
15007986

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549



FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2015

Commission File Number 0-99

PETRÓLEOS MEXICANOS

(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM

(Translation of registrant's name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329
Colonia Petróleos Mexicanos
México, D.F. 11311
México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes __ No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes X No __

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

The following represents an English translation of the unaudited financial information presented to the Mexican Stock Exchange by Petróleos Mexicanos for the period ended June 30, 2015.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**

QUARTER: **02** YEAR: **2015**

PETROLEOS MEXICANOS

STATEMENT OF FINANCIAL POSITION

AT 30 JUNE 2015 AND 31 DECEMBER 2014

CONSOLIDATED

(Thousand Pesos)

Final Printing

REF	ACCOUNT / SUBACCOUNT	ENDING CURRENT Amount	PREVIOUS YEAR END Amount
10000000	**TOTAL ASSETS**	**2,121,732,658**	**2,128,368,280**
11000000	**TOTAL CURRENT ASSETS**	**252,611,009**	**289,327,281**
11010000	CASH AND CASH EQUIVALENTS	91,258,882	117,988,528
11020000	SHORT-TERM INVESMENTS	0	0
11020010	AVAILABLE-FOR-SALE INVESTMENTS	0	0
11020020	TRADING INVESTMENTS	0	0
11020030	HELD-TO-MATURITY INVESTMENTS	0	0
11030000	TRADE RECEIVABLES, NET	59,483,501	59,129,382
11030010	TRADE RECEIVABLES	60,158,844	59,728,006
11030020	ALLOWANCE FOR DOUBTFUL ACCOUNTS	-675,343	-598,624
11040000	OTHER RECEIVABLES, NET	48,119,664	55,293,585
11040010	OTHER RECEIVABLES	48,119,664	55,293,585
11040020	ALLOWANCE FOR DOUBTFUL ACCOUNTS	0	0
11050000	INVENTORIES	46,101,043	49,938,656
11051000	BIOLOGICAL CURRENT ASSETS	0	0
11060000	OTHER CURRENT ASSETS	7,647,919	6,977,130
11060010	PREPAYMENTS	0	0
11060020	DERIVATIVE FINANCIAL INSTRUMENTS	2,141,084	1,562,556
11060030	ASSETS AVAILABLE FOR SALE	5,506,835	5,414,574
11060050	RIGHTS AND LICENSES	0	0
11060060	OTHER	0	0
12000000	**TOTAL NON-CURRENT ASSETS**	**1,869,121,649**	**1,839,040,999**
12010000	ACCOUNTS RECEIVABLE, NET	0	0
12020000	INVESTMENTS	24,358,562	22,014,760
12020010	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES	24,358,562	22,014,760
12020020	HELD-TO-MATURITY INVESTMENTS	0	0
12020030	AVAILABLE-FOR-SALE INVESTMENTS	0	0
12020040	OTHER INVESTMENTS	0	0
12030000	PROPERTY, PLANT AND EQUIPMENT, NET	1,814,180,867	1,783,374,138
12030010	LAND AND BUILDINGS	1,369,913,135	1,298,624,242
12030020	MACHINERY AND INDUSTRIAL EQUIPMENT	1,759,876,391	1,711,147,635
12030030	OTHER EQUIPMENT	84,975,993	93,367,670
12030040	ACCUMULATED DEPRECIATION	-1,600,239,944	-1,515,558,153
12030050	CONSTRUCTION IN PROGRESS	199,655,292	195,792,744
12040000	INVESTMENT PROPERTY	0	0
12050000	BIOLOGICAL NON- CURRENT ASSETS	0	0
12060000	INTANGIBLE ASSETS,NET	21,298,203	22,625,264
12060010	GOODWILL	0	0
12060020	TRADEMARKS	0	0
12060030	RIGHTS AND LICENSES	0	109,279
12060031	CONCESSIONS	0	0
12060040	OTHER INTANGIBLE ASSETS	21,298,203	22,515,985
12070000	DEFERRED TAX ASSETS	2,004,039	4,142,618
12080000	OTHER NON-CURRENT ASSETS	7,279,978	6,884,219
12080001	PREPAYMENTS	0	0
12080010	DERIVATIVE FINANCIAL INSTRUMENTS	0	0
12080020	EMPLOYEE BENEFITS	0	0
12080021	AVAILABLE FOR SALE ASSETS	0	0
12080040	DEFERRED CHARGES	0	0
12080050	OTHER	7,279,978	6,884,219
20000000	**TOTAL LIABILITIES**	**3,060,175,511**	**2,896,089,134**
21000000	**TOTAL CURRENT LIABILITIES**	**295,576,095**	**334,159,347**
21010000	BANK LOANS	110,832,188	108,858,809
21020000	STOCK MARKET LOANS	57,266,220	37,007,408
21030000	OTHER LIABILITIES WITH COST	0	0
21040000	TRADE PAYABLES	58,569,497	116,178,295
21050000	TAXES PAYABLE	28,584,200	42,420,090
21050010	INCOME TAX PAYABLE	16,178,441	31,030,442
21050020	OTHER TAXES PAYABLE	12,405,759	11,389,648
21060000	OTHER CURRENT LIABILITIES	40,323,990	29,694,745

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **02** YEAR: **2015**

PETROLEOS MEXICANOS

STATEMENT OF FINANCIAL POSITION

AT 30 JUNE 2015 AND 31 DECEMBER 2014

(Thousand Pesos)

CONSOLIDATED

Final Printing

REF	ACCOUNT / SUBACCOUNT	ENDING CURRENT Amount	PREVIOUS YEAR END Amount
21060010	INTEREST PAYABLE	0	0
21060020	DERIVATIVE FINANCIAL INSTRUMENTS	21,532,798	17,459,740
21060030	DEFERRED REVENUE	0	0
21060050	EMPLOYEE BENEFITS	0	0
21060060	PROVISIONS	0	0
21060061	CURRENT LIABILITIES RELATED TO AVAILABLE FOR SALE ASSETS	0	0
21060080	OTHER	18,791,192	12,235,005
22000000	**TOTAL NON-CURRENT LIABILITIES**	**2,764,599,416**	**2,561,929,787**
22010000	BANK LOANS	153,748,094	151,904,877
22020000	STOCK MARKET LOANS	1,009,459,486	845,479,409
22030000	OTHER LIABILITIES WITH COST	0	0
22040000	DEFERRED TAX LIABILITIES	1,382,540	4,315,942
22050000	OTHER NON-CURRENT LIABILITIES	1,600,009,296	1,560,229,559
22050010	DERIVATIVE FINANCIAL INSTRUMENTS	0	0
22050020	DEFERRED REVENUE	0	0
22050040	EMPLOYEE BENEFITS	1,517,202,818	1,474,088,528
22050050	PROVISIONS	72,111,472	78,422,943
22050051	NON-CURRENT LIABILITIES RELATED TO AVAILABLE FOR SALE ASSETS	0	0
22050070	OTHER	10,695,006	7,718,088
30000000	**TOTAL EQUITY**	**-938,442,853**	**-767,720,854**
30010000	EQUITY ATTRIBUTABLE TO OWNERS OF PARENT	-938,671,577	-768,065,672
30030000	CAPITAL STOCK	144,604,835	134,604,835
30040000	SHARES REPURCHASED	0	0
30050000	PREMIUM ON ISSUANCE OF SHARES	0	0
30060000	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
30070000	OTHER CONTRIBUTED CAPITAL	43,730,591	43,730,591
30080000	RETAINED EARNINGS (ACCUMULATED LOSSES)	-736,857,231	-551,806,632
30080010	LEGAL RESERVE	1,002,130	1,002,130
30080020	OTHER RESERVES	0	0
30080030	RETAINED EARNINGS	-552,808,762	-287,605,549
30080040	NET INCOME FOR THE PERIOD	-185,050,599	-265,203,213
30080050	OTHERS	0	0
30090000	ACCUMULATED OTHER COMPREHENSIVE INCOME (NET OF TAX)	-390,149,772	-394,594,466
30090010	GAIN ON REVALUATION OF PROPERTIES	0	0
30090020	ACTUARIAL GAINS (LOSSES) FROM LABOR OBLIGATIONS	-408,349,268	-408,349,268
30090030	FOREING CURRENCY TRANSLATION	21,312,837	16,320,433
30090040	CHANGES IN THE VALUATION OF FINANCIAL ASSETS AVAILABLE FOR SALE	-3,113,341	-2,565,631
30090050	CHANGES IN THE VALUATION OF DERIVATIVE FINANCIAL INSTRUMENTS	0	0
30090060	CHANGES IN FAIR VALUE OF OTHER ASSETS	0	0
30090070	SHARE OF OTHER COMPREHENSIVE INCOME OF ASSOCIATES AND JOINT VENTURES	0	0
30090080	OTHER COMPREHENSIVE INCOME	0	0
30020000	NON-CONTROLLING INTERESTS	228,724	344,818

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **02** YEAR: **2015**

PETROLEOS MEXICANOS

STATEMENT OF FINANCIAL POSITION
INFORMATIONAL DATA

AT 30 JUNE 2015 AND 31 DECEMBER 2014

(Thousand Pesos)

CONSOLIDATED
Final Printing

REF	CONCEPTS	ENDING CURRENT Amount	PREVIOUS YEAR END Amount
91000010	SHORT-TERM FOREIGN CURRENCY LIABILITIES	97,862,409	96,339,237
91000020	LONG TERM FOREIGN CURRENCY LIABILITIES	913,383,850	752,123,195
91000030	CAPITAL STOCK (NOMINAL)	0	0
91000040	RESTATEMENT OF CAPITAL STOCK	0	0
91000050	PLAN ASSETS FOR PENSIONS AND SENIORITY PREMIUMS	4,367,936	2,993,244
91000060	NUMBER OF EXECUTIVES (*)	0	0
91000070	NUMBER OF EMPLOYEES (*)	150,657	153,085
91000080	NUMBER OF WORKERS (*)	0	0
91000090	OUTSTANDING SHARES (*)	0	0
91000100	REPURCHASED SHARES (*)	0	0
91000110	RESTRICTED CASH (1)	7,279,978	6,884,219
91000120	GUARANTEED DEBT OF ASSOCIATED COMPANIES	0	0

(1) THIS CONCEPT MUST BE FILLED WHEN THERE ARE GUARANTEES OR RESTRICTIONS THAT AFECCT CASH AND CASH EQUIVALENTS
(*) DATA IN UNITS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **02** YEAR: **2015**

PETROLEOS MEXICANOS

STATEMENTS OF COMPREHENSIVE INCOME

CONSOLIDATED

FOR THE SIX AND THREE MONTHS ENDED 30 JUNE, 2015 AND 2014

(Thousand Pesos)

Final Printing

REF	ACCOUNT / SUBACCOUNT	CURRENT YEAR		PREVIOUS YEAR	
		ACCUMULATED	QUARTER	ACCUMULATED	QUARTER
40010000	**REVENUE**	**588,362,881**	**308,863,634**	**816,004,263**	**409,070,156**
40010010	SERVICES	6,885,276	3,291,284	4,303,248	1,603,865
40010020	SALE OF GOODS	581,477,605	305,572,350	811,701,015	407,466,291
40010030	INTERESTS	0	0	0	0
40010040	ROYALTIES	0	0	0	0
40010050	DIVIDENDS	0	0	0	0
40010060	LEASES	0	0	0	0
40010061	CONSTRUCTIONS	0	0	0	0
40010070	OTHER REVENUE	0	0	0	0
40020000	**COST OF SALES**	**413,077,578**	**218,574,573**	**427,706,540**	**217,375,022**
40021000	GROSS PROFIT	175,285,303	90,289,061	388,297,723	191,695,134
40030000	**GENERAL EXPENSES**	**75,243,410**	**37,341,398**	**68,932,157**	**36,320,192**
40040000	**PROFIT (LOSS) BEFORE OTHER INCOME (EXPENSE), NET**	**100,041,893**	**52,947,663**	**319,365,566**	**155,374,942**
40050000	**OTHER INCOME (EXPENSE), NET**	**2,316,851**	**978,332**	**32,894,002**	**15,715,961**
40060000	**OPERATING PROFIT (LOSS) (*)**	**102,358,744**	**53,925,995**	**352,259,568**	**171,090,903**
40070000	FINANCE INCOME	3,056,666	2,612,895	7,678,897	4,848,603
40070010	INTEREST INCOME	3,056,666	2,612,895	1,228,071	713,736
40070020	GAIN ON FOREIGN EXCHANGE, NET	0	0	3,418,922	3,506,255
40070030	GAIN ON DERIVATIVES, NET	0	0	3,031,904	628,612
40070040	GAIN ON CHANGE IN FAIR VALUE OF FINANCIAL INSTRUMENTS	0	0	0	0
40070050	OTHER FINANCE INCOME	0	0	0	0
40080000	FINANCE COSTS	91,202,045	44,565,069	21,986,152	11,003,844
40080010	INTEREST EXPENSE	30,991,047	15,834,231	21,986,152	11,003,844
40080020	LOSS ON FOREIGN EXCHANGE, NET	45,343,956	28,730,838	0	0
40080030	LOSS ON DERIVATIVES, NET	14,867,042	0	0	0
40080050	LOSS ON CHANGE IN FAIR VALUE OF FINANCIAL INSTRUMENTS	0	0	0	0
40080060	OTHER FINANCE COSTS	0	0	0	0
40090000	**FINANCE INCOME (COSTS), NET**	**-88,145,379**	**-41,952,174**	**-14,307,255**	**-6,155,241**
40100000	SHARE OF PROFIT (LOSS) OF ASSOCIATES AND JOINT VENTURES	1,207,444	1,168,144	1,827,244	692,061
40110000	**PROFIT (LOSS) BEFORE INCOME TAX**	**15,420,809**	**13,141,965**	**339,779,557**	**165,627,723**
40120000	INCOME TAX EXPENSE	200,597,165	97,772,036	428,028,441	217,923,184
40120010	CURRENT TAX	201,435,318	97,432,908	428,818,778	218,202,134
40120020	DEFERRED TAX	-838,153	339,128	-790,337	-278,950
40130000	**PROFIT (LOSS) FROM CONTINUING OPERATIONS**	**-185,176,356**	**-84,630,071**	**-88,248,884**	**-52,295,461**
40140000	PROFIT (LOSS) FROM DISCONTINUED OPERATIONS	0	0	0	0
40150000	**NET PROFIT (LOSS)**	**-185,176,356**	**-84,630,071**	**-88,248,884**	**-52,295,461**
40160000	PROFIT (LOSS), ATTRIBUTABLE TO NON-CONTROLLING INTERESTS	-125,757	-57,774	-140,106	-69,292
40170000	PROFIT (LOSS), ATTRIBUTABLE TO OWNERS OF PARENT	-185,050,599	-84,572,297	-88,108,778	-52,226,169

40180000	BASIC EARNINGS (LOSS) PER SHARE	0	0	0.00	0.00
40190000	DILUTED EARNINGS (LOSS) PER SHARE	0	0	0.00	0.00

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **02** YEAR: **2015**

PETROLEOS MEXICANOS

STATEMENTS OF COMPREHENSIVE INCOME

OTHER COMPREHENSIVE INCOME (NET OF INCOME TAX)

CONSOLIDATED

FOR THE SIX AND THREE MONTHS ENDED 30 JUNE, 2015 AND 2014

(Thousand Pesos)

Final Printing

REF	ACCOUNT / SUBACCOUNT	CURRENT YEAR		PREVIOUS YEAR	
		ACCUMULATED	QUARTER	ACCUMULATED	QUARTER
40200000	**NET PROFIT (LOSS)**	**-185,176,356**	**-84,630,071**	**-88,248,884**	**-52,295,461**
	DISCLOSURES NOT BE RECLASSIFIED ON INCOME				
40210000	PROPERTY REVALUATION GAINS	0	0	0	0
40220000	ACTUARIAL EARNINGS (LOSS) FROM LABOR OBLIGATIONS	0	0	17,546	17,546
40220100	SHARE OF INCOME ON REVALUATION ON PROPERTIES OF ASSOCIATES AND JOINT VENTURES	0	0	0	0
	DISCLOSURES MAY BE RECLASSIFIED SUBSEQUENTLY TO INCOME				
40230000	FOREING CURRENCY TRANSLATION	5,002,067	-956,234	-802,702	-640,921
40240000	CHANGES IN THE VALUATION OF FINANCIAL ASSETS HELD-FOR-SALE	-547,710	-493,121	1,418,580	1,258,380
40250000	CHANGES IN THE VALUATION OF DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
40260000	CHANGES IN FAIR VALUE OF OTHER ASSETS	0	0	0	0
40270000	SHARE OF OTHER COMPREHENSIVE INCOME OF ASSOCIATES AND JOINT VENTURES	0	0	0	0
40280000	**OTHER COMPREHENSIVE INCOME**	**0**	**0**	**0**	**0**
40290000	**TOTAL OTHER COMPREHENSIVE INCOME**	**4,454,357**	**-1,449,355**	**633,424**	**635,005**

REF	ACCOUNT / SUBACCOUNT	CURRENT YEAR ACCUMULATED	CURRENT YEAR QUARTER	PREVIOUS YEAR ACCUMULATED	PREVIOUS YEAR QUARTER
40300000	**TOTAL COMPREHENSIVE INCOME**	**-180,721,999**	**-86,079,426**	**-87,615,460**	**-51,660,456**
40320000	COMPREHENSIVE INCOME, ATTRIBUTABLE TO NON-CONTROLLING INTERESTS	-116,094	-49,415	-140,888	-71,195
40310000	COMPREHENSIVE INCOME, ATTRIBUTABLE TO OWNERS OF PARENT	-180,605,905	-86,030,011	-87,474,572	-51,589,261

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **02** YEAR: **2015**

PETROLEOS MEXICANOS

STATEMENTS OF COMPREHENSIVE INCOME
INFORMATIONAL DATA

CONSOLIDATED

FOR THE SIX AND THREE MONTHS ENDED 30 JUNE, 2015 AND 2014

(Thousand Pesos)

Final Printing

REF	ACCOUNT / SUBACCOUNT	CURRENT YEAR		PREVIOUS YEAR	
		ACCUMULATED	QUARTER	ACCUMULATED	QUARTER
92000010	OPERATING DEPRECIATION AND AMORTIZATION	77,652,400	40,681,338	73,174,076	35,603,686

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **02** YEAR: **2015**

PETROLEOS MEXICANOS

STATEMENTS OF COMPREHENSIVE INCOME
INFORMATIONAL DATA (12 MONTHS)

CONSOLIDATED

(Thousand Pesos)

Final Printing

REF	ACCOUNT / SUBACCOUNT	YEAR	
		CURRENT	PREVIOUS
92000030	REVENUE NET (**)	1,359,086,493	1,634,804,001
92000040	OPERATING PROFIT (LOSS) (**)	365,579,188	81,022,390
92000060	NET PROFIT (LOSS) (**)	-362,470,461	-204,706,274
92000050	PROFIT (LOSS), ATTRIBUTABLE TO OWNERS OF PARENT(**)	-362,145,034	-204,922,350
92000070	OPERATING DEPRECIATION AND AMORTIZATION (**)	147,553,111	148,142,029

(*) TO BE DEFINED BY EACH COMPANY
(**) INFORMATION LAST 12 MONTHS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**

PETROLEOS MEXICANOS

QUARTER: **02** YEAR: **2015**

STATEMENT OF CHANGES IN EQUITY

(THOUSAND PESOS)

CONSOLIDATED

Final Printing

CONCEPTS	CAPITAL STOCK	SHARES REPURCHASED	PREMIUM ON ISSUANCE OF SHARES	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	OTHER CAPITAL CONTRIBUTED	RETAINED EARNINGS (ACCUMULATED LOSSES)		ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	EQUITY ATTRIBUTABLE TO OWNERS OF PARENT	NON-CONTROLLING INTERESTS	TOTAL EQUITY
						RESERVES	UNAPPROPRIATED EARNINGS (ACCUMULATED LOSSES)				
BALANCE AT JANUARY 1, 2014	114,604,835	0	0	0	115,313,691	1,002,130	-287,605,549	-129,065,629	-185,750,522	503,882	-185,246,640
RETROSPECTIVE ADJUSTMENTS	0	0	0	0	0	0	0	0	0	0	0
APPLICATION OF COMPREHENSIVE INCOME TO RETAINED EARNINGS	0	0	0	0	0	0	0	0	0	0	0
RESERVES	0	0	0	0	0	0	0	0	0	0	0
DIVIDENDS	0	0	0	0	0	0	0	0	0	0	0
CAPITAL INCREASE (DECREASE)	0	0	0	0	1,809,600	0	0	0	1,809,600	0	1,809,600
REPURCHASE OF SHARES	0	0	0	0	0	0	0	0	0	0	0
(DECREASE) INCREASE IN PREMIUM ON ISSUE OF SHARES	0	0	0	0	0	0	0	0	0	0	0
(DECREASE) INCREASE IN NON-CONTROLLING INTERESTS	0	0	0	0	0	0	0	0	0	0	0
OTHER CHANGES	0	0	0	0	0	0	0	0	0	0	0
COMPREHENSIVE INCOME	0	0	0	0	0	0	-88,108,778	634,206	-87,474,572	-140,888	-87,615,460
BALANCE AT JUNE 30, 2014	114,604,835	0	0	0	117,123,291	1,002,130	-375,714,327	-128,431,423	-271,415,494	362,994	-271,052,500
BALANCE AT JANUARY 1, 2015	134,604,835	0	0	0	43,730,591	1,002,130	-552,808,762	-394,594,466	-768,065,672	344,818	-767,720,854
RETROSPECTIVE ADJUSTMENTS	0	0	0	0	0	0	0	0	0	0	0
APPLICATION OF COMPREHENSIVE INCOME TO RETAINED EARNINGS	0	0	0	0	0	0	0	0	0	0	0
RESERVES	0	0	0	0	0	0	0	0	0	0	0
DIVIDENDS	0	0	0	0	0	0	0	0	0	0	0
CAPITAL INCREASE (DECREASE)	10,000,000	0	0	0	0	0	0	0	10,000,000	0	10,000,000
REPURCHASE OF SHARES	0	0	0	0	0	0	0	0	0	0	0
(DECREASE) INCREASE IN PREMIUM ON ISSUE OF SHARES	0	0	0	0	0	0	0	0	0	0	0
(DECREASE) INCREASE IN NON-CONTROLLING INTERESTS	0	0	0	0	0	0	0	0	0	0	0
OTHER CHANGES	0	0	0	0	0	0	0	0	0	0	0
COMPREHENSIVE INCOME	0	0	0	0	0	0	-185,050,599	4,444,694	-180,605,905	-116,094	-180,721,999
BALANCE AT JUNE 30, 2015	144,604,835	0	0	0	43,730,591	1,002,130	-737,859,361	-390,149,772	-938,671,577	228,724	-938,442,853

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **02** YEAR: **2015**

PETROLEOS MEXICANOS

STATEMENT OF CASH FLOWS

FOR THE SIX MONTHS ENDED 30 JUNE, 2015 AND 2014

(Thousand Pesos)

CONSOLIDATED

Final Printing

REF	ACCOUNT/SUBACCOUNT	CURREENT YEAR Amount	PREVIOUS YEAR Amount
OPERATING ACTIVITIES			
50010000	**PROFIT (LOSS) BEFORE INCOME TAX**	**15,420,809**	**339,779,557**
50020000	+(-) ITEMS NOT REQUIRING CASH	0	0
50020010	+ ESTIMATE FOR THE PERIOD	0	0
50020020	+ PROVISION FOR THE PERIOD	0	0
50020030	+(-) OTHER UNREALISED ITEMS	0	0
50030000	+(-) ITEMS RELATED TO INVESTING ACTIVITIES	87,458,708	88,494,238
50030010	DEPRECIATION AND AMORTISATION FOR THE PERIOD	77,652,400	73,174,076
50030020	(-)+ GAIN OR LOSS ON SALE OF PROPERTY, PLANT AND EQUIPMENT	0	0
50030030	+(-) LOSS (REVERSAL) IMPAIRMENT	-3,013,120	8,678,011
50030040	(-)+ EQUITY IN RESULTS OF ASSOCIATES AND JOINT VENTURES	-1,207,444	-1,827,243
50030050	(-) DIVIDENDS RECEIVED	-171,451	-504,396
50030060	(-) INTEREST RECEIVED	0	0
50030070	(-) EXCHANGE FLUCTUATION	0	0
50030080	(-)+ OTHER INFLOWS (OUTFLOWS) OF CASH	14,198,323	8,973,790
50040000	+(-) ITEMS RELATED TO FINANCING ACTIVITIES	76,402,412	16,458,008
50040010	(+) ACCRUED INTEREST	29,812,466	20,595,543
50040020	(+) EXCHANGE FLUCTUATION	48,685,862	-3,140,648
50040030	(+) DERIVATIVE TRANSACTIONS	0	0
50040040	(-)+ OTHER INFLOWS (OUTFLOWS) OF CASH	-2,095,916	-996,887
50050000	**CASH FLOWS BEFORE INCOME TAX**	**179,281,929**	**444,731,803**
50060000	CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES	-220,187,951	-422,771,459
50060010	+(-) DECREASE (INCREASE) IN TRADE ACCOUNTS RECEIVABLE	-5,779,617	-8,363,080
50060020	+(-) DECREASE (INCREASE) IN INVENTORIES	3,837,613	13,383,589
50060030	+(-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	-2,419,336	-4,627,458
50060040	+(-) INCREASE (DECREASE) IN TRADE ACCOUNTS PAYABLE	-57,608,798	-47,713,836
50060050	+(-) INCREASE (DECREASE) IN OTHER LIABILITIES	44,634,955	37,527,038
50060060	+(-) INCOME TAXES PAID OR RETURNED	-202,852,768	-412,977,712
50070000	**NET CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES**	**-40,906,022**	**21,960,344**
INVESTING ACTIVITIES			
50080000	NET CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES	-102,632,436	-80,089,326
50080010	(-) PERMANENT INVESTMENTS	-30,768	-118,365
50080020	+ DISPOSITION OF PERMANENT INVESTMENTS	0	0
50080030	(-) INVESTMENT IN PROPERTY, PLANT AND EQUIPMENT	-100,325,322	-92,594,262
50080040	+ SALE OF PROPERTY, PLANT AND EQUIPMENT	0	0
50080050	(-) TEMPORARY INVESTMENTS	0	0
50080060	+ DISPOSITION OF TEMPORARY INVESTMENTS	0	12,735,337
50080070	(-) INVESTMENT IN INTANGIBLE ASSETS	0	0
50080080	+ DISPOSITION OF INTANGIBLE ASSETS	0	0
50080090	(-) ACQUISITIONS OF VENTURES	0	0
50080100	+ DISPOSITIONS OF VENTURES	0	0
50080110	+ DIVIDEND RECEIVED	0	336,095
50080120	+ INTEREST RECEIVED	0	0
50080130	+(-) DECREASE (INCREASE) ADVANCES AND LOANS TO THIRD PARTS	0	0
50080140	-(+) OTHER INFLOWS (OUTFLOWS) OF CASH	-2,276,346	-448,131
FINANCING ACTIVITIES			
50090000	NET CASH FLOW FROM (USED IN) FINANCING ACTIVITIES	113,552,304	66,310,572
50090010	+ BANK FINANCING	63,681,140	94,110,213
50090020	+ STOCK MARKET FINANCING	164,667,142	83,735,560
50090030	+ OTHER FINANCING	0	0
50090040	(-) BANK FINANCING AMORTISATION	-80,325,046	-74,578,398
50090050	(-) STOCK MARKET FINANCING AMORTISATION	-17,498,050	-19,526,346
50090060	(-) OTHER FINANCING AMORTISATION	0	0
50090070	+(-) INCREASE (DECREASE) IN CAPITAL STOCK	10,000,000	1,809,600
50090080	(-) DIVIDENDS PAID	0	0
50090090	+ PREMIUM ON ISSUANCE OF SHARES	0	0
50090100	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
50090110	(-) INTEREST EXPENSE	-26,972,882	-19,240,057
50090120	(-) REPURCHASE OF SHARES	0	0
50090130	(-)+ OTHER INFLOWS (OUTFLOWS) OF CASH	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **02** YEAR: **2015**

PETROLEOS MEXICANOS

STATEMENT OF CASH FLOWS

FOR THE SIX MONTHS ENDED 30 JUNE, 2015 AND 2014

(Thousand Pesos)

CONSOLIDATED

Final Printing

REF	ACCOUNT/SUBACCOUNT	CURREENT YEAR	PREVIOUS YEAR
		Amount	Amount
50100000	**NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS**	**-29,986,154**	**8,181,590**
50110000	**EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS**	**3,256,508**	**-512,972**
50120000	CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	117,988,528	80,745,719
50130000	**CASH AND CASH EQUIVALENTS AT END OF PERIOD**	**91,258,882**	**88,414,337**

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PEMEX QUARTER: 02 YEAR: 2015

PETRÓLEOS MEXICANOS

DISCUSSION AND ANALYSIS OF THE
ADMINISTRATION ON THE RESULTS OF OPERATIONS
AND FINANCIAL CONDITION OF THE COMPANY

CONSOLIDATED
Final Printing

Analysis and Review of the Administration on the Operations and Financial Results of Petróleos Mexicanos (the Company) as of June 30, 2015.

In addition to this document, the Company is providing a report to publish its preliminary financial and operational results for the second quarter of 2015. The Company encourages the reader to analyze this report together with the information provided in the Annexes hereto and the transcript of its conference call announcing its quarterly results. All comparisons are made against the same period of the previous year unless otherwise specified. This call took place on July 28, 2015. Annexes, transcripts and relevant documents related to this call can be found at www.pemex.com/en/investors.

Quarterly information summary

* Total sales, net of IEPS (Special Tax on Production and Services, *Impuesto Especial Sobre Producción y Servicios*) during the second quarter amounted to MXN 309.7 billion, a 24.5% decrease as compared to the same period of 2014.

* Operating income, net of IEPS, recorded during the period amounted to MXN 53.9 billion, a 68.5% decrease as compared to the second quarter of 2014.

* Total hydrocarbons production averaged 3.3 MMboed, and crude oil production decreased by 9.8%

* The average price of the Mexican crude oil basket decreased by 44.4%, from USD 97.09 to USD 53.95.

* EBITDA totaled MXN 130.7 billion (USD 8.4 billion).

FINANCIAL RESULTS

Total sales

During the second quarter of 2015, total sales (including the amount of IEPS credit) decreased by 27.0%, or MXN 114.3 billion, as compared to the same period of 2014, primarily as a result of:

- a 24.8%, or MXN 44.8 billion decrease in domestic sales of gasoline and diesel. The price effect on the domestic sales of gasoline and diesel had a negative impact of MXN 46.2 billion, while sales volume increased by USD 1.4 billion;

- a 34.8%, or MXN 43.4 billion decrease in exports of crude oil and condensates, largely due to a decline in the prices of oil. The price effect on the exports of oil and condensates had a negative

impact of MXN 41.6 billion, and sales volume decreased by MXN 1.8 billion. The Mexican crude oil basket decreased by USD 43.14, from USD 97.09 to USD 53.95 per barrel;

- a 40.4%, or MXN 9.1 billion decrease in domestic sales of dry gas, mainly due to a decline in the prices of gas, and a decrease in sales volume. The Henry Hub price reference used decreased from USD 4.68 to USD 2.65 per million British Thermal Units (MMBtu). The price effect on the domestic sales of dry gas had a negative impact of MXN 6.5 billion, and sales volume decreased by MXN 2.6 billion;

- a 63.1%, or MXN 8.0 billion decrease in domestic sales of fuel oil; and

- a 16.2%, or MXN 6.5 billion decrease in exports of petroleum products, primarily as a result of lower prices. The price effect on the reduction of petroleum products' exports had a negative impact of MXN 12.1 billion, and was partially offset by an increase in sales volume by MXN 5.6 billion.

Gross & Operating Income

During the second quarter of 2015, gross income, net of IEPS, decreased by 55.9%, or MXN 115.5 billion, as compared to the same period of 2014. It's important to highlight that as of January 1, 2015, the Company's tax regime was modified as established in the Hydrocarbons Revenue Law, which sets forth that direct taxes and duties should be recorded under the cost of sales: Hydrocarbon Extraction Duty, Hydrocarbon Exploration Duty, and Hydrocarbon Extraction Activity Tax.

In addition, operating income decreased by 68.5%, or MXN 117.2 billion, as compared to the same period of 2014, to MXN 53.9 billion.

Composition of Net Income (Loss)

During the second quarter of 2015, the Company recorded a net loss of MXN 84.6 billion, primarily as a result of:

- operating income of MXN 53.9 billion;
- net interest expense of MXN 14.5 billion;
- costs associated to financial derivatives of MXN 1.3 billion;
- a foreign exchange loss of MXN 28.7 billion; and
- taxes and duties of MXN 97.8 billion.

During the second quarter of 2015, the ratio of taxes and duties paid to operating income was 181.3%, as compared to 127.4% during the same period of 2014. We would highlight that based on the new fiscal regime applicable as of January 1, 2015, some of the taxes and duties are recorded under the cost of sales, therefore, operating income between the 2014 and 2015 periods is not entirely comparable.

DISCUSSION AND ANALYSIS OF THE
ADMINISTRATION ON THE RESULTS OF OPERATIONS
AND FINANCIAL CONDITION OF THE COMPANY

CONSOLIDATED

Final Printing

Although since 2015, the Company has been subject to a new fiscal regime that is more in line with the rest of the oil and gas industry, the Company, as opposed to other companies, is still not able to deduct all of its operating costs and expenses in its calculation of taxes and duties. As a result, taxes and duties paid have consistently been greater than income before taxes and duties and operating income since 1998, except for 2006, when the cap on permitted deductions was updated.

It is therefore desirable that in the future, the fiscal regime applicable to the Company is one that is comparable to other companies in the oil and gas industry. In order to realize all of the expected benefits from the Energy Reform, it is of utmost importance that all players in the Mexican oil and gas industry operate under equal conditions.

Evolution of Net Income (Loss)

The increase in net loss during the second quarter of 2015 is primarily explained by:

- a 68.5%, or MXN 117.2 billion decrease in operating income;
- a MXN 4.3 billion increase in net interest expense;
- a MXN 0.7 billion increase in costs associated to financial derivatives, mainly due to the depreciation of the U.S. dollar against currencies other than the Mexican peso in which the Company has entered into cross currency swaps;
- a MXN 32.2 billion foreign exchange loss, as a result of a 2.7% depreciation of the Mexican peso relative to the U.S. dollar during the second quarter of 2015, as compared to a 0.4% appreciation of the Mexican peso relative to the U.S. dollar during the same period of 2014; and
- a 55.1%, or MXN 120.2 billion decrease in taxes and duties, due to a decline in the production and price of the Mexican crude oil basket.

As a result of the aforementioned, the Company recorded a net loss of MXN 84.6 billion during the second quarter of 2015, as compared to MXN 52.3 billion during the same period of 2014.

Comprehensive Income (Loss)

During the second quarter of 2015, other comprehensive results decreased by MXN 2.1 billion, primarily as a result of a MXN 1.8 billion decrease in investment on assets available for sale, mainly from the sale of Repsol shares. As a result, the comprehensive loss amounted to MXN 86.1 billion.

Working Capital

As of June 30, 2015, working capital totaled MXN (43.0) billion, primarily as a result of a MXN 22.2 billion increase in short-term financial debt, a MXN 6.6 billion increase in accounts and accrued expenses payable, and a MXN 3.5 billion increase in derivate financial instruments –net-, which were partially offset by a MXN 57.6 billion reduction in suppliers.

Debt

Total financial debt increased by 16.4%, to MXN 1,331.3 billion (USD 85.5 billion), primarily due to the additional financing activities carried out during the period.

DISCUSSION AND ANALYSIS OF THE
ADMINISTRATION ON THE RESULTS OF OPERATIONS
AND FINANCIAL CONDITION OF THE COMPANY

During 2015, Petróleos Mexicanos and PMI's (refers to P.M.I. Holdings, B.V., P.M.I. Norteamérica, S.A. de C.V., Pemex Finance Ltd and Pro-Agroindustria, S.A. de C.V.) total financing activities amounted to MXN 236.4 billion (USD 15.2 billion). Total debt payments made during the period amounted to MXN 97.8 billion (USD 6.3 billion).

The Company's financing strategy is intended to take advantage of financial markets with increased liquidity, maximize efficiencies with respect to reference curves, seize opportunities in select markets and maintain a diversified debt maturity profile.

Investment Activities
During the first half of 2015, the Company spent MXN 199.7 billion (USD 13.2 billion, at the established average exchange rate for the second quarter of 2015, of MXN 15.1200 = USD 1.00.) on investment activities, which represents 64.9% of the total investment of MXN 307.6 billion that were programmed for the year. These investments were allocated as follows:

- MXN 171.7 billion to Pemex-Exploration and Production (includes maintenance expenditures), MXN 24.1 billion of which were allocated to exploration;
- MXN 22.6 billion to Pemex-Refining;
- MXN 3.3 billion to Pemex-Gas and Basic Petrochemicals;
- MXN 1.4 billion to Pemex-Petrochemicals; and
- MXN 0.8 billion to Petróleos Mexicanos Corporate.

Financing Activities

Capital Markets
From April, 1 to July 16, 2015, Petróleos Mexicanos issued a total of MXN 17.5 billion of short-term Certificados Bursátiles at fixed and floating rates and repaid MXN 12.5 billion for a revolving amount of up to MXN

On April 21, 2015, Petróleos Mexicanos issued the following series of securities for an aggregate amount of EUR 2.25 billion:
- EUR 1.0 billion, 1.875% Notes due in April 2022; and
- EUR 1.25 billion, 2.750% Notes due in April 2027.

On July 16, 2015, Petróleos Mexicanos issued Certificados Bursátiles for an aggregate amount of approximately MXN 7.7 billion, in three tranches:
- MXN 650 million due in 2020, at a floating rate of TIIE +15 basis points (PEMEX 14 reopening);
- MXN 6.1 billion due in 2026, at a fixed rate of 7.47% (PEMEX 14-2 reopening); and
- The equivalent of approximately MXN 971.6 million in UDIs (Investment Units) due in 2026, at a fixed rate of 3.94% (PEMEX 14U reopening).

ECAs

On July 22, 2015, Petróleos Mexicanos issued USD 525 million of its 2.46% Notes, due in 2025. These are structured bonds guaranteed by the U.S. Export Import Bank.

Syndicated Revolving Credit Lines
As of June 30, 2015, Petróleos Mexicanos holds syndicated revolving credit lines for liquidity management in the amounts of USD 4.5 billion and MXN 23.5 billion, of which USD 1.05 billion and MXN 3.5 billion are available.

OPERATING RESULTS

Exploration & Production

Crude Oil Production

During the second quarter of 2015, total crude oil production averaged 2,225 Mbd, a 9.8%, or 243 Mbd decrease as compared to the same period of 2014. This variation was primarily due to:

- a 9.9% decrease in the production of heavy crude oil, as a result of the natural decline in production and an increase in the fractional water flow of wells in highly fractured deposits of the Cantarell business unit;
- an 8.4% decrease in production of light crude oil, primarily due to production deferrals at fields of the Abktatún-Pol-Chuc business unit, as a result of the incident that occurred at the Abkatún-A Permanente platform. By the end of the quarter, the decrease in production volume due to the pending restoration of the Abkatún-A Permanente platform was 20 Mbd; and
- a 13.6% decrease in extra-light crude oil production, primarily due to an increase in the fractional water flow of wells located in the Samaria-Luna business unit, a natural decline in production at the Costero field, as well as an increase in the fractional water flow with high salt concentration of wells in the Macuspana-Muspac business unit.

This decrease was partially offset by a 2.5% increase in production from the Litoral de Tabasco and Ku-Maloob-Zaap business units.

Natural Gas Production

During the second quarter of 2015, natural gas production decreased by 6.3% (does not include nitrogen), as compared to the same quarter of 2014, from 5,762 to 5,399 MMcfd. This decrease was primarily driven by:

- an 8.4% decrease in the supply of associated gas, primarily caused by production deferrals at fields of the Abkatún-Pol-Chuc business unit, as a result of the incident that occurred at the Abkatún-A Permanente platform, as well as an increase in the fractional water flow of wells in highly fractured deposits of the Bellota-Jujo and Samaria Luna business units in the Southern region; and
- a marginal decrease in non-associated gas production during the period, primarily at the Veracruz and Macuspana business units of the Northern and Southern region, respectively.

Gas Flaring
During the second quarter of 2015, natural gas use as a percentage of production amounted to 90.2%.

Gas flaring increased by 135.3%, primarily as a result of the incident that occurred at the Abkatún-A Permanente platform, delays in the completion of works for gas utilization and problems with compression equipment located on marine rigs.

Operational Infrastructure
During the second quarter of 2015, the average number of operating wells totaled 9,380, a 1.4% decrease as compared to the average number of operating wells during the same quarter of 2014.

The completion of wells decreased by 19.3%, a decrease of 22 wells, of which 18 are development wells and 4 are exploration wells. This decrease was a result of a scheduled reduction of development activities at the Poza Rica-Altamira, Burgos and Veracruz business units in the Northern region, and a scheduled reduction of exploration activities at the Burgos and Southeastern Onshore Basins business units in the Northern and Southern region, respectively.

Seismic Information
During the second quarter of 2015, 3D seismic data acquisition increased by 106.0%, while 2D seismic data acquisition decreased by 80.0% as a result of a reduction in the areas assigned to the Company for exploration as part of the Round Zero process.

The two-dimensional acquisition efforts were focused on the Sur de Burgos 2D study, which acquired 177 km of 2D seismic data. In addition, the Company acquired 612 km^2 of 3D seismic data by focusing its three-dimensional acquisition efforts on the Salsomera NE 3D and the Ku-Maloob-Zaap 3D 3C studies.

Discoveries
As a result of the exploratory activities carried out during the second quarter of 2015, the Batsil -1 well located 102 km northwest of Ciudad del Carmen, Campeche, at water depths of 82 meters in the Litoral de Tabasco business unit, confirmed the existence of heavy crude oil. The initial production of the discovery well was above 1,190 bd.

In addition, the Cheek-1 well located 69 km northwest of Ciudad del Carmen, Campeche, at water depths of 28 meters in the Abkatún-Pol-Chuc business unit, confirmed the existence of light crude oil. The initial production of the discovery well was more than 2,100 bd.

The volume of hydrocarbon reserves in these deposits is currently being evaluated. Nevertheless, we would highlight that these discoveries are located in shallow waters near existing production complexes. Production is expected to commence approximately 16 months after a development plan

is approved and corresponding authorizations are obtained, achieving a stable production platform six months later.

Other Information Related to E&P Activities

Incidents

On April 1, 2015, an explosion occurred at the Abkatún-A Permanente processing platform in the Southwestern Marine region of the Gulf of Mexico. As a result of the incident, seven people died and 45 people were injured. The Company profoundly regrets the loss of human lives and the injuries suffered by workers due to this incident.

As of the date of this report, the root-cause analysis to determine the primary cause of the explosion continues to be conducted by the company ABSG.

On May 5, 2015, the Troll Solution jack-up, owned by Typhoon Offshore, tilted while positioning itself on the Caan-A platform, in the Campeche Sound, due to a failure of one of its legs. Hydrocarbons production was not affected, as Troll Solution is a mobile platform that provides only maintenance to wells.

Unfortunately, two workers from Typhoon Offshore died and a third one was injured. The Company profoundly regrets the loss of human lives and the injuries suffered by workers due to this incident.

On June 22, 2015, an oil and gas leak occurred at the Akal-H satellite platform in the Campeche Sound. There were no injuries to report and hydrocarbons production was not affected.

Industrial Transformation

Crude Oil Processing

During the second quarter of 2015, total crude oil processing decreased by 11.7%, to 1,058 Mbd, as compared to the same period of 2014, primarily due to scheduled maintenance cycles; non-scheduled maintenance and overhaul works and operational problems resulting from the quality of crude oil supplied by producing areas. As a result, the Company's usage of its primary distillation capacity decreased by 8.4 percentage points.

The ratio of heavy crude oil to total crude oil processed by the National Refining System (NRS) increased by 2.5 percentage points, as part of an effort to take advantage of highly specialized equipment to convert residuals and maximize the output of gasoline.

Production of Petroleum Products

During the second quarter of 2015, total petroleum products output decreased by 13.2%, as compared to the same period of 2014, from 1,401 to 1,216 Mbd, primarily due to a decrease in the amount of crude oil processed during this period.

Variable Refining Margin
During the second quarter of 2015, the Company's NRS recorded a positive variable refining margin of USD 8.85 per barrel, as compared to USD 3.56 per barrel during the same quarter of 2014. This increase is primarily a result of processing a heavier crude oil mix.

Natural Gas Processing and Production
During the second quarter of 2015, natural gas processing decreased by 8.3%, to 3,955 MMcfd, as compared to the same period of 2014, in response to the decreased availability of sour and sweet wet gas from both the offshore and onshore regions. As a result, dry gas and natural gas liquids production decreased by 8.8% and 12.1%, respectively, as compared to the same period of 2014.

Condensates processing decreased by 15.7%, to 39.5 Mbd during the second quarter of 2015, as compared to the same period of 2014, primarily due to decreased availability of sour condensates in the Marine regions.

Petrochemicals Production
During the second quarter of 2015, the production of petrochemical products decreased by 8.5%, or 116 Mt, as compared to the same period of 2014, primarily due to the following:

- a 140 Mt decrease in production in the methane derivatives chain, due to decreased output of carbon dioxide and ammonia, in response to a reduction in the supply of natural gas; and
- a 60 Mt decrease in production of other petrochemicals, primarily due to a decrease in production of octane gasoline, which resulted from an increase in the use of octane gasoline as an input in the production of additional high octane hydrocarbons.

This decrease was partially offset by:

- an 11 Mt increase in production in the ethane derivatives chain, mainly due to increased production at the Swing plant;
- a 57 Mt increase in production in the aromatics and derivatives chain, due to the increased production of high octane hydrocarbons; and
- a 13 Mt increase in production in the propylene and derivatives chain, mainly due to increased output of propylene, as a result of the stabilization of the acrylonitrile production plant.

Industrial Transformation Projects

NuStar Energy
On April 10, 2015, the Company announced a ten-year agreement between NuStar Energy L.P. ("NuStar") and PMI, a subsidiary company of Petróleos Mexicanos, for the transportation and storage of naphtha.

Pursuant to the agreement, naphtha produced at the Reynosa-Burgos complex will be transported via NuStar's Burgos-Valley pipeline system first to a terminal in Edinburg, Texas, and then to Transmontaigne's terminal in Brownsville, Texas.

Maverick Terminals, LLC

On April 21, 2015, the Company through its affiliate, PMI, signed an agreement for the storage of liquid fuels with Maverick Terminal LLC.

Pursuant to the agreement, four tanks will be installed in Brownsville, Texas, which will have an initial total capacity of 300 Mbd, with a capability of expansion of up to 700 Mbd. Operations are expected to start during the third quarter of 2015.

PEMEX Gas Stations

As of June 30, 2015, a total of 11,006 PEMEX gas stations were registered, which is 98 more than the number registered as of June 30, 2014.

INDUSTRIAL SAFETY

Frequency Index

During the second quarter of 2015, the accumulated frequency index for the Company's personnel was 0.52 injuries per million man-hours worked (MMhh), which represents a 73.2% increase as compared to the same period of 2014, and is 30.0% higher than the International Association of Oil & Gas Producers (IOGP) standard for 2013, which was 0.40.

The frequency index refers to the number of accidents with incapacitating injuries per million man-hours worked (MMhh) with risk exposure during the relevant period of time. An incapacitating injury is an injury, functional damage or death that is caused, either immediately or subsequently, by a sudden event at work or during work-related activities. Man-hours worked with risk exposure represent the number of hours worked by all personnel, including overtime hours.

Severity Index

By the end of the second quarter of 2015, the accumulated severity index was 29 days lost per MMhh, a 59.1% increase as compared to the second quarter of 2014.

The severity index refers to the total number of days lost per million man-hours worked with risk exposure during the relevant period of time. The number of days lost is based on medical leaves of absence for injuries stemming from accidents at work, plus the number of corresponding days on which compensation is paid for partial or total disability or death.

The Company continues to direct its efforts toward supporting the implementation of its Operational Reliability Program while focusing on strengthening its accident containment plan through the following methods: operational discipline, operational procedures and safety practices, training and development, process-risk assessment, effective audits and mechanical integrity, labor

management, repair and maintenance management, operating windows, risk-based inspections and operational reliability oriented maintenance. The Company continues to evaluate the impact of these initiatives.

ENVIRONMENTAL PROTECTION

Sulfur Oxide Emissions

During the second quarter of 2015, sulfur oxide emissions increased by 9.5% as compared to the same period of 2014, primarily due to emissions produced as a result of the decline in wells that use nitrogen to increase its production, which resulted in an increase in the generation of sour gas with a high nitrogen content that is then burnt at the Northeastern Marine region and at the Akal C7/C8 Gas Processing Center.

Water Reuse

During the second quarter of 2015, the reuse of water increased by 2.0% as compared to the same period of 2014, primarily due to the decrease in the utilization rates of residual water treatment plants in the NRS.

Safety, Health at Work & Environmental Protection Strategy for 2015-2025

On May 28, 2015, the Company presented its Safety, Health at Work and Environmental Protection Strategy for 2015-2025 (SSPA, by its acronym in Spanish), which outlines actions to strengthen safety and reliability of operations in an efficient manner.

OTHER RELEVANT INFORMATION

New Organic Statute

The Board of Directors of Petróleos Mexicanos adopted a new Organic Statute. The Statute was published in the Official Gazette of the Federation on April 28, 2015.

Corporate Reorganization

On June 1, 2015, the recently created productive state-owned subsidiaries, Pemex Exploration and Production and Pemex Cogeneration and Services, were formed and began operating. Moreover, the Corporate Office of Operations was transformed into the Corporate Office of Planning, Coordination and Performance.

The Board of Directors of Petróleos Mexicanos also appointed the following individuals to the positions indicated below:

Pemex Exploration and Production:

- Juan Javier Hinojosa, Director of Development and Production
- José Antonio Escalera, Director of Exploration
- Gustavo Hernández, Director of Operations

Pemex Cogeneration and Services:
- Eleazar Gómez, Director General of Pemex Cogeneration and Services;

Corporate Office of Planning, Coordination and Performance:
- Rodulfo Figueroa, Corporate Director of Planning, Coordination and Performance.

A Management Committee for Pemex Exploration and Production was created, which is presided by Juan Javier Hinojosa as Executive Director, with José Antonio Escalera and Gustavo Hernández, as additional members.

On July 3, 2015, the Board of Directors of each of Pemex Cogeneration and Services and Pemex Exploration and Production was installed, and the organic statute of each entity was also approved.

The Board of Directors of Pemex Cogeneration made the following appointments:
- Raquel Buenrostro, Planning and Development;
- Alberto Elizalde, Project Execution;
- Roberto Osegueda, Operations; and
- Rodrigo Sánchez, Sales.

In addition, the Board of Directors of Pemex Exploration and Production approved the following appointments:
- Miguel Angel Flores, Secretary to the Board of Directors of Pemex E&P;
- Patricia Zorrilla, Pro-Secretary of the Board of Directors of Pemex E&P;
- Ricardo Villegas, Deputy Director of Production (Shallow Waters);
- Félix Alvarado, Deputy Director of Production (Onshore Fields);
- José Luis Fong, Deputy Director of Production (Non-Conventional Fields);
- Plácido Reyes, Deputy Director of Production (Non-Associated Gas Fields);
- Eduardo Zavala, Deputy Director of Sustainable Development, Industrial Safety, Health and Environmental Protection;
- José Guadalupe de la Garza, Deputy Director of Reliability;
- Primo Luis Velazco, Deputy Director of Processing and Distribution of Hydrocarbons; and
- Luis Ramos, Deputy Director of Portfolio Management.

Crude Oil Exports to Asia

On May 14, 2015, the Company, through P.M.I. Comercio Internacional, and Hyundai Oilbank Co. Ltd. signed a contract for the supply of five million barrels (MMb) of Mexican crude oil (Maya heavy crude oil and Isthmus light crude oil), with an option for additional volume, to be processed at the Daesan Refinery in South Korea during the second half of 2015. This agreement is part of the Company's business strategy to geographically diversify Mexican oil exports.

In addition, on July 24, 2015, the Company and JX Nippon Oil and Energy Corporation (JX Nippon) signed a contract for the supply of 6 MMb of Isthmus light crude oil. The product will be shipped through six cargoes from the Salina Cruz maritime terminal located in the state Oaxaca,

beginning in August 2015 and until January 2016. This is an additional contract to occasional cargoes shipped during the first six months of 2015.

Comprehensive Insurance Policy

On June 23, 2015, the Company awarded Mapfre Tepeyac S.A., through a public bidding process, a contract to provide its comprehensive insurance policy. This two-year policy covers direct physical damage to all the Company's assets, onshore and offshore, as well as any civil liability that may derive from the development of its operations.

In addition, Seguros Inbursa was awarded a contract to provide the civil liability policy for the Board of Directors of Petróleos Mexicanos, top management and executives.

The bidding process had the largest participation of insurance companies ever recorded for the comprehensive policy, totaling eight.

The total premium for both policies amounts to USD 427.9 million.

The cost for managing these policies will decrease from 2.78% for the 2013-2015 period, to 2.41% for the 2015-2017 period.

MOUs

The following table sets forth a brief description of the MOUs recently entered into by the Company:

MOU		
Counterparty	**Date**	**Purpose**
First Reserve	April 7, 2015	• Explore new business opportunities with respect to a wide range of projects. • Exchange of technical and operational knowledge and experience. • The MOU contemplates an investment of up to USD 1.0 billion in potential projects related to infrastructure, shipping, cogeneration and processing, among others, in addition to the exchange of technical and operational

		knowledge and experience.
Global Water Development Partners	May 12, 2015	• Create a partnership to invest in environmentally sustainable water and wastewater treatment infrastructure for upstream and downstream facilities.
Enel - Abengoa	May 12, 2015	• Form a partnership aimed at the combined execution of the cogeneration project, which will provide power and steam to the Antonio Dovalí Jaime refinery of Salina Cruz, Oaxaca, and to the National Electricity System. • Develop an efficient cogeneration plant with an estimated capacity of 517 megawatts of power and 850 tons per hour of steam production.
National Institute for Transparency, Information Access and Personal Data Protection (INAI)	May 14, 2015	• Establish actions regarding access to public government information and personal data protection. • Foster a culture of transparency in government actions. • Promote accountability to the public.
The Consumer	May 19, 2015	

Affairs Bureau (PROFECO)		• Exchange of confidential information, joint operations and redirection of efforts to protect consumers from gasoline theft at gas stations.
BlackRock	June 1, 2015	• Accelerate the development and financing of strategic energy infrastructure projects of the Company.
Ministry of Agrarian, Land and Urban Development (SEDATU), through the Agrarian Prosecutor Office (PA)	July 22, 2015	• Establish information, consulting and training mechanisms so that the exploration, extraction and distribution of hydrocarbon projects are developed with strict observance to the legal framework and full respect to the agrarian subjects. • The PA will carry out advising and conciliatory efforts for the controversies that could derive from the relationship between the Company and the agrarian subjects.

Instituto Tecnológico y de Estudios Superiores de Monterrey (ITESM)	July 23, 2015	• Foster competitive development within the Mexican oil and gas industry. • Conduct specialized research and consulting to benefits the Company's development. Organize lectures, seminars, conferences, congresses, symposiums, round tables, etc. of common interest for both institutions. • Provide postgraduate studies for the Company's employees, who will assess and supervise the development of social service practices and internships of college students at the company.
Government of the State of Puebla	July 27, 2015	• Boost the production of methanol to oxygenate gasolines in the petrochemical complex Independencia.

Investigations of Alleged Acts of Extortion
On July 7, 2015, the Company announced the ongoing investigations related to a complaint filed by an employee of Pemex Exploration and Production about alleged acts of extortion by the Company's employees towards Súper Pereyra, S.A. de C.V. The complaint is related to a public tender issued by the Company for the procurement of food and housing services at accommodation rigs located in the Campeche Sound.

Complaints were filed on June 25, 2015 by the Public Prosecutor of the Ministry of Public Function in coordination with Súper Pereyra.

Agreement with the OECD
On July 20, 2015, the Company, through its Corporate Office of Procurement and Supply, signed an agreement with the Organization for Economic Cooperation and Development (OECD) that will enable the Company to adopt and promote best practices in procurement, and foster efficient management and transparency in its processes.

The agreement contemplated a comparative study of the Company's procurement and supply business model, which will be conducted in three phases: i) analysis of the regulatory framework; ii) analysis of practices to promote transparency and ethics in procurement; and iii) review of the Company's relationship with suppliers and contractors.

The agreement also considers the training of the Company personnel by the OECD on transparency and ethics issues, procurement procedures design and collusion-risk mitigation.

Agreement with Conproca
On July 20, 2015, the Company and Conproca, S.A. de C.V. (Conproca), a consortium formed by SK Engineering & Construction Co. Ltd. and Siemens, A.G. (Siemens), reached a settlement agreement to put an end to the controversies derived from the revamp of the Héctor R. Lara Sosa refinery, in Cadereyta, Nuevo León, that began in 1997.

With the agreement, the parties settled all existing disputes, and decided to allocate the resources that Siemens will receive from Conproca to a trust fund to develop projects intended to fight corruption, promote environmental protection and social development, foster transparency, energy culture and fair market practices, and other projects determined by the trust's Technical Committee, which will be formed by the Company and Siemens representatives.

TREASURY POLICIES
Regarding treasury policies, the Company seeks to have sufficient financial resources to meet its payment obligations and those of its productive subsidiary entities and affiliates, as well as to promote the integration and consolidation of its cash position and projection.

In addition, the Company develops investment mechanisms of its financial resources to maintain market and ensure the best procurement terms provided by financial institutions.
The investment of resources of Petróleos Mexicanos treasury in pesos and dollars are based on the following policies:

Mexican Pesos
The Company, for its financial transactions, is bound to the observance and compliance with applicable regulations issued by the Federal Government. The Ministry of Finance provides guidelines to all Federal Government public-sector entities, for managing their funds stating that Petróleos Mexicanos may only invest in:
a) government securities and repurchase agreements with government securities;
b) financial transactions by the Federal Government;
c) demand deposits at commercial banks. The balance must not exceed 10% of the balance of the available funds;
d) balances with the Treasury; and
e) shares of capital stock of investment companies, whose investment objective are government securities.

It is important to mention that repurchase agreements holding government securities are made with financial institutions that obtain at least the following credit scores from the rating agencies:

National Scale	Fitch	Standard and Poor's	Moody's
Long Term	AA(mex)	mxAA	Aa2.mx

U.S. Dollars
Investments in U.S. dollars must meet the Company's operating and strategic requirements, and must be previously approved by Banco de México. Nowadays, the Company's investments in dollars are limited to operating accounts, short-term investment funds and fixed-term deposits. The Company's investments made in U.S. dollars are managed by Banco de México; however, the Company is authorized to contract external parties to administer investments in dollars.

Cash and Cash Equivalents Currencies
The Company' cash and cash equivalents are primarily in Mexican pesos and U.S. dollars, since sale revenues are made in these currencies. At the same time, the Company makes payment of several expenses and debt in these currencies.

TAX CREDITS OR DEBITS
In February 2010, the Administrative Taxation Service (*Servicio de Administración Tributaria*, "SAT") notified Pemex Exploration and Production ("PEP") of the results of its review of its financial statements for the fiscal year ended December 31, 2006 regarding federal contributions, the Value Added Tax (*Impuesto al Valor Agregado*, "IVA") and the Ordinary Hydrocarbon Duty. On September 20, 2010, the SAT resolved and on September 22, 2010 notified PEP that it owed an additional MXN 4,575,208,000 (including penalties and interest). On November 30, 2010, PEP filed an administrative claim (file 28733/10-17-03-7) against this resolution before the Third Metropolitan Regional Court of the Federal Fiscal and Administrative Court (*Tercera Sala Regional Metropolitana del Tribunal Federal de Justicia Fiscal y Administrativa*). On November 20, 2013, the file was remitted to the Superior Tribunal derived from the exercise of the attraction faculty, which resides in the First Section, under case number 28733/10-17-03-7/1838/13-S1-05-04. The First Section of the Superior Tribunal instructed the return of the case to the Third Regional Metropolitan Court to, once the violation of the procedure were remedied, the file should be remitted for sentence. By agreements reached on September 3, 2014, the Regional Metropolitan Court received the file and provided the terms to present pleas, which were presented by PEP on September 10, 2014. By agreements reached on October 1, 2014 and published on the Electronic Bulletin of October 6, 2014, the Court declared the instruction closed and ordered to remit the files to the First Section of the Superior Tribunal. On December 1, 2014, the General Agreements Secretariat of the Superior Tribunal remitted the file for resolution, which, as of the date of this document, is still pending.

On September 19, 2014, the Company was notified of the credit determined on the document 900-07-2014-52233, dated September 8, 2014, through which the SAT described a fiscal credit amounting to MXN 3,581,878,000 due to supposed income tax payments omissions, fines,

surcharges and updates, stating that the Company withheld and notified of taxes applicable to interests paid to residents in foreign countries at a 4.9% rate instead of applying a 28% rate. On November 3, 2014, the Company filed an appeal against the fiscal credit, which, as of the date of this document, is still pending.

In February 2010, the SAT notified Pemex Refining ("PR") of the results of its review of its financial statements for the fiscal year ended December 31, 2006 with respect to federal contributions, value added tax and the Tax on Oil Revenues. On September 20, 2010, the SAT notified PR of a fiscal credit it owed amounting to MXN 1,553,372,000, due to an omission of value added tax, including penalties and interest. On November 30, 2013, PR promoted an administrative claim against that resolution (file 28733/10-17-03-7) before the Third Metropolitan Regional Court of the Federal Fiscal and Administrative Court. By agreements reached on November 20, 2013, the file was remitted to the Superior Tribunal derived from the exercise of the attraction faculty, which resides in the First Section, under case number 28733/10-17-03-7/1838/13-S1-05-04. The First Section of the Superior Tribunal instructed the return of the case to the Third Regional Metropolitan Court to, once the violation of the procedure were remedied, the file should be remitted for sentence. By agreements reached on September 3, 2014, the Regional Metropolitan Court received the file and provided the terms to present pleas, which were presented by PR on September 10, 2014. By agreements reached on October 1, 2014 and published on the Electronic Bulletin of October 6, 2014, the Court declared the instruction closed and ordered to remit the files to the First Section of the Superior Tribunal. On December 1, 2014, the General Agreements Secretariat of the Superior Tribunal remitted the file for resolution, which, as of the date of this document, is still pending.

INTERNAL CONTROL

The Company's management is responsible for establishing and maintaining an adequate internal control system for financial reporting. This system is designed to provide reasonable assurance regarding the reliability of financial statement information and the preparation of financial statements in accordance with International Financial Reporting Standards (IFRS). The system of internal control over financial reporting includes those policies and procedures for:

- making sure that the records reasonably consider necessary details, that these are accurate and complete, and reflect the transactions and movements of the Company's assets;
- providing reasonable assurance that all transactions have been registered for the preparation of the financial statements in accordance with IFRS and that the Company's expenses are made only in accordance with authorizations of the management and authorized staff given the right to by subsidiaries or entities concerned; and
- providing management staff a reasonable assurance regarding prevention and early detection of any acquisition, disposal or use of unauthorized assets that could affect the Company's financial statements.

For the proper performance of their duties, the Board of Directors of Petróleos Mexicanos counts with the Audit and Performance Evaluation Committee, that has within its powers, to establish a risk management system that can affect the situation and financial operations of the Company, and

regularly report to the Council on follow-up. In addition, the Audit and Performance Evaluation Committee should inform the Board of Directors the status of the internal control system and propose their amendments.

In order to perform their functions, the Audit and Performance Evaluation verifies compliance with the goals, objectives, plans and programs of the Company, including the timing, terms and conditions of the commitments adopted, as well as the performance indicators; verifies and certifies the reasonableness and adequacy of accounting and financial reporting, and supervises the processes to design, integrate and disseminate the financial and accounting information, besides the audits to be conducted.

FORWARD-LOOKING STATEMENT AND CAUTIONARY NOTE

Variations
Cumulative and quarterly variations are calculated comparing the period with the same one of the previous year; unless specified otherwise.

Rounding
Numbers may not total due to rounding.

Financial Information
Excluding budgetary and volumetric information, the financial information included in this report and the annexes hereto is based on unaudited consolidated financial statements prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS"), which the Company has adopted effective January 1, 2012. For more information regarding the transition to IFRS, see Note 23 to the consolidated financial statements included in Petróleos Mexicanos' 2012 Form 20-F filed with the Securities and Exchange Commission (SEC) and its Annual Report filed with the Comisión Nacional Bancaria y de Valores (CNBV).

EBITDA is a non-IFRS measure. We show a reconciliation of EBITDA to net income in Table 33 of the annexes to this report. Budgetary information is based on standards from Mexican governmental accounting; therefore, it does not include information from the subsidiary companies or affiliates of Petróleos Mexicanos. It is important to mention, that our current financing agreements do not include financial covenants or events of default that would be triggered as a result of our having negative equity.

Methodology
We might change the methodology of the information disclosed in order to enhance its quality and usefulness, and/or to comply with international standards and best practices.

Foreign Exchange Conversions

DISCUSSION AND ANALYSIS OF THE
ADMINISTRATION ON THE RESULTS OF OPERATIONS
AND FINANCIAL CONDITION OF THE COMPANY

CONSOLIDATED
Final Printing

Convenience translations into U.S. dollars of amounts in Mexican pesos have been made at the exchange rate at close for the corresponding period, unless otherwise noted. Due to market volatility, the difference between the average exchange rate, the exchange rate at close and the spot exchange rate, or any other exchange rate used could be material. Such translations should not be construed as a representation that the Mexican peso amounts have been or could be converted into U.S. dollars at the foregoing or any other rate. It is important to note that we maintain our consolidated financial statements and accounting records in pesos. As of June 30, 2015, the exchange rate of MXN 15.5676 = USD 1.00 is used.

Fiscal Regime

Starting January 1, 2015, Petróleos Mexicanos' fiscal regime is ruled by the Ley de Ingresos sobre Hidrocarburos (Hydrocarbons Income Law). Since January 1, 2006 and until December 31, 2014, PEP was subject to a fiscal regime governed by the Federal Duties Law, while the tax regimes of the other Subsidiary Entities were governed by the Federal Revenue Law.

The Special Tax on Production and Services (IEPS) applicable to automotive gasoline and diesel is established in the Production and Services Special Tax Law "Ley del Impuesto Especial sobre Producción y Servicios". As an intermediary between the Ministry of Finance and Public Credit (SHCP) and the final consumer, the Company retains the amount of the IEPS and transfers it to the Mexican Government. The IEPS rate is calculated as the difference between the retail or "final price," and the "producer price" of products. If the "final price" is higher than the "producer price," the IEPS is paid by the final consumer. If the opposite occurs, the "negative IEPS" amount can be credited against certain of the Company's tax liabilities and included in "Other income (expenses)" in its Income Statement.

PEMEX's "producer price" is calculated by reference to that of an efficient refinery operating in the Gulf of Mexico. Until 2014, the "final price" or "retail price" was established by the SHCP. In 2015 the SHCP set a cap for retail price based on inflation expectations. In 2016 and 2017 the SHCP expects to apply the same system, and if competitive economic conditions are present, the retail price is expected to be determined by the market beginning in 2018.

Hydrocarbon Reserves

In accordance with the Hydrocarbons Law, published in the Official Gazette of the Federation on August 11, 2014, the National Hydrocarbons Commission (CNH) will establish and will manage the National Hydrocarbons Information Center, comprised by a system to obtain, safeguard, manage, use, analyze, keep updated and publish information and statistics related; which includes estimations, valuation studies and certifications.

As of January 1, 2010, the Securities and Exchange Commission (SEC) changed its rules to permit oil and gas companies, in their filings with the SEC, to disclose not only proved reserves, but also probable reserves and possible reserves. Nevertheless, any description of probable or possible reserves included herein may not meet the recoverability thresholds established by the SEC in its

definitions. Investors are urged to consider closely the disclosure in our Form 20-F and our Annual Report to the CNBV and SEC, available at http://www.pemex.com/.

Forward-looking Statements
This report contains forward-looking statements. We may also make written or oral forward-looking statements in our periodic reports to the CNBV and the SEC, in our annual reports, in our offering circulars and prospectuses, in press releases and other written materials and in oral statements made by our officers, directors or employees to third parties. We may include forward-looking statements that address, among other things, our:
- exploration and production activities, including drilling;
- activities relating to import, export, refining, petrochemicals and transportation of petroleum, natural gas and oil products;
- activities relating to the generation of electrical energy;
- projected and targeted capital expenditures and other costs, commitments and revenues, and
- liquidity and sources of funding.

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:
- changes in international crude oil and natural gas prices;
- effects on us from competition, including on our ability to hire and retain skilled personnel;
- limitations on our access to sources of financing on competitive terms;
- our ability to find, acquire or have the right to access additional hydrocarbons reserves and to develop the reserves that we obtain successfully;
- uncertainties inherent in making estimates of oil and gas reserves, including recently discovered oil and gas reserves;
- technical difficulties;
- significant developments in the global economy;
- significant economic or political developments in Mexico, including developments relating to the implementation of the laws that implement the new legal framework contemplated by the Energy Reform Decree (as described in our most recent Annual Report and Form 20-F);
- developments affecting the energy sector; and
- changes in our legal regime or regulatory environment, including tax and environmental regulations.

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise. These risks and uncertainties are more fully detailed in our most recent Annual Report filed with the CNBV and available through the Mexican Stock Exchange (http://www.bmv.com.mx/) and our most recent Form 20-F filing filed with the SEC (http://www.sec.gov/). These factors could cause actual results to differ materially from those contained in any forward-looking statement.

DISCUSSION AND ANALYSIS OF THE
ADMINISTRATION ON THE RESULTS OF OPERATIONS
AND FINANCIAL CONDITION OF THE COMPANY

CONSOLIDATED
Final Printing

PEMEX

"PEMEX" refers to Petróleos Mexicanos, its Productive Subsidiary Enterprises, its Affiliates, its Subsidiary Organisms and Subsidiary Companies.

ACCRONYMS USED IN THIS DOCUMENT

Thousand barrels per day (Mbd)
Million barrels (MMb)
Million barrels of oil equivalent (MMboe)
Million barrels of oil equivalent per day (MMboed)
Million cubic feet per day (MMcfd)
Thousand tons (Mt)
Million tons (MMt)
Dollars of the United States of America (USD)
Mexican pesos (MXN)
Euros (EUR)
Meters (m)
Kilometers (km)
Square kilometers (km^2)

(Figures stated in thousands, except as noted)

NOTE 1. STRUCTURE AND BUSINESS OPERATIONS OF PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

Petróleos Mexicanos was created by a decree issued by the Mexican Congress on June 7, 1938. The decree was published in the *Diario Oficial de la Federación* (Official Gazette of the Federation) on July 20, 1938 and took effect on that date.

On December 20, 2013, the *Decreto por el que se reforman y adicionan diversas disposiciones de la Constitución Política de los Estados Unidos Mexicanos, en Materia de Energía* (Decree that amends and supplements various provisions of the Mexican Constitution relating to energy matters), was published in the Official Gazette of the Federation and took effect on December 21, 2013 (the "Energy Reform Decree"). In accordance with the Energy Reform Decree, the Mexican Government will carry out the exploration and extraction of hydrocarbons in the United Mexican States ("Mexico") through assignments to productive state-owned companies, as well as through agreements with productive state-owned companies and with other companies in accordance with the applicable regulatory law.

The main aspects of the Energy Reform Decree related to Petróleos Mexicanos are:

- The Mexican Government will retain ownership and control of productive state-owned companies and legislation issued pursuant to the Energy Reform Decree will contain provisions regulating the management, organization, operation, contractual procedures and other legal actions to be undertaken by these productive state-owned companies. In the case of Petróleos Mexicanos, the relevant legislation is the new *Ley de Petróleos Mexicanos* (Petróleos Mexicanos Law).

- The *Comisión Reguladora de Energía* (Energy Regulatory Commission) will have the authority to grant permits to PEMEX (as defined below) and other companies to engage in natural gas processing, oil refining and transportation, storage, distribution and first-hand sales of hydrocarbons and petrochemicals and their derivatives in Mexico.

- *Pemex-Gas y Petroquímica Básica* (Pemex-Gas and Basic Petrochemicals) is to transfer certain assets related to the national gas pipeline system to the *Centro Nacional de Control de Gas Natural* (National Center of Natural Gas Control, or "CENAGAS"), a new decentralized public entity.

As part of the Secondary Legislation enacted in accordance with the Energy Reform Decree, on August 11, 2014, the new Petróleos Mexicanos Law was published in the Official Gazette of the Federation. Most of the provisions of the Petróleos Mexicanos Law became effective on October 7, 2014, once the Board of Directors of Petróleos Mexicanos was designated, except for certain provisions. On December 2, 2014, once the new Board of

(Figures stated in thousands, except as noted)

Directors of Petróleos Mexicanos and the supervision, transparency and accountability mechanisms for Petróleos Mexicanos began operating, the *Secretaría de Energía* (Ministry of Energy) published in the Official Gazette of the Federation the declaration specified in Transitional Article 10 of the Petróleos Mexicanos Law, pursuant to which the special regime governing Petróleos Mexicanos' activities relating to productive state-owned subsidiaries, affiliates, compensation, assets, administrative liabilities, state dividend, budget and debt levels came into effect, with the exception of the provisions relating to acquisitions, leases, services and public works matters. On June 10, 2015 the *Disposiciones Generales de Contratación para Petróleos Mexicanos y sus Empresas Productivas Subsidiarias* (General Contrating Provisions for *Petróleos Mexicanos and its productive state-owned subsidiaries)* and therefore the special regime for acquisitions, leases, services and public works matters came into effect.

The *Ley de Hidrocarburos* (Hydrocarbons Law) was published on August 11, 2014 in the Official Gazette of the Federation and became effective the day following its publication. The Hydrocarbons Law repealed the *Ley Reglamentaria del Artículo 27 Constitucional en el Ramo del Petróleo* (Regulatory Law to Article 27 of the Political Constitution of the United Mexican States Concerning Petroleum Affairs) that had been in effect prior to its publication.

Once the Petróleos Mexicanos Law took effect, Petróleos Mexicanos was transformed from a decentralized public entity to a productive state-owned company. Petróleos Mexicanos is a legal entity empowered to own property and carry on business in its own name with the purpose of developing business, economic, industrial and commercial activities in order to carry out exploration and extraction of crude oil and other hydrocarbons in Mexico. In addition, Petróleos Mexicanos performs activities related to refining, gas processing and engineering and research projects to create economic value and increase the income of the Mexican nation, while adhering to principles of equity and social and environmental responsibility.

Before the secondary legislation took effect pursuant to the Energy Reform Decree, the activities of Petróleos Mexicanos and its Subsidiary Entities (as defined below) were regulated mainly by the *Constitución Política de los Estados Unidos Mexicanos* (Mexican Constitution), the Regulatory Law to Article 27 of the Political Constitution of the United Mexican States Concerning Petroleum Affairs, the Petróleos Mexicanos Law published in the Official Gazette of the Federation on November 28, 2008 and the *Decreto que tiene por objeto establecer la estructura, el funcionamiento y el control de los organismos subsidiarios de Petróleos Mexicanos* (Decree to establish the structure, operation, and control of the subsidiary entities, or the "Subsidiary Entities Decree") published in the Official Gazette of the Federation on March 21, 2012.

In accordance with the special regime provided under the Petróleos Mexicanos Law, Petróleos Mexicanos is able to perform the activities, operations or services necessary to fulfill its purpose (i) by itself, (ii) with the support of the new productive state-owned subsidiaries and affiliates or (iii) by entering into agreements, alliances, partnerships or any other legal arrangement with Mexican or international entities in the private or public sectors.

The productive state-owned subsidiaries will be productive state-owned companies empowered to own property and carry on business in their own name, subject to the direction and coordination of Petróleos Mexicanos.

As stated in Transitional Article Eight, Section A, VIII of the Petróleos Mexicanos Law, until the *acuerdos de creación* (creation resolutions) are issued and take effect, the existing Subsidiary Entities (as defined below) will continue to operate in accordance with the Subsidiary Entities Decree, unless otherwise stated in the Petróleos Mexicanos Law. The Subsidiary Entities Decree will be repealed once the creation resolutions take effect.

The Subsidiary Entities of Petróleos Mexicanos are decentralized public entities with a technical, industrial and commercial nature with their own corporate identity and equity and with the legal authority to own property and conduct business in their own names. The Subsidiary Entities are controlled by the Federal Government, and they consolidated into and had the characteristics of subsidiaries of Petróleos Mexicanos. The Subsidiary Entities, each of which is 100% owned by Petróleos Mexicanos, are the following as of the date of this report:

- *Pemex-Refinación* (Pemex-Refining): This entity refines petroleum products and derivatives thereof that may be used as basic industrial raw materials and stores, transports, distributes and markets such products and derivatives.

- Pemex-Gas and Basic Petrochemicals: This entity processes natural gas, natural gas liquids and artificial gas, derivatives thereof that may be used as basic industrial raw materials, and stores, transports, distributes and markets such products. Additionally, this entity stores, transports, distributes and markets basic petrochemicals.

- *Pemex-Petroquímica* (Pemex-Petrochemicals): This entity processes industrial petrochemicals and stores, distributes and markets such petrochemicals.

In accordance with Transitional Article 8 of the Petróleos Mexicanos Law, the Board of Directors of Petróleos Mexicanos, in its meeting held on November 18, 2014, approved the corporate reorganization proposed by the Director General of Petróleos Mexicanos.

Pursuant to the approved reorganization plan, the four existing Subsidiary Entities are to be transformed into two new productive state-owned subsidiaries, which will assume the rights and obligations of the existing Subsidiary Entities. As of the date of this report, *Pemex-Exploración y Producción* a Subsidiary Entity was transformed into *Pemex Exploración y Producción* (Pemex Exploration and Production) a productive state-owned subsidiary and Pemex-Refining, Pemex-Gas and Basic Petrochemicals and Pemex-Petrochemicals will eventually be transformed in the productive state-owned subsidiary *Pemex Transformación Industrial* (Pemex Industrial Transformation).

As part of this reorganization plan, the Board of Directors of Petróleos Mexicanos also approved the creation of the new subsidiary entities *Pemex Perforación y Servicios* (Pemex Drilling and Services), *Pemex Logística* (Pemex Logistics), *Pemex Cogeneración y Servicios* (Pemex Cogeneration and Services), *Pemex Fertilizantes* (Pemex Fertilizers) and *Pemex Etileno* (Pemex Ethylene). Each of these productive state-owned subsidiaries may be transformed into an affiliate of Petróleos Mexicanos if certain conditions set forth in the Petróleos Mexicanos Law are met.

On March 27, 2015, the Board of Directors of Petróleos Mexicanos approved *the Estatuto Orgánico de Petróleos Mexicanos* (Organic Statute of Petróleos Mexicanos) and the *acuerdos de creación* (creation resolutions) of each productive state-owned subsidiary, with the following purpose:

- Pemex Exploration and Production: This entity will be in charge of exploration and extraction of crude oil and solid, liquid or gaseous hydrocarbons, in Mexico, in the Exclusive Economic Zone of Mexico and abroad.

- Pemex Industrial Transformation: This entity will perform activities related to refining, processing, processing, import, export, trading, processing and hydrocarbons ´sale.

- Pemex Drilling and Services: This will perform drilling services, wells repair and services, among others

- Pemex Logistics: This entity will provide crude oil, petroleum products and petrochemicals transportation, storage and related services to PEMEX and other companies, through strategies such pipelines and maritime and terrestrial means, as well as the capacity sales for guard and management, among others.

- Pemex Cogeneration and Services: This entity will generate, supply and trade electric and thermal energy, including but limited to the one produced in power plants and cogeneration plants, as well as the performance of technical and management services related to these activities to PEMEX and other companies, by itself or through companies in which it participates directly or indirectly, among others.

- Pemex Fertilizers: This entity will in charge of the production, distribution and trading ammonia, fertilizers and its derivatives, as well as related services, among others.

- Pemex Ethylene: This entity will produce, distribute and trade methane, ethane and propylene, directly or through others, among others.

(Figures stated in thousands, except as noted)

The Organic Statute of Petróleos Mexicanos was published, in the Official Gazette of the Federation, on April 28, 2015 and came into effect the day following its publication.

On April 28, 2015 the creation resolutions of the seven productive state-owned subsidiaries that will take effect once the required administrative procedures to start operations are in place and the Board of Directors of Petróleos Mexicanos issues a statement about it, which will have to be published in the Official Gazette of the Federation. This statement will have to be issued within 180 days from the day after the creation resolutions are published in the Official Gazette of the Federation.

On May 29, 2015 the statements related to the creation resolution of the productive state-owned subsidiary Pemex Exploration and Production and the productive state-owned subsidiary Pemex Cogeneration and Services issued by the Board of Directors of Petróleos Mexicanos were published in the Official Gazette of the Federation and therefore, these creation resolutions came into effect on June 1st, 2015.

As of the date of these consolidated financial statements, Pemex Exploration and Production and Pemex Cogeneration and Services are the only productive state-owned subsidiaries that have been formed.

The principal distinction between the Subsidiary Entities and the Subsidiary Companies (as defined below) is that the Subsidiary Entities are decentralized public entities, whereas the Subsidiary Companies are companies that were formed in accordance with the applicable laws of each of the respective jurisdictions in which they were incorporated. The "Subsidiary Companies" are defined as those companies which are controlled by PEMEX (see Note 3(a)).

"Associates", as used herein, means those companies in which Petróleos Mexicanos does not have effective control (see Note 3(a)).

Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies are referred to collectively herein as "PEMEX".

PEMEX's address and its principal place of business is:

Av. Marina Nacional No. 329
Col. Petróleos Mexicanos
Delegación Miguel Hidalgo
México, D.F. 11311
México

(Figures stated in thousands, except as noted)

NOTE 2. BASIS OF PREPARATION

(a) Statement of compliance

PEMEX prepared its unaudited condensed consolidated interim financial statements as of June 30, 2015 and December 31, 2014, and for the six-month periods ended June 30, 2015 and 2014, in accordance with IAS 34, "Interim Financial Reporting" ("IAS 34") of the International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

These unaudited condensed consolidated interim financial statements do not include all the information and disclosure required for full annual consolidated financial statements and should be read in conjunction with PEMEX's audited consolidated financial statements for the year ended December 31, 2014. PEMEX estimates that there is no significant impact on its unaudited condensed consolidated interim financial statements due to the seasonality of operations.

These unaudited condensed consolidated interim financial statements follow the same accounting policies and methods of computation as the most recent annual financial statements.

On July 27, 2015, these unaudited condensed consolidated interim financial statements under IFRS and the notes hereto were authorized for issuance by the following officers: Mr. Víctor M. Cámara Peón, Deputy Director of Accounting and Fiscal Matters, and Mr. Francisco J. Torres Suárez, Associate Managing Director of Accounting.

(b) Basis of measurement

These unaudited condensed consolidated interim financial statements have been prepared using the historical cost basis method, except where it is indicated that certain items have been measured using the fair value model, amortized cost basis or present value. The principal items measured at fair value are derivative financial instruments ("DFIs"). The principal item measured at amortized cost is debt, while the principal item measured at present value is the provision for employee benefits.

(c) Functional and reporting currency and translation of foreign currency operations

These unaudited condensed consolidated interim financial statements are presented in Mexican pesos, which is both PEMEX's functional currency and reporting currency, due to the following:

- the economic environment in which PEMEX operates is Mexico, where the legal currency is the Mexican peso;

- PEMEX is an entity owned and regulated by the Mexican Government; accordingly, PEMEX's budget is subject to legislative approval and is included in the Mexican annual budget, which is published in pesos;

- benefits to employees were approximately 49% of PEMEX's total liabilities as of June 30, 2015 and 51% of PEMEX's total liabilities as of December 31, 2014. The reserve maintained to meet these obligations is computed, denominated and payable in Mexican pesos; and

- cash flows for payment of general expenses, taxes and duties are realized in Mexican pesos.

Although the prices of several products are based on international U.S. dollar-indices, domestic selling prices are governed by the economic and financial policies established by the Mexican Government. Accordingly, cash flows from domestic sales are generated and recorded in Mexican pesos.

Mexico's monetary policy regulator, the *Banco de México*, requires that Mexican Government entities other than financial entities sell their foreign currency to the Banco de México in accordance with its terms, receiving Mexican pesos in exchange, which is the legal currency in Mexico.

Translation of financial statements of foreign operations

The unaudited condensed consolidated interim financial statements of foreign subsidiaries and associates are translated into the reporting currency by identifying if the functional currency is different from the currency for recording the foreign operations. If the currencies for a foreign transaction are different, then the currency for recording the foreign transaction is first translated into the functional currency and then translated into the reporting currency using the period-end exchange rate for assets and liabilities reported in the unaudited condensed consolidated interim statements of financial position, the historical exchange rate at the date of the transaction for equity items and the weighted average exchange rate for income and expenses reported in the statement of comprehensive income of the period.

(d) Terms definition

References in these unaudited condensed consolidated interim financial statements and the related notes to "pesos" or "Ps." Refers to Mexican pesos, "U.S. dollars" or "U.S. $" refers to dollars of the United States of America, "yen" or "¥" refers to Japanese yen, "euro" or "€" refers to the legal currency of the European Economic and Monetary Union, "Pounds sterling" or "£" refers to the legal currency of the United Kingdom, "Swiss francs" or "CHF" refers to the legal currency of the Swiss Confederation, "Canadian dollars" or "CAD" refers to the legal currency of Canada and "Australian dollars" or "AUD" refers to the legal currency of Australia. Figures

in all currencies are presented in thousands of the relevant currency unit, except exchange rates and product and share prices.

NOTE 3. SIGNIFICANT ACCOUNTING POLICIES

The preparation of the unaudited condensed consolidated interim financial statements in accordance with IFRS requires the use of estimates and assumptions made by PEMEX's management that affect the recorded amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of these unaudited condensed consolidated interim financial statements, as well as the recorded amounts of income and expenses during the period.

Significant estimates and underlying assumptions are reviewed on an ongoing basis, and revisions to accounting estimates are recognized in the period in which any estimates are revised and in any future periods affected by such revision.

In particular, information about assumptions, estimation uncertainties and critical accounting policies that have the most significant effect on the amounts recognized in the unaudited condensed consolidated interim financial statements are described in the following notes:

- Note 3(d) Financial instruments
- Note 3(h) Wells, pipelines, properties, plant and equipment
- Note 3(j) Impairment of non-financial assets
- Note 3(l) Provisions
- Note 3(m) Employee benefits
- Note 3(n) Taxes and federal duties; Deferred taxes
- Note 3(p) Contingencies

Actual results could differ from those estimates and assumptions.

Below is a summary of the principal accounting policies, which have been consistently applied to each of the periods presented and followed by PEMEX in the preparation of its unaudited condensed consolidated interim financial statements:

(a) Basis of consolidation

The unaudited condensed consolidated interim financial statements include those of Petróleos Mexicanos, the Subsidiary Entities, Productive state-owned subsidiaries and

Subsidiary Companies. All intercompany balances and transactions have been eliminated in the preparation of the unaudited condensed consolidated interim financial statements.

Unrealized gains arising from transactions with entities whose investment is accounted for using the equity method are eliminated against the investment to the extent of participation in such entities. Unrealized losses are eliminated in the same way as unrealized gains but only to the extent that there is no evidence of impairment.

Investment in subsidiaries

The Subsidiary Entities, Productive state-owned subsidiaries and Subsidiary Companies are those controlled by Petróleos Mexicanos. The Subsidiary Entities, Productive state-owned subsidiaries and Subsidiary Companies are consolidated from the date that control commences until the date that control ceases.

Control requires exposure or rights to variable returns and the ability to affect those returns through power over a company.

As of June 30, 2015, the consolidated Productive state-owned subsidiaries and Subsidiary Entities were Pemex-Exploration and Production, Pemex-Refining, Pemex-Gas and Basic Petrochemicals and Pemex-Petrochemicals.

The consolidated Subsidiary Companies are as follows:

- P.M.I. Marine, Ltd. (“PMI Mar”)[i];
- P.M.I. Services, B.V. (“PMI SHO”)[i];
- P.M.I. Holdings, B.V. (“PMI HBV”)[i];
- P.M.I. Trading, Ltd. (“PMI Trading”)[i];
- PEMEX Internacional España, S.A. (“PMI SES”)[i];
- P.M.I. Holdings Petróleos España, S.L. (“HPE”)[i];
- P.M.I. Services North America, Inc. (“PMI SUS”)[i];
- P.M.I. Holdings North America, Inc. (“PMI HNA”)[i];
- P.M.I. Norteamérica, S.A. de C.V. (“PMI NASA”)[i];
- P.M.I. Comercio Internacional, S.A. de C.V. (“PMI CIM”)[i][ii];
- PMI Field Management Resources, S.L. (“FMR”)[i];
- PMI Campos Maduros SANMA, S. de R.L. de C.V. (“SANMA”)[i];
- Pro-Agroindustria, S.A. de C.V. (“AGRO”)[i][iii];
- PMI Azufre Industrial, S.A. de C.V. (“PMI AZIND”)[i][iii];
- PMI Infraestructura de Desarrollo, S.A. de C.V. (“PMI ID”)[i][iii];
- PMI Cinturón Transoceánico Gas Natural, S.A. de C.V. (PMI CT)[i][iv];
- PMI Transoceánico Gas LP, S.A. de C.V. (PMI TG)[i][iv];
- PMI Servicios Portuarios Transoceánicos, S.A. de C.V. (PMI SP)[i][iv];

- PMI Midstream del Centro, S.A. de C.V. (PMI MC)[i][iv];
- PEMEX Procurement International, Inc. ("PPI") ;
- Hijos de J. Barreras, S.A. ("HJ BARRERAS")[ii];
- PEMEX Finance, Ltd. ("FIN")[ii] ;
- Mex Gas Internacional, S.L. ("MGAS")[v];
- Instalaciones Inmobiliarias para Industrias, S.A. de C.V. ("III");
- Kot Insurance Company, AG. ("KOT");
- PPQ Cadena Productiva, S.L. ("PPQCP"); and
- III Servicios, S.A. de C.V. ("III Servicios").

(c) Member Company of the "PMI Group."
(ii) Non-controlling interest company.
(iii) As of August 2014, these companies were included in the consolidated financial statements of PEMEX.
(iv) As of February 2015, these companies were included in the consolidated financial statements of PEMEX.
(v) Formerly Mex Gas Internacional, Ltd.

The financial information of the Subsidiary Entities, Productive state-owned subsidiaries and Subsidiary Companies has been prepared based on the same period of Petróleos Mexicanos' unaudited condensed consolidated interim financial statements applying the same accounting policies.

Permanent investments in associates and joint ventures

Associates are those entities in which PEMEX has significant influence but not the power to control financial and operational decisions. It is presumed that there is significant influence when PEMEX owns directly or indirectly between 20% and 50% of voting rights in another entity.

Joint arrangements are those arrangements whereby two or more parties have joint control. A joint arrangement is either a joint operation or a joint venture. The classification of a joint arrangement as a joint operation or a joint venture depends on the rights and obligations of the parties to the arrangements. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets of the arrangements. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement.

Investments in associates and joint arrangements are recognized based on the equity method and recorded initially at cost, including any goodwill identified on acquisition. With respect to joint operations, the assets, liabilities, income and expenses are recognized in relation

to participation in the arrangement and in accordance with the applicable IFRS. The investment cost includes transaction costs.

The unaudited condensed consolidated interim financial statements include the proportion of gains, losses and other comprehensive income corresponding to PEMEX's share in each investee, once these items are adjusted to align with the accounting policies of PEMEX, from the date that significant influence and joint control begins to the date that such influence or joint control ceases.

When the value of the share of losses exceeds the value of PEMEX's investment in an associate or joint arrangement, the carrying value of the investment, including any long-term investment, is reduced to zero and PEMEX ceases to recognize additional losses, except in cases where PEMEX is jointly liable for obligations incurred by those associates and/or joint arrangements.

Non-controlling interests

The interests of third parties who do not have a controlling interest in the equity or comprehensive result of subsidiaries of PEMEX are presented in the unaudited condensed consolidated interim statements of financial position, the unaudited condensed consolidated interim statements of changes in equity (deficit) as "non-controlling interests" and as "net income and comprehensive income for the period, attributable to non-controlling interests," in the unaudited condensed consolidated interim statements of comprehensive income.

Dividends paid in cash and assets other than cash

A liability for distributions of dividends in cash and non-cash assets to the owners is recognized when the distribution is authorized by the Board of Directors. The corresponding amount is recognized directly in equity.

Distributions of non-cash assets are measured at the fair value of the assets to be distributed. Changes relating to re-measurements of the fair value between the date on which the distribution is declared and the time when the assets are transferred are recognized directly in equity.

When distributing non-cash assets, any difference between the dividend paid and the carrying amount of the assets distributed is recognized in the unaudited condensed consolidated interim statements of comprehensive income.

(b) Transactions in foreign currency

In accordance with IAS 21, "The Effects of Changes in Foreign Exchange Rates" ("IAS 21"), transactions in foreign currencies are translated to the functional currency at exchange rates at the dates of the transactions.

Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition during the period or in previous financial statements are recognized in profit or loss in the period in which they arise. When a gain or loss on a non-monetary item is recognized in other comprehensive results, any exchange component of that gain or loss is recognized in other comprehensive results. Conversely, when a gain or loss on a non-monetary item is recognized in profit or loss, any exchange component of that gain or loss shall be recognized in profit or loss for the period.

(c) Fair value measurement

PEMEX measures certain financial instruments such as DFIs at fair value as of the closing date of the relevant reporting period.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer of a liability occurs:

c. in the principal market for the asset or liability; or

ii. in the absence of a principal market, in the most advantageous market for the asset or liability.

The principal market or the most advantageous market must be accessible for PEMEX.

The fair value of an asset or liability is measured by using the same assumptions that market participants would use when pricing the asset or liability, assuming that the market participants act in their best economic interest.

(d) Financial instruments

Financial instruments are classified as: (i) financial instruments measured at fair value through profit or loss; (ii) financial instruments held to maturity; (iii) available-for-sale financial assets; (iv) investments in equity instruments; (v) loans held to maturity; or (vi) DFIs. PEMEX determines the classification of its financial instruments at the time of initial recognition.

PEMEX's financial instruments include cash and cash equivalents, short-term deposits, available-for-sale financial assets, accounts receivable, other receivables, loans, accounts payable to suppliers, other accounts payable, borrowings and debts, as well as DFIs.

Below are descriptions of the financial instruments policies employed by PEMEX:

Financial instruments measured at fair value through profit or loss

A financial instrument is measured at fair value through profit or loss if it is classified as held for trading or designated as such upon initial recognition. Financial assets are designated at fair value through profit or loss if PEMEX manages such investments and makes purchase and sale decisions based on their fair value in accordance with PEMEX's documented risk management or investment strategy. In addition, directly attributable transaction costs are recognized in the consolidated statements of comprehensive income for the period. These financial instruments are recognized at fair value and corresponding changes relating to dividend income are recognized in the consolidated statements of comprehensive income.

Available-for-sale financial assets

Available-for-sale financial assets are non-DFIs that are designated as available-for-sale or are not classified in any of the previous categories. PEMEX's investments in certain equity securities and debt securities are classified as available-for-sale financial assets. Available-for-sale financial assets are recognized initially at fair value plus any directly attributable transaction costs.

Subsequent to initial recognition, available-for-sale financial assets are measured at fair value. In addition, any gains or losses associated with such instruments, as well as foreign exchange differences are recognized in other comprehensive result and presented in the fair value reserve in equity. When an investment is derecognized, any gains or losses accumulated in the equity are reclassified to profit or loss.

Sales and purchases of financial assets that require the delivery of such assets within a period of time established by market practice are recognized as of the negotiation date (the date on which PEMEX commits to purchase or sell the asset).

Loans held to maturity

After initial recognition, loans and debt securities that bear interest are measured at amortized cost using the effective interest rate ("EIR") method, less impairment losses.

The amortized cost is calculated based on any discount or premium on acquisition and fees and costs that are an integral part of the EIR method. Amortization of costs is included under the heading of financing cost in the statement of comprehensive income.

Derivative financial instruments

DFIs presented in the consolidated statement of financial position are carried at fair value. In the case of DFIs held for trading, changes in fair value are recorded in profit or loss; in the case of DFIs formally designated as and that qualify for hedging, changes in fair value are recorded in the statement of comprehensive income using cash flow or fair value hedge accounting, with gains or losses classified in accordance with the earnings treatment of the hedge transaction.

Embedded derivatives

PEMEX evaluates the potential existence of embedded derivatives, which may be found in the terms of its contracts, or combined with other host contracts, which could be structured financial instruments (debt or equity instruments with embedded derivatives). Embedded derivatives have terms that implicitly or explicitly meet the characteristics of a DFI. In some instances, these embedded derivatives must be segregated from the underlying contracts and measured, recognized, presented and disclosed as DFIs, such as when the economic risks and terms of the embedded derivative are not clearly and closely related to the underlying contract.

Impairment of financial assets

At each reporting date, PEMEX evaluates whether there is objective evidence that a financial asset or group of financial assets is impaired, in which case the value of the recoverable amount of the asset is calculated. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of the financial asset.

Objective evidence that a financial asset or group of assets is impaired includes significant financial difficulty of the issuer or obligor, a breach of contract, such as a default or delinquency in interest or principal payments; the lender, for economic or legal reasons relating to the borrower´s financial difficulty, granting to the borrower a concession that the lender would not otherwise consider; it becoming probable that the borrower will enter bankruptcy or other financial reorganization; the disappearance of an active market for that financial asset because of financial difficulties; or observable data indicating that there is a measurable decrease in the estimated future cash flows.

c) Impairment of financial assets carried at amortized cost

The impairment of financial assets carried at amortized cost is measured as the difference between the assets carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset´s original effective interest rate. The amount of the loss shall be recognized in profit or loss.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the impairment loss previously recognized shall be reversed in the income result.

b) Impairment in available – for – sale financial assets

Additionally to the above mentioned, a significant prolonged decline in the fair value of an available – for – sale financial asset is also objective evidence of impairment.

When there is objective evidence of an impairment asset, the accumulated loss recognized in other comprehensive income shall be reclassified from equity to the income result even though the financial asset has not been derecognized.

If, in a subsequent period, the impairment loss decreases and the reduction could be objectively related to an event occurring after the impairment recognition, this impairment loss previously recognized shall be reversed in the income result.

(e) Cash and cash equivalents

Cash and cash equivalents are comprised of deposits in bank accounts, foreign currency reserves and instruments with maturities of three months or less from the acquisition date that are subject to an insignificant risk of changes in their fair value, which are used in the management of PEMEX's short-term commitments.

With respect to the consolidated statement of cash flows, the cash and cash equivalents line item consists of the cash and cash equivalents described above, net of bank overdrafts pending payment.

Cash subject to restrictions or that cannot be exchanged or used to settle a liability within twelve months is not considered part of this line item and is presented in non-current assets.

(f) Accounts receivable and other

Accounts receivable and other are recognized at recoverable value. In addition, interest income from accounts receivable is recognized on an accrued basis, provided that the amount can be reliably measured and collection is probable.

(g) Inventories and cost of sales

PEMEX's inventories are valued at the lower of cost or net realizable value. Cost is determined based on the cost of production or acquisition of inventory as well as other costs necessary to give them their inventory condition. The inventory costs is assigned using the average cost formula. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated selling costs. The estimate

takes into consideration, among other things, the decrease in the value of inventories due to obsolescence.

Cost of sales represents the cost of production or acquisition of inventories at the time of sale, increased, where appropriate, by declines in net realizable value of inventories during the period.

Advances payments for purchase of inventories are recognized as part of inventory when the risks and benefits of the ownership of the inventory have been transferred to PEMEX.

(h) Wells, pipelines, properties, plant and equipment

Wells, pipelines, properties, plant and equipment are recorded at acquisition or construction cost less accumulated depreciation and accumulated impairment losses.

PEMEX uses the successful efforts method for the exploration and production of crude oil and gas activities, considering the criteria mentioned in IFRS 6, "Exploration for and Evaluation of Mineral Resources" in relation to the recognition of exploration and drilling assets. Costs of development wells and related plant, property and equipment involved in the exploitation of oil and gas are recorded as part of the cost of assets. The costs of exploratory wells in areas that have not yet been designated as containing proved reserves are recorded as intangible assets until it is determined whether they are commercially viable to capitalize as fixed assets, otherwise, they are recognized as exploration expenses. Other expenditures on exploration are recognized as exploration expenses as they are incurred.

In accordance with IAS 16, "Property, Plant and Equipment" ("IAS 16"), initial costs of wells, pipelines, properties, plant and equipment are initially recorded at cost, which includes their original purchase price or construction cost, any costs attributable to bringing the assets to a working condition for their intended use and the costs of dismantling and removing the items and restoring the site on which they are located, including the estimated cost of plugging and abandoning wells,

The cost of financing projects that require large investments and financing incurred for projects, net of interest revenues from the temporary investment of these funds, is recognized as part of wells, pipelines, properties, plant and equipment when the cost is directly attributable to the construction or acquisition of a qualifying asset. The capitalization of these costs is suspended during periods in which the development of construction is interrupted, and its capitalization ends when the activities necessary for the use of the qualifying asset are substantially completed. All other financing costs are recognized in the consolidated statements of comprehensive income in the period in which they are incurred.

The cost of self-constructed assets includes the cost of materials and direct labor, financing interest and any other costs directly attributable to start up. In some cases the cost also includes the cost of dismantling and removal.

Expenditures related to the construction of wells, pipelines, properties, plant and equipment during the stage prior to commissioning are stated at cost as intangible assets or construction in progress, in accordance with the characteristics of the asset. Once the assets are ready for use, they are transferred to the respective component of wells, pipelines, properties, plant and equipment and depreciation or amortization begins.

The costs of major maintenance and replacement of a significant component of an item of wells, pipelines, properties, plant and equipment are capitalized in the carrying amount of the item if it is probable that the future economic benefits embodied within the component will flow to PEMEX and its cost can be measured reliably. The outflows of recurring maintenance, repairs and renovations carried out to maintain the facilities in normal operation condition are recognized in profit or loss as incurred.

Depreciation and amortization of capitalized costs in wells are determined based on the estimated commercial life of the field to which the wells belong, considering the relationship between the production of barrels of oil equivalent for the period and proved developed reserves of the field, as of the beginning of the period, with quarterly updates for new development investments.

Depreciation of other elements of wells, pipelines, properties, plant and equipment is recognized in profit or loss on a straight-line basis over the estimated useful life of the asset, beginning as of the date that the asset is available for use, or in the case of construction, from the date that the asset is completed and ready for use.

When parts of an item of wells, pipelines, properties and equipment are significant relative to the total cost of the asset, the part is depreciated separately.

Useful lives of items of properties, plant and equipment are reviewed if expectations differ from previous estimates.

Pipelines, properties, and equipment received from customers are initially recognized at its fair value as revenue from ordinary operating activities if PEMEX has no future obligations to the customer who transferred the item. In contrast, if PEMEX does have future obligations to such a customer, the initial recognition is as a deferred liability relating to the period in which the items will provide PEMEX with a service.

The capitalized value of finance leases is also included in the line item of wells, pipelines, properties, plant and equipment. Properties, plant and equipment acquired through financial leases are depreciated over the shorter of the lease term or the useful life of the asset.

Advance payments for the acquisition of pipelines, properties, plant and equipment are also recognized in the line item of wells, pipelines, properties, plant and equipment when the risks and benefits of the ownership have been transferred to PEMEX.

(i) Crude oil and natural gas reserves

In accordance with the Mexican Constitution, all crude oil and other hydrocarbon reserves located in the subsoil of Mexico are owned by the Mexican nation and not by PEMEX. Based on before mentioned and according with the applicable standards, as of the date of these unaudited condensed consolidated interim financial statements, the reserves assigned to PEMEX by the Mexican Government are not registered for accounting purposes. PEMEX estimates total proved oil and natural gas reserve volumes in accordance with Rule 4-10(a) of Regulation S-X ("Rule 4-10(a)") of the U.S. Securities and Exchange Commission ("SEC") as amended, and where necessary, in accordance with the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers (the "SPE") as of February 19, 2007. These procedures are consistent with international reserves reporting practice. The estimation of these reserves depends on assumptions made and the interpretation of the data available, and may vary among analysts. The results of drilling activities, test wells and production after the date of estimation are utilized in future revisions of reserves estimates.

Although PEMEX does not own the oil and other hydrocarbon reserves these accounting procedures allow PEMEX to record the effects that such oil and other hydrocarbon reserves have on its unaudited condensed consolidated interim financial statements, including, for example, in the depreciation, amortization and other line item, based on these reserves.

(j) Impairment of non-financial assets

The carrying amounts of PEMEX's non-financial assets, other than inventories and deferred taxes, are assessed for indicators of impairment at the end of each reporting period. If the net carrying value of the asset exceeds the recoverable amount, PEMEX records an impairment charge in its statement of comprehensive income.

A cash-generating unit is the smallest identifiable group of assets which can generate cash inflows independently from other assets or groups of assets.

The recoverable amount is defined as the higher of the fair value minus the cost of disposal and the use value. The value in use is determined through estimating the future cash inflows and outflows to be derived from continuing use of the assets and from its ultimate disposal and applying the appropriate discount rate before taxes that reflects their current market conditions and specific risks. Fair value is calculated using discounted cash flows determined by the assumptions that market participants would apply in order to estimate the price of an asset or cash generating unit if such participants were acting in their best economic interest.

In the case of cash-generating units or assets dedicated to the exploration and evaluation of hydrocarbons reserves, the recoverable amount is determined by adjusting the fair value, which is based on the proved and probable reserves, considering a risk factor associated with such reserves.

Both impairment losses and their reversals are recognized in the statement of comprehensive income in the costs and expenses line items in which the depreciation and amortization of the relevant assets are recognized. Impairment losses are not presented as part of the costs that have been capitalized in the value of any asset. Impairment losses are not included in the production cost of inventory. Impairment losses related to inventories are recognized as part of cost of sales. Impairment losses on investments in associates, joint arrangements and other permanent investments are recognized as profit (loss) sharing in associates.

Impairment losses could be reversed only if the reversal is related with a change in the estimation used after the impairment recognition, these reversal will not exceed the carrying value of the net assets of depreciation or amortization that would have been determined if the impairment had never been recognized.

(k) Leases

The determination of whether an agreement is or contains a lease is based on the economic substance of the agreement at the date of execution. An agreement contains a lease if performance under the agreement depends upon the use of a specific asset or assets, or if the agreement grants the right to use the asset.

Finance leases, which transfer to PEMEX substantially all the inherent benefits and risks of the leased property, are capitalized at the date the lease commences, and the value is recorded as the lower of the fair value of the leased property and the present value of the minimum lease payments. Payments on the lease are divided between the financial costs and the amortization of the remaining debt principal in order to achieve a constant interest rate for the outstanding liability. The financing costs are recognized in the statement of comprehensive income.

Operating lease payments that do not transfer to PEMEX substantially all the risks and benefits of ownership of the leased asset are recognized as expenses in the statement of comprehensive income on a straight line basis over the term of the lease. Operating lease payments are recognized as expenses in the consolidated statement of comprehensive income in a straight line basis during the maturity of the lease and the variable rents are recognized as they accrue.

(l) Provisions

PEMEX recognizes provisions where, as a result of a past event, PEMEX has incurred a legal or contractual obligation that can be estimated reliably and it is probable that a future

disbursement required to settle the obligation. In certain cases, such amounts are recorded at their present value.

Environmental liabilities

In accordance with applicable legal requirements and accounting practices, an environmental liability is recognized when the cash outflows are probable and the amount is reasonably estimable. Disbursements related to the conservation of the environment that are linked to revenue from current or future operations are accounted for as costs or assets, depending on the circumstances of each disbursement. Disbursements related to past operations, which no longer contribute to current or future revenues, are accounted for as current period costs.

The accrual of a liability for a future disbursement occurs when an obligation related to environmental remediation, for which PEMEX has the information necessary to determine a reasonable estimated cost, is identified.

Retirement of assets

The obligations associated with the future retirement of assets, including those related to the retirement of well, pipelines, properties, plant and equipment and their components, but excluding those related to the retirement of wells, are recognized at the date that the retirement obligation is incurred, based on the discounted cash flow method. The determination of the fair value is based on existing technology and regulations. If a reliable estimation of fair value cannot be made at the time the obligation is incurred, the accrual will be recognized when there is sufficient information to estimate the fair value.

The obligations related to the costs of future retirement of assets associated with the principal refining processes for gas and petrochemicals are not recognized. These assets are considered to have an indefinite useful life due to the potential for maintenance and repairs.

The abandonment costs related to wells currently in production and wells temporarily closed are recorded in the statement of comprehensive income based on the units of production method. Total cost of abandonment and plugging for non-producing wells is recognized in the statement of comprehensive income at the end of each period. All estimations are based on the useful lives of the wells, considering their discounted present value. Salvage values are not considered, as these values commonly have not traditionally existed.

(m) Employee benefits

PEMEX operates a defined benefit pension plan under which it makes contributions to a fund that is administrated separately. PEMEX recognizes the cost for defined benefit plans based on independent actuarial computations applying the projected unit credit method. Actuarial

gains and losses are recognized within other comprehensive result for the period in which they occur.

The costs of prior services are recognized within profit or loss for the period in which they are incurred.

PEMEX's net obligation with respect to the defined benefit plan equals the present value of the defined benefit obligation less the fair value of plan assets. The value of any asset is limited to the present value of available reimbursements and reductions in future contributions to the plan.

In addition, seniority premiums payable for disability are recognized within other long-term employee benefits.

Termination benefits are recognized in profit or loss for the period in which they are incurred.

(n) Taxes and federal duties

Current tax liabilities

Current tax liabilities or assets for the current and prior periods shall be measured at the amount expected to be paid or recovered from the taxation authorities, using the tax rates that have been enacted or substantively enacted by the end of the reporting period.

Current taxes related with items that are recognized in equity shall be presented directly in other comprehensive income. At each reporting date, Pemex evaluates the regulations that are subject to interpretation and creates provisions when it is necessarily.

Deferred taxes

Deferred taxes are recorded based on the assets and liabilities method, which consists of the recognition of deferred taxes by applying tax rates applicable to the income tax to the temporary differences between the carrying value and tax values of assets and liabilities at the date of these unaudited condensed consolidated interim financial statements.

Deferred tax liability shall be recognized for all taxable temporary differences, except to the extent that the deferred tax liability arises from:

- The initial recognition of goodwill or the initial recognition of an asset or liability in a transaction which is not a business combination and at the time of the transaction, affects neither accounting profit nor taxable profit or tax loss; and

- For taxable temporary differences associated with investments in subsidiaries, branches and associates, and interest in joint arrangements, a deferred tax liability shall be recognized when the parent, investor, joint venture or joint operator is able to control the timing of reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets are recognized to the extent that it is probable that the tax benefits will be utilized, unless the deferred tax asset arises from the initial recognition of an asset or liability in a transaction that:

- Is not a business combination and at the time of the transaction, affects neither accounting profit nor taxable profit or tax loss;

- When the differences arising from investments in subsidiaries, branches and associates, and interests in joint arrangements, to the extent that and only the extent that it is probable that the temporary difference will reverse in the foreseeable future; and taxable profit will be available against which the temporary difference can be utilized.

The carrying amount of a deferred tax asset shall be reviewed at the end of each reporting period. An entity shall reduce the carrying amount of a deferred tax asset to the extent that it is no longer probable that a sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax asset to be utilized. Unrecognized deferred tax assets are revalued at each reporting date and start recognizing to the extent that it is probable that future taxable income will be sufficient to allow recovery of the deferred tax asset.

Deferred tax assets and liabilities shall be measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

Deferred tax assets and deferred tax liabilities related with items that are recognized in equity shall be presented directly in other comprehensive income.

An entity shall offset deferred tax assets and deferred tax liabilities, if and only if the entity has a legally right to set off current tax assets against current tax liabilities and are levied by the same taxation authority or the same taxable entity.

Federal duties

PEMEX is subject to certain special taxes and duties, including taxes and duties based on the value of hydrocarbons extracted and taking into account certain deductions and established quotas.

These taxes and duties are recognized in accordance with IAS 12, Profit Tax (IAS 12), when they have the characteristics of income tax, which occurs when such taxes are set by a government authority and are determined on a formula that considers the balance of income (or extraction valued at a selling price) less expenses, consequently, the tax should be recognized for current and deferred income tax based on the above paragraphs. Taxes and duties that do not meet these criteria are recognized as liabilities and affecting the lines of costs and expenses relating to transactions that gave rise to them.

Royalties

Royalties are payable in licensee agreements, production sharing contracts and profit sharing contracts. Those royalties are recognized as liabilities against costs and expenses lines items relating to transactions that gave rise to them.

(o) Impuesto Especial sobre Producción y Servicios (Special Tax on Production and Services, or "IEPS Tax")

The IEPS Tax charged to customers is a tax on domestic sales of gasoline and diesel. The IEPS Tax rate is calculated based on the international reference price and the retail price of each product, in each case as adjusted in accordance with the applicable rules.

For each of the fiscal years from 2006 to 2014, the *Ley de Ingresos de la Federación* (Federal Revenue Law) allowed negative IEPS Tax amounts to be credited against the IEPS Tax liability and, if in excess, to be credited against the value added tax. In accordance with the Federal Revenue Law, any remaining amount could be credited against the Ordinary Duty on Hydrocarbons during this period.

As of the date of these unaudited condensed consolidated interim financial statements, PEMEX remains subject to the IEPS Tax. However, the Federal Revenue Law applicable for the fiscal year beginning January 1, 2015 does not provide for negative IEPS Tax amounts to be credited against any tax or duty. As a result of this change to the Federal Revenue Law, PEMEX did not credit any negative IEPS Tax amounts during the six months ended June 30, 2015, and no such amounts were recognized as "other revenues" in its consolidated statements of comprehensive income for this six-month period (see Note 3I).

(p) Contingencies

Liabilities for loss contingencies are recorded when it is probable that a liability has been incurred and the amount thereof can be reasonably estimated. When a reasonable estimation cannot be made, qualitative disclosure is provided in the notes to the unaudited condensed consolidated interim financial statements. Contingent revenues, earnings or assets are not recognized until realization is assured.

(q) Revenue recognition

Sales revenue is recognized the moment at which the risks and benefits of ownership of crude oil, refined products, natural gas, and derivative and petrochemical products are transferred to the customers who acquire them, which occurs as follows:

- in accordance with contractual terms;
- the moment at which the customer picks up product at PEMEX's facilities; or
- the moment at which PEMEX delivers the product to the delivery point.

PEMEX recognizes revenues for services at the time the collection right on such services arises.

(r) Presentation of consolidated statements of comprehensive income

The costs and expenses shown in PEMEX's unaudited condensed consolidated interim statements of comprehensive income are presented based on their function, which allows for a better understanding of the components of PEMEX's operating income. This classification allows for a comparison to the industry to which PEMEX belongs.

Cost of sales

Cost of sales represents the cost of inventories at the time of sale. Cost of sales includes depreciation, amortization, salaries, wages and benefits, a portion of the cost of the reserve for employee benefits and operating expenses related to the production process.

Transportation, distribution and sale expenses

Transportation, distribution and sale expenses are costs in connection to the storage, sale and delivery of products, such as depreciation and operating expenses associated with these activities.

Administrative expenses

Administrative expenses are costs related to PEMEX's administrative personnel, which include personnel-related expenses.

Other revenues—net

For the six months ended June 30, 2015, other revenues, net, consisted primarily of sanctions, penalties and franchise fees. Prior to January 1, 2015, other revenues, net, consisted primarily of income received due to the "negative" IEPS Tax (see Note 3(o)).

Financing income

Financing income is comprised of interest income, financial income and other income from financial operations between PEMEX and third parties.

Financing cost

Financing cost is comprised of interest expenses, commissions and other expenses related to financing operations minus any portion of the financing cost that is capitalized.

Derivative financial instruments (cost) income—net

Derivative financial instruments (cost) income represents the net effect of the profit or loss for the period associated with DFIs (see Note 3(d)).

Exchange (loss) gain

Exchange rate variations relating to assets or liabilities governed by contracts denominated in foreign currencies are recorded in income of the period.

(s) Operating segments

Operating segments are identifiable components of PEMEX that pursue business activities from which PEMEX earns revenues and incurs expenses, including those revenues and expenses from transactions with other segments of PEMEX, and for which information is available to management on a segmented basis and is assessed by the Board of Directors in order to allocate resources and assess the profitability of the segments.

(t) Non-current assets held for sale, non-current assets held for distribution to owners and discontinued operations

Non-current asset held for sale

Pemex classifies a Non-current asset as held for sale if its carrying amount will be recovered principally through a sale transaction rather than through continuing use, the asset is available for immediate sale and the sale is expected to be completed within one year from the date of classification, considering some exceptions.

Non-current assets classified as held for sale are measured at the lower of its carrying amount and fair value less cost to sale are presented in a separate line item in the unaudited condensed consolidated financial statements. Non-current assets classified as held for sale are not subject to depreciation or amortization after the classification as held for sale.

Non-current asset held for distribution to owners

When a non-current asset is classified as held for distribution to owners the assets must be available for immediate distribution in their present conditions and the distribution must be expected to be completed within one year from the date of classification, considering some exceptions.

Non-current assets classified as held for distribution are measured at the lower of its carrying amount and fair value less cost to distribute and are presented in a separate line item in the unaudited condensed consolidated financial statements. Non-current assets classified as held for distribution are not subject to depreciation or amortization after the classification as held for distribution.

Discontinued operations

A discontinued operation is a component of an entity that either has been disposed of, or is classified as held for sale, and:

- Represents a separate major line of business or geographical area of operations,
- Is part or a single coordinated plan to dispose of a separated major line of business or geographical area of operations; or
- Is a subsidiary acquired exclusively with a view to resale.

The revenue, expenses and pre-tax profit or loss of discontinued operations are presented in a solely amount in the unaudited condensed consolidated financial statements of comprehensive income.

(u) Accounting changes

The IASB issued the new IFRS mentioned below, which are applicable to PEMEX and are effective for annual periods beginning January 1, 2015:

a) IFRS 8, "Operating Segments" ("IFRS 8")

As part of the annual improvements to IFRS 2010-2012, the IASB published "Amendments to IFRS 8, Operating Segments (IFRS 8)."

IFRS 8 has been amended to require disclosure of the judgments made by management in aggregating operating segments. Such disclosure includes a description of the segments that have been aggregated and the economic indicators that have been assessed in determining that the aggregated segments share similar economic characteristics. Additionally, an entity must provide reconciliations of the segment assets.

(Figures stated in thousands, except as noted)

Operating segments presented are the same for both June 30, 2015 and December 31, 2014.

b) Amendments to IAS 24, "Related Party Disclosures"

These amendments specify that the management entity providing key management personnel ("KMP") services should be identified as a related party and payments made to a management entity in respect of KMP services should be separately disclosed.

The amendments had no impact on these unaudited condensed consolidated interim financial statements.

c) Amendments to IAS 40, "Investment Property" ("IAS 40")

The standard is amended to clarify that IAS 40 and IFRS 3 are not mutually exclusive. The guidance in IAS 40 assists preparers in distinguishing between investment property and owner-occupied property. The amendments clarify that preparers also need to refer to the guidance in IFRS 3 to determine whether the acquisition of an investment property is a business combination.

The amendments had no impact on these unaudited condensed consolidated interim financial statements.

d) Amendments to IAS 27, "Equity Method in Separate Financial Statements" ("IAS 27")

In August 2014, the IASB issued amendments to IAS 27. These amendments to IAS 27 permit entities that use the equity method for recording investments in subsidiaries, joint ventures and associates to prepare separate financial statements.

The amendments are effective for periods beginning on or after January 1, 2016, with earlier application permitted.

Pemex applied these amendments earlier and they had no impact on these unaudited condensed consolidated interim financial statements.

(v) New IFRS not yet adopted

The IASB issued the new IFRS mentioned below, which are effective for the annual periods described therein. PEMEX is in the process of evaluating the impact that these standards will have on its unaudited condensed consolidated interim financial statements.

(Figures stated in thousands, except as noted)

a) Amendments to IAS 16 and IAS 38 "Intangible Assets" ("IAS 38")

The amended IAS 16 prohibits entities from using revenue-based depreciation methods for items of property, plant and equipment.

The amended IAS 38 introduces a rebuttable presumption that revenue is not an appropriate basis for amortization of an intangible asset. This presumption can only be rebutted in two limited circumstances: a) the intangible asset is expressed as a measure of revenue; or b) ordinary revenue and the life of the assets are highly associated.

The expected future reductions in selling prices could be indicative of a reduction of the future economic benefits embodied in an asset.

These amendments will be applied prospectively for annual periods beginning on or after January 1, 2016, and early application is permitted.

b) Amendments to IFRS 11, "Joint Arrangements" ("IFRS 11")

The amendments to IFRS 11 address how a joint operator should account for the acquisition of an interest in a joint operation that constitutes a business. IFRS 11 now requires that such transactions be accounted for using the related principles to business combination accounting established in IFRS 3, "Business Combinations" ("IFRS 3"), and additionally requires certain related disclosures.

These amendments also apply when a business is contributed to the joint operation upon its creation. The most significant impact of the amendments to IFRS 11 will be the recognition of goodwill (when there is an excess of the transferred consideration over the identifiable net asset) and the recognition of deferred tax assets and liabilities.

These amendments will be applied prospectively for annual periods beginning on or after January 1, 2016. Early application is permitted.

c) Amendments to IFRS 10 and IAS 28, "Investments in Associates and Joint Ventures" ("IAS 28 (2011)")

The amendments to IFRS 10 address an identified inconsistency between the requirements of IFRS 10 and IAS 28 (2011) in the treatment of the sale or contribution of assets from an investor to an associate or joint venture.

The primary result of the amendments is that a gain or loss is recognized when such a transaction involves a business (whether or not it is a subsidiary). A gain or partial loss is recognized when the transaction involves assets that do not constitute a business, even if such assets are allocated to a subsidiary.

The amendment is effective for periods beginning on or after January 1, 2016, with earlier application permitted.

d) Amendments to IFRS 5, "Non-Current Assets Held-for-Sale and Discontinued Operations" ("IFRS 5")

The amendments to IFRS 5 introduce specific guidance for the reclassification of an asset from held-for-sale to held-for–distribution-to-owners (or vice versa) or the discontinuation of held-for-distribution accounting.

The amendments state that:

- Such reclassifications should not be considered changes to a plan of sale or a plan of distribution to owners and that the classification, presentation and measurement requirements applicable to the new method of disposal should be applied; and

- Assets that no longer meet the criteria for held-for-distribution-to-owners (and do not meet the criteria for held-for-sale) should be treated in the same manner as assets that cease to be classified as held-for-sale.

The amendments apply prospectively and are effective for periods beginning on or after January 1, 2016.

e) Amendments to IFRS 7, "Financial Instruments: Disclosures" ("IFRS 7")

The amendments to IFRS 7 provide additional guidance to clarify whether a servicing contract constitutes continuing involvement in a transferred asset for purposes of the required disclosure relating to transferred assets.

The amendments apply retrospectively; however, to avoid the risk of hindsight affecting the determination of the required fair value disclosure, an entity is not required to apply the amendments to any period beginning prior to the annual period during which the amendments are first applied. The amendments also include an amendment to IFRS 1, "First Time Adoption of International Financial Reporting Standards."

The amendments are effective for periods beginning on or after January 1, 2016.

Applicability of the Amendments to IFRS 7 on Offsetting Disclosure to Condensed Interim Financial Statements

The amendments to IFRS 7 were made to eliminate uncertainty as to whether the disclosure required for offsetting financial assets and financial liabilities (introduced in December 2011 and effective for periods beginning on or after January 1, 2013) should be included in condensed interim financial statements after January 1, 2013 or only in the first year.

(Figures stated in thousands, except as noted)

The amendments clarify that such disclosure is not explicitly required for all interim periods. However, the disclosure may need to be included in condensed interim financial statements to comply with IAS 34.

The amendments apply retrospectively in accordance with IAS 8, "Accounting Policies, Changes in Accounting Estimates and Errors" ("IAS 8") and are effective for periods beginning on or after January 1, 2016.

f) Amendments to IAS 19, "Employee Benefits" ("IAS 19")

The amendments to IAS 19 clarify that investment-grade corporate bonds used to estimate the discount rate for post-employment benefits should be issued in the same currency as the benefits to be paid. These amendments also provide for the assessment of the depth of the market for investment-grade corporate bonds at the relevant currency level.

The amendments apply retrospectively in accordance with IAS 8 and are effective for periods beginning after January 1, 2016, with earlier application permitted.

g) Amendments to IAS 34, "Interim Financial Reporting" ("IAS 34")

The amendments to IAS 34 clarify the requirements relating to information required by IAS 34 that is presented "elsewhere in the interim financial report" but is not included in the interim financial statements. The amendments require the inclusion of a cross-reference from the interim financial statements to the location of such information in the interim financial report, which must be available to users on the same terms and at the same time as the interim financial statements.

The amendments apply retrospectively in accordance with IAS 8 and are effective for periods beginning after January 1, 2016, with earlier application permitted.

Amendments effective for periods beginning in 2018.

a) IFRS 9, "Financial Instruments"

The IASB issued IFRS 9 (2009) and IFRS 9 (2010), which introduced new classification and measurement requirements. In 2013, the IASB released a new model for hedge accounting. The final version of IFRS 9, which was issued in July 2014 ("IFRS 9 (2014)"), replaces the previous versions of IFRS 9 and completes the IASB's project to replace IAS 39, "Financial Instruments."

The package of improvements introduced by IFRS 9 (2014) includes a logical model for classification and measurement, a single, forward-looking "expected loss" impairment model and a substantially reformed approach to hedge accounting.

(Figures stated in thousands, except as noted)

IFRS 9 (2014) is effective for annual periods beginning on or after January 1, 2018. Earlier application is permitted. Additionally, the new standards relating to credit risk may be applied early and in isolation, without adopting other modifications to the recognition of financial instruments.

Classification and Measurement

Classification under IFRS 9 (2014) determines how financial assets and liabilities are recognized in financial statements and, in particular, how they are measured on an ongoing basis. IFRS 9 (2014) introduces a logical approach to the classification of financial assets, which is based on the cash flow characteristics of the financial asset and the entity's business model for managing the financial assets. This principle-based approach replaces the existing classification and measurement requirements.

Impairment

As part of IFRS 9 (2014), the IASB introduced a new, single impairment model that is applicable to all financial instruments and eliminates the complexity associated with multiple impairment models. The new impairment model requires an entity to recognize expected credit losses on a timelier basis and to update the amount of expected losses throughout the useful life of a financial instrument. Additional disclosure is required to describe the basis for recognizing expected credit losses and any changes in the estimated amount of expected credit losses.

Hedge Accounting

IFRS 9 (2014) includes significant changes to hedge accounting, such as new disclosure requirements that require a description of an entity's risk management activities. The new model represents a comprehensive review of hedge accounting and aligns the accounting with risk management in order to better reflect risk management activities in the financial statements. These changes are intended to provide better disclosure about the risks that an entity faces and the impact of risk management activities on its financial information.

Credit Risk

IFRS 9 (2014) also aims to eliminate the volatility in financial results caused by changes in the credit risk of liabilities that are measured at fair value. Under IFRS 9 (2014), earnings from the impairment credit risk of liabilities are recognized in other comprehensive income rather than directly in profit or net loss.

b) IFRS 15, "Revenue from Contracts with Customers" ("IFRS 15")

IFRS 15 describes a single comprehensive model for the accounting of revenue from contracts with customers and replaces the current guidelines on revenue recognition.

The core principle of the new IFRS 15 is that an entity should recognize revenue to represent the promised transfer of goods or services to the customer, valued at the amount that the entity expects to be entitled in exchanged for those goods or services.

Pursuant to IFRS 15, an entity should:

- identify customer contracts that fall within the scope of the new standard;
- identify the separate performance obligations in the contract based on the following criteria: a) sales of goods or services, separately, b) sales that are dependent or interrelated with other products or services; and c) homogeneous and consistent sales pattern;
- determine the price of the transaction by applying the following considerations: a) variable consideration and constraining estimates of variable consideration; b) the existence of a significant financing component in the contract; c) any non-cash consideration; and d) the consideration payable to the customer;
- allocate the transaction price to each separate performance obligation; and
- recognize revenue when (or as) each performance obligation is satisfied either over time or at a point in time.

The new IFRS 15 enhances disclosures of revenue. This standard must be applied for periods beginning on or after January 1, 2018, and early application is permitted. During the year of application, entities may apply the rule retrospectively or use a modified approach.

NOTE 4. SEGMENT FINANCIAL INFORMATION

As of June 30, 2015, PEMEX's primary business is the exploration and production of crude oil and natural gas and the refining and marketing of petroleum products, conducted through six business segments: Pemex-Exploration and Production, Pemex-Refining, Pemex-Gas and Basic Petrochemicals, Pemex-Petrochemicals, the Trading Companies (as defined below) and Corporate and Other Subsidiary Companies. Due to PEMEX's structure, there are significant quantities of inter-segment sales among the reporting segments, which are made at internal transfer prices established by PEMEX reflecting international market prices.

The primary sources of revenue for the segments are as described below:

- Pemex-Exploration and Production earns revenues from sales of domestic crude oil and natural gas, and from exporting crude oil through the Trading Companies.

Export sales are made through PMI CIM to approximately 26 major customers in various foreign markets. Approximately half of PEMEX's crude oil is sold to Pemex-Refining.

- Pemex-Refining earns revenues from sales of refined petroleum products and derivatives. Most of Pemex-Refining's sales are to third parties and occur within the domestic market. The entity sells a significant portion of its fuel oil production to the *Comisión Federal de Electricidad* (Federal Electricity Commission, or "CFE") and jet fuel to *Aeropuertos y Servicios Auxiliares* (the Airports and Auxiliary Services Agency). Pemex-Refining's most important products are different types of gasoline.

- Pemex-Gas and Basic Petrochemicals earns revenues primarily from domestic sources. Pemex-Gas and Basic Petrochemicals also consumes high levels of its own natural gas production. Most revenues of this entity are obtained from the sale of naphtha, ethane, butane, natural gas and liquefied petroleum gas.

- Pemex-Petrochemicals is engaged in the sale of petrochemical products to the domestic market. Pemex-Petrochemicals offers a wide range of products. The majority of Pemex-Petrochemicals' revenues comes from methane derivatives, ethane derivatives and aromatics and derivatives.

- The trading companies, which consist of PMI NASA, PMI CIM, MGAS and PMI Trading (the "Trading Companies"), earn revenues from trading crude oil, natural gas and petroleum and petrochemical products within international markets.

- The Corporate and Other Subsidiary Companies provide administrative, financing, consulting and logistical services, as well as economic, tax and legal advice to PEMEX's entities and companies.

(Figures stated in thousands, except as noted)

The following tables present the condensed financial information of these segments, after elimination of unrealized intersegment gain (loss). These reporting segments are those which PEMEX's management evaluates in its analysis of PEMEX.

As of/for the period ended June 30, 2015	Exploration and Production	Refining	Gas and Basic Petrochemicals	Petrochemicals	Trading Companies	Corporate and Other Subsidiary Companies	Intersegment eliminations	Total
Sales:								
Trade	Ps —	Ps. 280,027,532	Ps. 66,955,933	Ps. 13,906,130	Ps. 220,588,010	Ps. —	Ps. —	Ps. 581,477,605
Intersegment	355,148,509	27,620,615	28,393,332	6,433,285	170,653,194	33,172,950	(621,421,885)	—
Services income	—	2,206,571	1,271,245	495,413	308,239	2,972,218	(368,410)	6,885,276
Cost of sales	187,473,168	328,406,518	90,566,646	20,062,472	378,173,911	3,231,808	(594,836,945)	413,077,578
Gross income (loss)	167,675,341	(18,551,800)	6,053,864	772,356	13,375,532	32,913,360	(26,953,350)	175,285,303
Other revenues and expenses— net	810,071	391,746	417,791	37,130	832,784	320,178	(492,849)	2,316,851
Transportation, distribution and sale expenses	—	16,845,414	2,029,788	678,093	209,157	121	(2,011,730)	17,750,843
Administrative expenses	22,608,529	16,455,950	5,792,904	7,262,520	1,062,849	29,743,490	(25,433,675)	57,492,567
Operating income (loss)	145,876,883	(51,461,418)	(1,351,037)	(7,131,127)	12,936,310	3,489,927	(794)	102,358,744
Financing income	8,032,004	47,887	1,269,938	10,816	562,212	54,811,557	(61,677,748)	3,056,666
Financing cost	43,241,331	5,622,819	807,649	102,635	570,281	42,331,638	(61,685,306)	30,991,047
Derivative financial instruments (cost) income—net	—	—	2,670	—	(1,379,374)	(13,490,338)	—	(14,867,042)
Exchange (loss) gain	(37,820,113)	(2,135,619)	(22,729)	(1,182)	(16,648)	(5,347,665)	—	(45,343,956)
Profit (loss) sharing in associates	(382,418)	—	300,385	—	1,316,261	(180,373,204)	180,346,420	1,207,444
Total taxes, duties and other	195,258,294	—	888,027	—	3,915,139	535,705	—	200,597,165
Net (loss) income	(122,793,269)	(59,171,969)	(1,496,449)	(7,224,128)	8,933,341	(183,777,066)	180,353,184	(185,176,356)
Total current assets	510,437,476	57,320,245	102,125,260	10,220,259	95,396,734	549,327,762	(1,072,216,727)	252,611,009
Permanent investments in associates	1,010,318	488,499	5,513,489	—	10,554,106	(426,327,103)	433,119,253	24,358,562
Wells, pipelines, properties, plant and equipment— net	1,367,303,100	289,088,597	97,669,386	38,868,439	2,693,837	18,557,508	—	1,814,180,867
Total assets	1,899,765,784	348,357,405	206,902,645	50,201,873	114,664,568	1,284,302,583	(1,782,462,200)	2,121,732,658
Total current liabilities	161,022,989	391,699,023	27,950,783	12,449,492	59,966,828	703,333,552	(1,060,846,572)	295,576,095
Long-term debt	1,131,976,928	21,033,362	1,117,883	200,919	3,532,729	1,146,498,369	(1,141,152,610)	1,163,207,580
Employee benefits	461,831,807	476,399,028	114,544,011	143,700,255	771,286	319,956,431	—	1,517,202,818
Total liabilities	1,826,088,056	895,214,427	144,518,158	156,541,983	67,141,804	2,186,252,537	(2,215,581,454)	3,060,175,511
Equity (Deficit)	73,677,728	(546,857,022)	62,384,487	(106,340,110)	47,522,764	(901,949,954)	433,119,254	(938,442,853)
Depreciation and amortization	66,238,125	5,876,911	3,629,568	1,458,522	41,568	407,706	—	77,652,400
Net periodic cost of employee benefits	21,080,965	21,363,877	5,342,745	6,404,170	92,989	14,472,114	—	68,756,860
Acquisition of wells, pipelines, properties, plant and equipment	85,988,190	18,129,528	1,821,661	1,518,946	289,127	1,768,639	—	109,516,091

(Figures stated in thousands, except as noted)

As of/for the period ended June 30, 2014:	Exploration and Production	Refining	Gas and Basic Petrochemicals	Petrochemicals	Trading Companies	Corporate and Other Subsidiary Companies	Intersegment Eliminations	Total
Sales:								
Trade	Ps. —	Ps. 373,677,756	Ps. 84,465,746	Ps. 14,693,395	Ps. 338,864,118	Ps. —	Ps. —	Ps. 811,701,015
Intersegment	595,060,344	41,159,136	45,324,188	8,372,000	214,462,844	32,987,178	(937,365,690)	—
Services income	—	2,078,790	—	—	382,931	2,261,851	(420,324)	4,303,248
Cost of sales	167,602,958	468,757,196	122,545,005	24,281,808	547,810,851	1,255,058	(904,546,336)	427,706,540
Gross income (loss)	427,457,386	(51,841,514)	7,244,929	(1,216,413)	5,899,042	33,993,971	(33,239,678)	388,297,723
Other revenues and expenses—net	2,444,627	29,144,767	(523,455)	485,441	231,940	1,231,569	(120,887)	32,894,002
Transportation, distribution and sale expenses	—	13,502,569	1,385,699	448,963	205,343	244	(220,073)	15,322,745
Administrative expenses	24,397,371	19,791,035	6,614,310	7,728,006	732,732	27,515,057	(33,169,099)	53,609,412
Operating income (loss)	405,504,642	(55,990,351)	(1,278,535)	(8,907,941)	5,192,907	7,710,239	28,607	352,259,568
Financing income	8,017,848	215,593	1,442,534	87,417	526,304	32,191,402	(41,253,027)	1,228,071
Financing cost	24,798,575	5,248,255	154,695	34,125	514,359	32,492,269	(41,256,126)	21,986,152
Derivative financial instruments (cost) income—net	—	—	(1,274)	—	(217,235)	3,250,413	—	3,031,904
Exchange (loss) gain	2,995,215	177,110	(21,519)	(153)	(26,531)	294,800	—	3,418,922
Profit (loss) sharing in associates	149,019	—	691,998	—	921,145	(91,942,656)	92,007,738	1,827,244
Total taxes, duties and other	421,658,370	—	(150,062)	—	1,264,959	5,255,174	—	428,028,441
Net (loss) income	(29,790,221)	(60,845,903)	828,571	(8,854,802)	4,617,272	(86,243,245)	92,039,444	(88,248,884)
Depreciation and amortization	62,282,916	5,623,242	3,532,763	1,342,649	5,685	386,821	—	73,174,076
Net periodic cost of employee benefits	18,272,802	18,464,301	4,514,757	5,594,035	79,852	12,185,248	—	59,110,995

(Figures stated in thousands, except as noted)

As of December 31, 2014	Exploration and Production	Refining	Gas and Basic Petrochemicals	Petrochemicals	Trading Companies	Corporate and Other Subsidiary Companies	Intersegment eliminations	Total
Total current assets	Ps. 579,201,519	Ps. 255,407,423	Ps. 105,121,847	Ps. 68,242,701	Ps. 83,345,895	Ps. 505,949,689	Ps. (1,307,941,793)	Ps. 289,327,281
Permanent investments in associates	1,392,737	488,499	5,059,612	—	8,483,563	67,164,220	(60,573,871)	22,014,760
Wells, pipelines, properties, plant and equipment— net	1,347,194,064	277,719,686	99,635,112	38,928,597	2,421,141	17,475,538	—	1,783,374,138
Total assets	1,953,828,467	535,094,903	210,625,967	108,444,584	102,955,361	1,580,484,899	(2,363,065,901)	2,128,368,280
Total current liabilities	206,711,128	330,308,600	31,965,537	8,229,852	57,265,930	1,000,368,240	(1,300,689,940)	334,159,347
Long-term debt	963,274,628	23,142,209	1,117,618	191,070	3,588,666	986,026,128	(979,956,033)	997,384,286
Employee benefits	448,887,587	463,143,546	110,913,462	139,554,046	641,279	310,948,608	—	1,474,088,528
Total liabilities	1,694,872,519	828,576,773	145,190,535	148,149,492	67,266,726	2,314,525,120	(2,302,492,031)	2,896,089,134
Equity (Deficit)	258,955,948	(293,481,870)	65,435,432	(39,704,908)	35,688,635	(734,040,221)	(60,573,870)	(767,720,854)
Acquisition of wells, pipelines, properties, plant and equipment	174,019,012	39,087,896	5,632,770	4,709,838	2,545,075	8,007,600	—	234,002,191

PEMEX's management measures the performance of the entities based on operating income and net segment income before elimination of unrealized intersegment gain (loss), as well as by analyzing the impact of the results of each segment in the unaudited condensed consolidated interim financial statements. For certain of the items in these unaudited condensed consolidated interim financial statements to agree with the individual financial statements of the operating segments, they must be reconciled. The tables below present the financial information of PEMEX's operating segments, before intersegment eliminations:

(Figures stated in thousands, except as noted)

The following tables present accounting conciliations between individual and consolidated information.

As of/for the period ended June 30, 2015	Exploration and Production	Refining	Gas and Basic Petrochemicals	Petrochemicals	Trading Companies	Corporate and Other Subsidiary Companies
Sales:						
By segment	Ps. 355,148,509	Ps. 312,087,370	Ps. 96,645,954	Ps. 20,847,226	Ps. 391,608,730	Ps. 36,145,168
Less unrealized intersegment sales	—	(2,232,652)	(25,444)	(12,398)	(59,287)	—
Total consolidated sales	Ps. 355,148,509	Ps. 309,854,718	Ps. 96,620,510	Ps. 20,834,828	Ps. 391,549,443	Ps. 36,145,168
Operating income (loss):						
By segment	Ps. 148,799,794	Ps. (58,942,919)	Ps. (1,140,233)	Ps. (7,487,753)	Ps. 12,660,232	Ps. 3,489,927
Less unrealized intersegment sales	—	(2,232,652)	(25,444)	(12,398)	(59,287)	—
Less unrealized gain due to production cost valuation of inventory	(1,174,598)	9,714,153	(185,360)	369,024	335,365	—
Less capitalized refined products	(1,807,804)	—	—	—	—	—
Less amortization of capitalized interest	59,491	—	—	—	—	—
Total consolidated operating income (loss)	Ps. 145,876,883	Ps. (51,461,418)	Ps. (1,351,037)	Ps. (7,131,127)	Ps. 12,936,310	Ps. 3,489,927
Net income (loss):						
By segment	Ps. (119,854,785)	Ps. (66,653,470)	Ps. (785,998)	Ps. (7,554,762)	Ps. 8,657,263	Ps. (188,216,343)
Less unrealized intersegment sales	—	(2,232,652)	(25,444)	(12,398)	(59,287)	—
Less unrealized gain due to production cost valuation of inventory	(1,174,598)	9,714,153	(185,360)	369,024	335,365	—
Less capitalized refined products	(1,807,804)	—	—	—	—	—
Less equity method for unrealized profits	(15,573)	—	(499,647)	(25,992)	—	4,439,277
Less amortization of capitalized interest	59,491	—	—	—	—	—
Total consolidated net income (loss)	Ps. (122,793,269)	Ps. (59,171,969)	Ps. (1,496,449)	Ps. (7,224,128)	Ps. 8,933,341	Ps. (183,777,066)
Assets:						
By segment	Ps. 1,922,516,209	Ps. 387,011,901	Ps. 212,534,896	Ps. 55,558,232	Ps. 121,006,858	Ps. 1,279,863,306
Less unrealized intersegment sales	1,132	(5,116,576)	(44,776)	(14,833)	(152,626)	—
Less unrealized gain due to production cost valuation of inventory	(20,622,129)	(33,537,920)	(1,808,415)	(1,701,976)	(6,189,664)	—
Less capitalized refined products	(1,807,804)	—	—	—	—	—
Less equity method for unrealized profits	(381,115)	—	(3,779,060)	(3,639,550)	—	4,439,277
Less amortization of capitalized interest	59,491	—	—	—	—	—
Total consolidated assets	Ps. 1,899,765,784	Ps. 348,357,405	Ps. 206,902,645	Ps. 50,201,873	Ps. 114,664,568	Ps. 1,284,302,583
Liabilities:						
By segment	Ps. 1,826,088,056	Ps. 895,214,427	Ps. 144,518,158	Ps. 156,541,983	Ps. 67,143,736	Ps. 2,186,252,537
Less unrealized gain due to production cost valuation of inventory	—	—	—	—	(1,932)	—
Total consolidated liabilities	Ps. 1,826,088,056	Ps. 895,214,427	Ps. 144,518,158	Ps. 156,541,983	Ps. 67,141,804	Ps. 2,186,252,537

(Figures stated in thousands, except as noted)

For the period ended June 30, 2014:	Exploration and Production	Refining	Gas and Basic Petrochemicals	Petrochemicals	Trading Companies	Corporate and Other Subsidiary Companies
Sales:						
By segment	Ps. 595,060,344	Ps. 418,437,437	Ps. 129,792,638	Ps. 23,082,855	Ps. 554,733,425	Ps. 35,249,029
Less unrealized intersegment sales	—	(1,521,755)	(2,704)	(17,460)	(1,023,532)	—
Total consolidated sales	Ps. 595,060,344	Ps. 416,915,682	Ps. 129,789,934	Ps. 23,065,395	Ps. 553,709,893	Ps. 35,249,029
Operating income (loss):						
By segment	Ps. 402,862,599	Ps. (44,115,560)	Ps. (1,463,175)	Ps. (8,365,939)	Ps. 6,121,942	Ps. 7,710,239
Less unrealized intersegment sales	—	(1,521,755)	(2,704)	(17,460)	(1,023,532)	—
Less unrealized gain due to production cost valuation of inventory	3,817,291	(10,353,036)	187,344	(524,542)	94,497	—
Less capitalized refined products	(1,234,739)	—	—	—	—	—
Less amortization of capitalized interest	59,491	—	—	—	—	—
Total consolidated operating income (loss)	Ps. 405,504,642	Ps. (55,990,351)	Ps. (1,278,535)	Ps. (8,907,941)	Ps. 5,192,907	Ps. 7,710,239
Net income (loss):						
By segment	Ps. (32,434,022)	Ps. (48,971,112)	Ps. 643,931	Ps. (8,236,609)	Ps. 5,546,307	Ps. (75,649,665)
Less unrealized intersegment sales	—	(1,521,755)	(2,704)	(17,460)	(1,023,532)	—
Less unrealized gain due to production cost valuation of inventory	3,817,291	(10,353,036)	187,344	(524,542)	94,497	—
Less capitalized refined products	(1,234,739)	—	—	—	—	—
Less equity method for unrealized profits	1,758	—	—	(76,191)	—	(10,593,580)
Less amortization of capitalized interest	59,491	—	—	—	—	—
Total consolidated net income (loss)	Ps. (29,790,221)	Ps. (60,845,903)	Ps. 828,571	Ps. (8,854,802)	Ps. 4,617,272	Ps. (86,243,245)

As of December 31, 2014:	Exploration and Production	Refining	Gas and Basic Petrochemicals	Petrochemicals	Trading Companies	Corporate and Other Subsidiary Companies
Assets:						
By segment	Ps. 1,973,640,697	Ps. 581,230,900	Ps. 215,690,484	Ps. 113,896,128	Ps. 107,000,991	Ps. 1,580,583,764
Less unrealized intersegment sales	1,132	(2,883,924)	(19,332)	(2,435)	(93,339)	—
Less unrealized gain due to production cost valuation of inventory	(15,776,956)	(43,252,073)	(1,623,055)	(2,071,000)	(3,952,291)	—
Less capitalized refined products	(3,789,845)	—	—	—	—	—
Less equity method for unrealized profits	(365,542)	—	(3,422,130)	(3,378,109)	—	(98,865)
Less amortization of capitalized interest	118,981	—	—	—	—	—
Total consolidated assets	Ps. 1,953,828,467	Ps. 535,094,903	Ps. 210,625,967	Ps. 108,444,584	Ps. 102,955,361	Ps. 1,580,484,899
Liabilities:						
By segment	Ps. 1,694,872,519	Ps. 828,576,773	Ps. 145,190,535	Ps. 148,149,492	Ps. 64,969,988	Ps. 2,314,525,120
Less unrealized gain due to production cost valuation of inventory	—	—	—	—	2,296,738	—
Total consolidated liabilities	Ps. 1,694,872,519	Ps. 828,576,773	Ps. 145,190,535	Ps. 148,149,492	Ps. 67,266,726	Ps. 2,314,525,120

(Figures stated in thousands, except as noted)

NOTE 5. CASH, CASH EQUIVALENTS AND RESTRICTED CASH

As of June 30, 2015 and December 31, 2014, cash and cash equivalents were as follows:

	June 30, 2015		December 31, 2014	
Cash on hand and in banks(i)	Ps.	46,819,237	Ps.	68,330,390
Marketable securities		44,439,645		49,658,138
	Ps.	91,258,882	Ps.	117,988,528

(c) Cash on hand and in banks is primarily composed of cash in banks.

At June 30, 2015 and December 31, 2014, restricted cash was as follows:

	June 30, 2015		December 31, 2014	
Restricted cash	Ps.	7,279,978	Ps.	6,884,219

Restricted cash in 2015 and 2014 consists primarily of a deposit made by Pemex-Exploration and Production in the amount of U.S. $465,060 as a result of an arbitration claim before the International Court of Arbitration of the International Chamber of Commerce (the "ICA"). On December 31, 2014, this deposit, including income interest, amounted to U.S. $465,303 (see Note 15(b)).

NOTE 6. ACCOUNTS RECEIVABLE AND OTHER

As of June 30, 2015 and December 31, 2014, accounts receivable and other receivables were as follows:

	June 30, 2015		December 31, 2014	
Export customers	Ps.	25,777,191	Ps.	20,960,915
Domestic customers		33,518,637		38,168,467
Tax credits		18,046,414		30,554,928
Sundry debtors		18,211,198		13,357,348
Employees and officers		5,579,989		5,560,644
Advances to suppliers		6,440,749		5,583,148
Insurance claims		3,736		212,069
Other accounts receivable		25,251		25,448
	Ps.	107,603,165	Ps.	114,422,967

(Figures stated in thousands, except as noted)

NOTE 7. INVENTORIES

As of June 30, 2015 and December 31, 2014, inventories were as follows:

		June 30, 2015		December 31, 2014
Crude oil, refined products, derivatives and petrochemicals products	Ps.	41,899,286	Ps.	45,126,915
Materials and products in stock		4,199,045		4,811,741
Materials and products in transit		2,712		-
	Ps.	46,101,043	Ps.	49,938,656

NOTE 8. AVAILABLE–FOR–SALE FINANCIAL ASSETS

On January 1, 2014, PEMEX had a total of 53,703,915 shares of Repsol value at Ps. 17,728,490, which represented approximately 9.49% of Repsol's share capital.

On January 17, 2014, PMI HBV received its dividends in the form of 1,451,455 new Repsol shares.

On May 28, 2014, Repsol declared an extraordinary dividend to be paid out in cash, equivalent to one euro per share. On June 6, 2014, PMI HBV recognized a dividend for a total amount of Ps. 381,900, which was computed based on the number of shares it held at the time of distribution.

In May 2014, Petróleos Mexicanos cancelled in advance the three equity swaps with financial institutions through which it had obtained the economic and voting rights of 67,969,767 shares of Repsol, opting to convert them in one equity swap. These shares amounted to approximately 5.13% of Repsol's total shares as of May 2014. On June 3, 2014, Petróleos Mexicanos cancelled the single equity swap.

On June 4, 2014, PMI HBV divested its direct interest in 36,087,290 shares of Repsol at a sale price of 20.10 euros per share following the approval of the Board of Directors of Petróleos Mexicanos. As a result of this operation, the remaining Repsol shares owned by PMI HBV were recognized as available-for-sale financial assets on December 31, 2014. The decision to divest PMI HBV's position in Repsol was driven by the relatively low returns obtained from this investment and the lack of mutual benefits derived from PEMEX's alliance with Repsol. As a result of the sale of these shares, PMI HBV recognized a loss of Ps. 215,119 in its statement of comprehensive income on December 31, 2014.

On June 16, 2014, Repsol approved the payment of a flexible dividend, from which PMI HBV received 488,923 new Repsol shares in July 2014, valued at Ps. 190,814.

(Figures stated in thousands, except as noted)

On December 17, 2014, Repsol declared flexible dividends to its shareholders, from which PMI HBV received 575,205 new Repsol shares as an in kind dividend in January 2015. This amount is recognized as an account receivable of Ps. 163,834 as of December 2014.

On June 15, 2015, Repsol declared flexible dividends to its shareholders, from which PMI HBV will receive 592,123 new Repsol shares in July 2015. This amount was recognized as an account receivable of Ps. 171,451 as of June 2015.

As of June 30, 2015, PMI HBV holds 20,132,208 of Repsol shares.

As of June 30, 2015 and December 31, 2014, the investments in 20,132,208 and 19,557,003 shares of Repsol held by PMI HBV were valued at Ps. 5,506,835 and Ps. 5,414,574, respectively. The effect of the valuation on the investment at fair value was recorded in other comprehensive result in the statement of changes in equity (deficit) as a loss of Ps. 547,710 at June 30, 2015 and a loss of Ps. 765,412 at December 31, 2014.

As of June 30, 2015 and December 31, 2014, PEMEX's direct holdings of Repsol shares amounted to approximately 1.46% and 1.45%, respectively, of Repsol's total shares.

NOTE 9. PERMANENT INVESTMENTS IN ASSOCIATES

The permanent investments in associates as of June 30, 2015 and December 31, 2014 were as follows:

		Percentage of investment	June 30, 2015	December 31, 2014
Deer Park Refining Limited		49.995%	Ps. 9,233,699	Ps. 7,322,445
Gasoductos de Chihuahua, S. de R.L. de C.V.		50.00%	5,223,264	4,778,939
Petroquímica Mexicana de Vinilo, S.A. de C.V.		44.09%	3,666,374	3,521,924
TAG Norte Holding, S. de R.L. de C.V.	(i)	50.00%	1,914,146	2,071,825
Sierrita Gas Pipeline LLC	(i)	35.00%	998,166	885,792
Compañía Mexicana de Exploraciones, S.A. de C.V.	(ii)	60.00%	868,026	1,255,742
TAG Pipelines Sur, S. de R.L. de C.V.	(i)	50.00%	542,733	544,201
Mexicana de Lubricantes, S.A. de C.V.		49.00%	488,499	488,499
Frontera Brownsville, LLC		50.00%	366,437	546,463
Other—net		Various	1,057,218	598,930
Total			Ps. 24,358,562	Ps. 22,014,760

(i) New investment in 2014 not controlled by PEMEX, which is accounted for as a permanent investment in an associate under the equity method (see Note 3(a)).

(ii) Compañía Mexicana de Exploraciones, S. A. de C. V. is not controlled by PEMEX and is accounted for as a permanent investment in an associate under the equity method (see Note 3(a)).

(Figures stated in thousands, except as noted)

Profit (loss) sharing in associates:

	As of June 30,	
	2015	2014
Deer Park Refining Limited	Ps. 1,172,604	Ps. 921,145
Gasoductos de Chihuahua, S. de R. L. de C. V.	290,833	208,303
Sierrita Gas Pipeline LLC	101,752	-
Petroquímica Mexicana de Vinilo, S. A. de C. V.	32,388	40,596
CH4 Energia S.A. de C.V.	9,552	11,120
Compañía Mexicana de Exploraciones, S. A. de C. V.	(387,716)	67,672
TAG Norte Holding, S. de R.L. de C.V.	(79,000)	-
TAG Pipelines Sur, S. de R.L. de C.V.	(15,591)	(200)
Administración Portuaria Integral de Dos Bocas, S.A. de C.V.	5,298	81,346
Frontera Brownsville, LLC	-	2,101
Texas Frontera, LLC	-	22,584
Other- net	77,324	472,577
	Ps. 1,207,444	Ps. 1,827,244

(Figures stated in thousands, except as noted)

NOTE 10. WELLS, PIPELINES, PROPERTIES, PLANT AND EQUIPMENT

As of June 30, 2015 and 2014 and January 1, 2014, the components of wells, pipelines, properties, plant and equipment were as follows:

	Plants	Drilling equipment	Pipelines	Wells	Buildings	Offshore platforms	Furniture and equipment	Transportation equipment	Construction in progress	Land	Unproductive fixed assets	Other fixed assets	Total fixed assets
Investment													
Balances as of January 1, 2014	Ps. 735,549,850	Ps. 45,039,305	Ps. 558,441,853	Ps. 1,100,557,457	Ps. 60,262,361	Ps. 326,324,608	Ps. 51,936,293	Ps. 23,317,687	Ps. 149,430,041	Ps. 42,357,857	Ps. 10,267,798	Ps. 32,562	Ps. 3,103,517,672
Acquisitions	23,713,976	1,713,819	4,604,246	47,206,226	955,327	5,867,427	3,602,912	2,200,877	141,566,631	889,450	79,715	1,486,211	233,886,817
Reclassifications	(4,413,133)	(623,772)	964,517	-	3,301,769	(59,381)	(385,362)	305,697	(127,229)	167,016	487,390	(303,270)	(685,758)
Capitalization	16,072,431	-	9,197,666	62,848,040	787,907	5,113,356	35,512	-	(94,183,427)	128,515	-	-	-
Impairment	(1,137,399)	-	(1,972,994)	(19,226,711)	(308,592)	-	-	-	-	-	-	-	(22,645,696)
Disposals	(10,820,292)	-	(136,259)	-	(595,503)	-	(369,649)	(1,822,247)	(868,767)	(729,831)	(9,197)	(631,750)	(15,983,495)
Balances as of December 31, 2014	758,965,433	46,129,352	571,099,029	1,191,385,012	64,403,269	337,246,010	54,819,706	24,002,014	195,817,249	42,813,007	10,825,706	583,753	3,298,089,540
Acquisitions	8,757,899	5,906,844	4,184,897	20,492,579	584,193	2,174,849	673,146	86,746	66,311,663	215,587	40,603	87,085	109,516,091
Reclassifications	14,834,713	113,335	1,015,090	-	521,119	-	(996,998)	422,712	370,663	60,227	(8,249,051)	114,438	8,206,248
Capitalization	5,895,605	-	5,714,628	41,301,404	644,574	8,966,211	3,113	77,299	(62,733,326)	209,655	-	(79,163)	-
Impairment	-	-	(2,234,659)	5,247,779	-	-	-	-	-	-	-	-	3,013,120
Disposals	(3,067,294)	-	(247,918)	-	(434,586)	-	(152,784)	(56,321)	(227,983)	(92,811)	(2,594,298)	(118,638)	(6,992,633)
Balances as of June 30, 2015	785,386,356	52,149,531	579,531,067	1,258,426,774	65,718,569	348,387,070	54,346,183	24,532,450	199,538,266	43,205,665	22,960	587,475	3,411,832,366
Accumulated depreciation and amortization													
Balances as of January 1, 2014	Ps. (309,661,639)	Ps. (25,498,940)	Ps. (215,850,314)	Ps. (631,582,963)	Ps. (35,069,105)	Ps. (109,806,704)	Ps. (34,503,429)	Ps. (12,623,928)	Ps. -	Ps. -	Ps. (7,341,909)	Ps. -	Ps. (1,381,938,931)
Depreciation	(38,183,033)	(2,879,780)	(16,640,385)	(64,135,419)	(1,414,222)	(15,143,005)	(3,418,783)	(1,260,160)	-	-	-	-	(143,074,787)
Reclassifications	735,813	607,072	(179,524)	-	(1,073,720)	26,842	525,701	173,184	-	-	(129,792)	-	685,576
Disposals	7,816,567	-	12,172	-	412,737	-	345,065	899,753	-	-	126,446	-	9,612,740
Balances as of December 31, 2014	(339,292,292)	(27,771,648)	(232,658,051)	(695,718,382)	(37,144,310)	(124,922,867)	(37,051,446)	(12,811,151)	-	-	(7,345,255)	-	(1,514,715,402)
											-	-	-
Depreciation	(20,150,121)	(1,495,441)	(8,499,338)	(36,534,097)	(793,589)	(7,846,204)	(1,766,608)	(567,002)	-	-	-	-	(77,652,400)
Reclassifications	(15,483,428)	(26,457)	(404,649)	-	(32,860)	-	954,701	(432,657)	-	-	7,219,102	-	(8,206,248)
Disposals	2,220,713	-	2,330	-	373,160	-	152,176	48,019	-	-	126,153	-	2,922,551
Balances as of June 30, 2015	(372,705,128)	(29,293,546)	(241,559,708)	(732,252,479)	(37,597,599)	(132,769,071)	(37,711,177)	(13,762,791)	-	-	-	-	(1,597,651,499)
Wells, pipelines, properties, plant and equipment—net as of December 31, 2014	Ps. 419,673,141	Ps. 18,357,704	Ps. 338,440,978	Ps. 495,666,630	Ps. 27,258,959	Ps. 212,323,143	Ps. 17,768,260	Ps. 11,190,863	Ps. 195,817,249	Ps. 42,813,007	Ps. 3,480,451	Ps. 583,753	Ps. 1,783,374,138
Wells, pipelines, properties, plant and equipment—net as of June 30, 2015	Ps. 412,681,228	Ps. 22,855,985	Ps. 337,971,359	Ps. 526,174,295	Ps. 28,120,970	Ps. 215,617,999	Ps. 16,635,006	Ps. 10,769,659	Ps. 199,538,266	Ps. 43,205,665	Ps. 22,960	Ps. 587,475	Ps. 1,814,180,867
Depreciation rates	3to5%	5%	2to7%	-	3to7%	4%	3to10%	4to20%	-	-	-	-	-
Estimated useful lives	20 to 35 years	20 years	15 to 45 years	-	33 to 35 years	25 years	3 to 10 years	5 to 25 years	-	-	-	-	-

(Figures stated in thousands, except as noted)

a. The combined depreciation of fixed assets and amortization of wells as of June 30, 2015 and 2014, recognized mainly in operating costs, was Ps. 77,652,400 and Ps. 73,174,076, respectively, which includes costs related to plugging and abandonment of wells as of June 30, 2015 and 2014 of Ps. 608,638 and Ps. 1,077,355, respectively.

b. As of June 30, 2015 and December 31, 2014, provisions relating to future plugging and abandonment costs amounted to Ps. 54,151,580 and Ps. 52,460,749, respectively, and are presented in the "Provisions for sundry credits" line item.

c. As of June 30, 2015 Pemex recognized a reversal of impairment of Ps. 3,013,120. As a result of the decline in gas prices in the international market as well as the economic conditions, the value in use of the Integral Burgos project was favorable, resulting in a reversal of impairment charge of Ps. 3,855,490.

The value of use of the Macuspana project was unfavorable, resulting in an impairment change of Ps. (3,764,938).

As of June 30, 2015, based on an analysis of existing conditions in the Poza Rica project, the value of the project was determined to have improved, permitting the reversal of an impairment charge of Ps. 2,922,568 which was recognized in the statement of comprehensive income under the cost of sales line item.

d. As a result of the Energy Reform Decree, the secondary legislation and the corresponding initial adjudication of rights for the exploration and extraction of oil and other hydrocarbons commonly referred to as Round Zero, Pemex-Exploration and Production received temporary assignments of certain asset blocks, some of which may be transferred to third parties in the future. These investments will be compensated at their fair value pursuant to the terms determined by Ministry of Energy. As of June 30, 2015, the aggregate value of the asset blocks that were assigned on a temporary basis to Petróleos Mexicanos as part of Round Zero totals approximately Ps. 71,270,273.

e. As part of the implementation of the Energy Reform Decree, PEMEX is to transfer to CENAGAS assets and contracts valued at approximately Ps. 34,029,000 in the aggregate as of June 30, 2015. PEMEX will be compensated for these assets pursuant to terms set by the Energy Regulatory Commission.

The value of these assets and contracts is subject to change between the date of these unaudited condensed consolidated interim financial statements and the time at which such assets and contracts are transferred, either due to additional adjustments in valuation or changes in the assets types of assets and contracts to be transferred. The transfer of assets and contracts to CENEGAS may take up to two years.

(Figures stated in thousands, except as noted)

NOTE 11. OTHER ASSETS

At June 30, 3015 and December 31, 2014, the balance of other assets was as follows:

		June 30, 2015		December 31, 2014
Construction in progress (wells)	Ps.	13,399,530	Ps.	14,970,904
Payments in advance		3,137,784		2,959,819
Other		4,760,889		4,694,541
	Ps.	21,298,203	Ps.	22,625,264

NOTE 12. DEBT

The Board of Directors approves the terms and conditions for the incurrence of obligations that constitute public debt of Petróleos Mexicanos for each fiscal year, in accordance with the Petróleos Mexicanos Law and the *Reglamento de la Ley de Petróleos Mexicanos* (Regulations to the Petróleos Mexicanos Law). These terms and conditions are promulgated in conformity with the guidelines approved by the SHCP for Petróleos Mexicanos for the respective fiscal year.

During the period from January 1 to June 30, 2015, PEMEX participated in the following financing activities:

- On January 16, 2015, Petróleos Mexicanos obtained a direct loan for Ps. 7,000,000 bearing interest at a floating rate linked to the *Tasa de Interés Interbancaria de Equilibrio* (Interbank Equilibrium Interest Rate, or "TIIE"), which matures on January 16, 2016.

- On January 22, 2015, Petróleos Mexicanos increased its Medium-Term Notes Program from U.S. $ 42,000,000 to U.S. $ 52,000,000. As of the date of these unaudited condensed consolidated interim financial statements, all debt securities issued under this program are guaranteed by Pemex Exploration and Production, Pemex-Refining, Pemex-Gas and Basic Petrochemicals and Pemex Cogeneration and Services.

- On January 23, 2015, Petróleos Mexicanos issued U.S. $ 6,000,000 of its debt securities under its U.S. $ 42,000,000 Medium-Term Notes Program, Series C in three tranches: (1) U.S. $ 1,500,000 of its 3.500% Notes due 2020; (2) U.S. $ 1,500,000 of its 4.500% Notes due 2026; and (3) U.S. $ 3,000,000 of its 5.625% Bonds due 2046.

(Figures stated in thousands, except as noted)

- On January 30, 2015, Petróleos Mexicanos amended the terms of its revolving credit facility in order to increase the amount available thereunder from U.S. $ 1,250,000 to U.S. $ 3,250,000 and to extend the maturity date to February 5, 2020. On February 5, 2015, Petróleos Mexicanos borrowed U.S. $ 1,950,000 under this facility to prepay in full its U.S. $ 700,000 credit facility dated as of December 17, 2014.

- On February 11, 2015, Petróleos Mexicanos issued Ps. 24,287,902 aggregate principal amount of *Certificados Bursátiles* in three tranches. The first tranche was issued at a fixed rate of 7.47% due 2026 in an aggregate principal amount of Ps. 17,000,000, consisting of (1) an international offering outside of Mexico of Ps. 9,000,000 of "Euroclearable *Certificados Bursátiles*," which are eligible for clearance through Euroclear Clearance System plc and Indeval, and (2) a concurrent offering to the public in Mexico of Ps. 8,000,000. This issuance was a reopening of the same series of *Certificados Bursátiles* due 2026 that was originally issued on November 27, 2014. The second tranche was issued at a floating rate due 2020 in an aggregate principal amount of Ps. 4,300,000. This issuance was a reopening of the same series of *Certificados Bursátiles* due 2020 that was originally issued on November 27, 2014. The third tranche was issued at a fixed rate of 3.94% due 2026 in an aggregate principal amount of 565,886,800 *Unidades de Inversión* ("UDIs"), equivalent to Ps. 2,987,902. This issuance represented the fourth reopening of the same series originally issued on January 30, 2014 and subsequently reopened on July 2, 2014, September 11, 2014 and November 27, 2014. These *certificados bursátiles* were issued under Petróleos Mexicanos' Ps. 200,000,000 or UDI equivalent *Certificados Bursátiles* Program.

- On February 11, 2015, Petróleos Mexicanos entered into a term loan credit facility in the amount of U.S. $ 2,000,000. On February 17, 2015, Petróleos Mexicanos borrowed U.S. $ 2,000,000 under this facility to prepay in full its credit agreement dated as of November 18, 2010.

- On March 24, 2015, the CNBV authorized Petróleos Mexicanos' Short-Term *Certificados Bursátiles* Program for an aggregate revolving amount of Ps. 100,000,000. As of the date of these unaudited condensed consolidated interim financial statements, all debt securities issued under this program are guaranteed by Pemex Exploration and Production, Pemex-Refining, Pemex-Gas and Basic Petrochemicals and Pemex Cogeneration and Services.

- On April 21, 2015, Petróleos Mexicanos issued €2,250,000 of its debt securities under its U.S. $ 52,000,000 Medium-Term Notes Program, Series C in two tranches: (1) €1,250,000 of its 2.750% Notes due 2027; and (2) €1,000,000 of its

(Figures stated in thousands, except as noted)

1.875% Notes due 2022. As of the date of these unaudited condensed consolidated interim financial statements, all debt issued under this program are guaranteed by Pemex Exploration and Production, Pemex-Refining, Pemex-Gas and Basic Petrochemicals, and Pemex Cogeneration and Services.

- On May 6, 2015, AGRO made a disbursment of US $50,000 at floating rate, maturing to december 18, 2017.

- On June 26, 2015, Petróleos Mexicanos made a disbursement of US $500,000 from revolving credit lines.

- During the period from March 26, 2015 to June 30, 2015 Petróleos Mexicanos issued a total of Ps. 15,000,000 of short-term *Certificados Bursátiles* at a fixed and floating rates, under its Short-Term *Certificados Bursátiles* Program and repaid Ps. 7,500,000.

As of June 30, 2015, Petróleos Mexicanos had U.S. $1,050,000 and Ps. 3,500,000 in available lines of credit in order to ensure liquidity.

From January 1 to June 30, 2015, PMI HBV repaid U.S. $ 500,000 from its revolving credit line.

NOTE 13. FINANCIAL INSTRUMENTS

(a) Fair value hierarchy

PEMEX values its financial instruments under standard methodologies commonly applied in the financial markets. PEMEX's related assumptions therefore fall under Level 1 and Level 2 of the fair value hierarchy for market participant assumptions, as described below.

The fair values determined by Level 1 inputs utilize quoted prices in active markets for identical assets or liabilities. Fair values determined by Level 2 inputs are based on quoted prices for similar assets or liabilities in active markets, and inputs other than quoted prices that are observed for assets or liabilities. Level 3 inputs are unobservable inputs for the assets or liabilities, and include situations where there is little, if any, market activity for the assets or liabilities. Management uses appropriate valuation techniques based on the available inputs to measure the fair values of PEMEX's applicable assets and liabilities.

When available, PEMEX measures fair value using Level 1 inputs, because they generally provide the most reliable evidence of fair value.

(Figures stated in thousands, except as noted)

The following tables present information about PEMEX's assets and liabilities measured at fair value and indicate the fair value hierarchy of the inputs utilized to determine the fair values as of June 30, 2015 and December 31, 2014:

	Fair value hierarchy			Total as of June 30, 2015
	Level 1	2015	Level 3	
Financial Assets:				
Derivative financial instruments	Ps. —	Ps. 2,141,084	Ps. —	Ps. 2,141,084
Available-for-sale financial assets	5,506,835	—	—	5,506,835
Permanent investments in associates	—	24,358,562	—	24,358,562
Financial Liabilities:				
Derivative financial instruments	—	(21,532,798)	—	(21,532,798)

	Fair value hierarchy			Total as of December 31, 2014
	Level 1	Level 2	Level 3	
Financial Assets:				
Derivative financial instruments	Ps. —	Ps. 1,562,556	Ps. —	Ps. 1,562,556
Available-for-sale financial assets	5,414,574	—	—	5,414,574
Permanent investments in associates	—	22,014,760	—	22,014,760
Financial Liabilities:				
Derivative financial instruments	—	(17,459,740)	—	(17,459,740)

(b) Fair value of derivative financial instruments

PEMEX periodically evaluates its exposure to international hydrocarbon prices, interest rates and foreign currencies and uses DFIs as a mitigation mechanism when potential sources of market risk are identified.

PEMEX monitors the fair value of its DFI portfolio on a periodic basis. The fair value represents the price at which one party would assume the rights and obligations of the other, and is calculated for DFIs through models used commonly in the international financial markets, based on inputs obtained from major market information systems and price providers.

PEMEX's DFI portfolio is composed primarily of swaps, the prices of which are estimated by discounting flows using the appropriate factors, and contains no exotic instruments that require numerical methods for their valuation.

PEMEX values its DFIs under standard methodologies commonly applied in the financial markets. PEMEX's related assumptions therefore fall under Level 2 of the fair value hierarchy for market participant assumptions.

(Figures stated in thousands, except as noted)

(c) Accounting treatment

PEMEX enters into derivatives transactions with the sole purpose of hedging financial risks related to its operations, assets or liabilities recorded within its statement of financial position. Nonetheless, some of these transactions do not qualify for hedge accounting treatment because they do not meet the strict requirements of the accounting standards for designation as hedges under one of the accounting treatments allowed. They are therefore recorded in the unaudited condensed consolidated interim financial statements as non-hedge instruments or as instruments entered into for trading purposes, despite the fact that their cash flows are offset by the cash flows of the positions to which they relate. As a result, the changes in their fair value are recognized in the "Derivative financial instruments (cost) income—net" line item in the consolidated statement of comprehensive income.

As of June 30, 2015 and December 31, 2014, the net fair value of PEMEX's outstanding DFIs was Ps. (19,391,715) and Ps. (15,897,184), respectively. As of June 30, 2015 and December 31, 2014, PEMEX did not have any DFIs designated as hedges.

For the periods ended June 30, 2015 and 2014, PEMEX recognized a net (loss) gain of Ps. (14,867,042) and Ps. 3,031,905, respectively, in the "Derivative financial instruments (cost) income-net" line item with respect to DFIs treated as instruments entered into for trading purposes.

PEMEX, in accordance with its accounting policy, analyzed the clauses of different contracts to identify possible embedded derivatives. PEMEX determined that these agreements do not meet the criteria required to generate embedded derivatives and therefore, for the periods ended June 30, 2015 and December 31, 2014, PEMEX did not recognize any effects related to embedded derivatives (either foreign currency or index) in its statement of comprehensive income.

NOTE 14. PROVISIONS FOR SUNDRY CREDITORS

At June 30, 2015 and December 31, 2014, the provisions for sundry creditors and others is as follows:

		June 30, 2015		December 31, 2014
Provision for plugging of wells (Note 10)	Ps.	54,151,580	Ps.	52,460,749
Provision for litigation and claims in process (Note 15)		11,458,968		19,787,440
Provision for environmental costs (Note 15)		6,500,924		6,174,754
	Ps.	72,111,472	Ps.	78,422,943

(Figures stated in thousands, except as noted)

NOTE 15. CONTINGENCIES

In the ordinary course of business, PEMEX is named in a number of lawsuits of various types. PEMEX evaluates the merit of each claim and assesses the likely outcome. PEMEX has not recorded provisions related to ongoing legal proceedings due to the fact that an unfavorable resolution is not expected in such proceedings and described in further detail in this Note.

a. PEMEX is subject to the provisions of the *Ley General del Equilibrio Ecológico y la Protección al Ambiente* (General Law on Ecological Equilibrium and Environmental Protection). To comply with this law, environmental audits of PEMEX's larger operating, storage and transportation facilities have been or are being conducted. Following the completion of such audits, PEMEX has signed various agreements with the *Procuraduría Federal de Protección al Ambiente* (Federal Attorney of Environmental Protection) to implement environmental remediation and improve environmental plans. Such plans contemplate remediation for environmental damages, as well as related investments for the improvement of equipment, maintenance, labor and materials. As of June 30, 2015 and December 31, 2014, the reserve for environmental remediation expenses totaled Ps. 6,500,924 and Ps. 6,174,754, respectively. This reserve is included as part of the reserve for sundry creditors and others as a long-term liability in the statement of financial position.

b. PEMEX is involved in various civil, tax, criminal, administrative, labor and commercial lawsuits and arbitration proceedings. The results of these proceedings are uncertain as of the date of these unaudited condensed consolidated interim financial statements. As of June 30, 2015 and December 31, 2014, PEMEX had accrued a reserve of Ps. 11,458,968 and Ps. 19,787,440, respectively, for these contingent liabilities. The current status of the principal lawsuits in which PEMEX is involved is as follows:

   - In September 2001, Conproca, S.A. de C.V. ("CONPROCA"), the construction company performing construction and maintenance services for Pemex-Refining's Cadereyta refinery, filed a claim for arbitration before the ICA against Pemex-Refining and Petróleos Mexicanos (No. 11760/KGA). On January 11, 2012, the ICA notified the parties of its final award. Pemex-Refining and Petróleos Mexicanos were ordered to pay U.S. $311,178 and CONPROCA was ordered to pay U.S. $29,038. On July 27, 2012, Petróleos Mexicanos and Pemex-Refining filed a claim (No. 485/2012) before the *Juzgado Décimo Primero de Distrito en Materia Civil* (Eleventh District Civil Court) in the Federal District requesting that the arbitration award be declared null and void. On November 12, 2013, the Court issued a judgment declaring the arbitration award valid without addressing the issue of expenses. Petróleos Mexicanos and Pemex-Refining each filed an *amparo* (No. D.C. 3/2014 and D.C. 4/2014, respectively)—these *amparos* were denied. The defendants subsequently filed a

(Figures stated in thousands, except as noted)

motion to review the denial of the *amparos* with the *Suprema Corte de Justicia de la Nación* (Supreme Court of Justice), which was admitted. Previously, on December 14, 2011, CONPROCA filed a claim before the U.S. District Court for the Southern District of New York seeking the recognition of an arbitration award. On October 17, 2013 the Court stayed the proceeding pending the conclusion of the trial in Mexico. On September 12, 2014, CONPROCA filed a motion before the U.S. District Court requesting that the defendants post security in the amount of the full arbitration and accrued interest as a condition to continue to stay this proceeding. On December 12, 2014, the U.S. District Court ordered the defendants to post security of U.S. $592,926, which the defendants appealed on December 29, 2014. On March 6, 2015, CONPROCA and the defendants agreed that the defendants would post a stand-by letter of credit in the amount of U.S. $435,000 in satisfaction of the court's order to post security. As a result of the agreements reached among Pemex-Refining and Petróleos Mexicanos and CONPROCA and their shareholders, a settlement agreement was executed, prior approval of the Board of Directors of Pemex-Refining and Petróleos Mexicanos, respectively, which will allow the conclusion of this matter.

- In December 2004, Corporación Mexicana de Mantenimiento Integral, S. de R. L. de C. V. ("COMMISA") filed an arbitration claim (No. 13613/CCO/JRF) before the International Court of Arbitration of the ICA against Pemex-Exploration and Production for, among other things, the breach of a construction agreement in connection with two platforms in the Cantarell project (Project No. IPC01). On December 16, 2009, the ICA issued an arbitration award requiring Pemex-Exploration and Production to pay U.S. $293,645 and Ps. 34,459, plus interest. On September 25, 2013, the U.S. District Court for the Southern District of New York issued a final judgment confirming the arbitration award. Pemex-Exploration and Production was ordered to pay COMMISA U.S. $465,060, which included Pemex-Exploration and Production's U.S. $106,828 guarantee. Each party is to pay its value added taxes and interest relating to the award. In November 2013, Pemex-Exploration and Production deposited this amount in a bank account in New York as a condition to filing its appeal with the U.S. Second Circuit Court of Appeals, which it did on January 28, 2014. On November 20, 2014, a hearing was held. On February 6, 2015, the U.S. Department of Justice filed an *amicus curiae* brief before the U.S. Second Circuit Court of Appeals to present the views of the U.S. Government with respect to the case, which were favorable to Pemex-Exploration and Production's position. As of the date of these financial statements, a final resolution is still pending. On January 22, 2013 COMMISA requested from the authorities in Luxembourg an execution of the arbitration award and an attachment of assets of Pemex-Exploration and Production and Petróleos Mexicanos located in several financial institutions. The attachment of assets was denied and COMMISA filed a second request, which was suspended until an appeal filed by COMMISA on

(Figures stated in thousands, except as noted)

January 19, 2015 before the Court of Appeals in Luxembourg is solved. A hearing is expected to be held on October 28, 2015.

- In February 2010, the *Servicio de Administración Tributaria* (the Tax Management Service) notified Pemex-Exploration and Production of the results of its review of Pemex-Exploration and Production's financial statements for the fiscal year ended December 31, 2006 with respect to federal taxes, the value added tax and the Ordinary Duty on Hydrocarbons payable by it. On September 20, 2010, the Tax Management Service determined that Pemex-Exploration and Production owed additional taxes totaling Ps. 4,575,208 (of which Pemex-Exploration and Production was notified on September 22, 2010). On November 30, 2010, Pemex-Exploration and Production filed an administrative claim before the *Tercera Sala Regional Metropolitana* (Third Regional Metropolitan Court) of the *Tribunal Federal de Justicia Fiscal y Administrativa* (Tax and Administrative Federal Court) challenging the assessment. On November 20, 2013, the *Primera Sección de la Sala Superior* (First Section of the Superior Court) of the Tax and Administrative Federal Court requested the documentation related to this trial (file No. 28733/1017037/1838/13S10504). The First Section of the Superior Court ordered the file to be sent back to the Third Regional Metropolitan Court to correct any procedural errors in order to issue a final judgment. On September 3, 2014, the Third Regional Court complied with this request. Pemex-Exploration and Production filed its rejoinders on September 10, 2014. On December 1, 2014, the First Section of the Superior Court ordered a final judgment to be issued, which is still pending as of the date of these financial statements.

- On September 19, 2014, the Tax Management Service notified Petróleos Mexicanos (motion No. 900-07-2014-52233 dated September 8, 2014) that it had determined that Petróleos Mexicanos owed Ps. 3,581,878 for allegedly failing to properly withhold income taxes on interest payments to foreign residents during 2008, which were based on a 4.9% rate instead of a 28% rate. On November 3, 2014, Petróleos Mexicanos filed a motion to revoke the Tax Management Service's assessment. A final resolution is still pending as of the date of these financial statements.

- On June 11, 2015, the Segunda Sala Regional del Noreste (Second Regional Northeast Court) notified Pemex-Refining of an administrative claim filed by Severo Granados Mendoza, Luciano Machorro Olvera and Hilario Martínez Cerda, as President, Secretary and Treasurer of the Ejido Tepehuaje seeking Ps. 2,094,232 in damages due to hydrocarbons′ spill in their land. As of the date of these financial statements, Pemex-Refining is preparing a response to this claim.

(Figures stated in thousands, except as noted)

- In February 2010, the Tax Management Service notified Pemex-Refining of the results of its review of Pemex-Refining's financial statements for the fiscal year ended December 31, 2006 with respect to federal contributions, the value added tax and the Hydrocarbons Income Tax. On September 20, 2010, the Tax Management Service notified Pemex-Refining that it owed approximately Ps. 1,553,371 (including penalties and interest). On November 30, 2010, Pemex-Refining filed an administrative claim before the Third Regional Metropolitan Court of the Tax and Administrative Federal Court challenging the assessment. On November 20, 2013, the *Sala Superior* (Superior Court) of the Tax and Administrative Federal Court attracted the documentation related to this trial (file No. 28733/1017037/1838/13S10504). The First Section of the Superior Court ordered the file to be sent back to the Third Regional Metropolitan Court to correct any procedural errors in order to issue a final judgment. On September 3, 2014, the Third Regional Court complied with this request. Pemex-Refining filed its rejoinders on September 10, 2014. On December 1, 2014, the First Section of the Superior Court ordered a final judgment to be issued, which is still pending as of the date of these financial statements.

- On April 14, 2010, Petróleos Mexicanos and Pemex-Gas and Basic Petrochemicals were summoned before the *Juzgado Séptimo de Distrito* (Seventh District Court) in Reynosa, Tamaulipas, in connection with a civil claim filed by Irma Ayala Tijerina de Barroso, et al., seeking approximately Ps. 1,490,873 in damages for the alleged contamination of land adjacent to water treatment. A final judgment was issued in favor of Pemex-Gas and Basic Petrochemicals and required that each party cover its respective legal expenses, which the parties subsequently appealed. Pemex-Gas and Basic Petrochemicals' appeal requested that the expenses related to these proceedings be paid by the plaintiff.

- In February 2011, EMS Energy Services de México, S. de R.L. de C.V. and Energy Maintenance Services Group I. LLC filed a claim against Pemex-Exploration and Production before the *Juzgado Tercero de Distrito* (Third District Court) in Villahermosa, Tabasco (No. 227/2010). The plaintiffs are seeking, among other things, damages totaling U.S. $193,713 related to the termination of a public works contract and nonpayment by Pemex-Exploration and Production under the contract. On December 31, 2014, a final judgment was issued in favor of Pemex-Exploration and Production. The plaintiff subsequently filed an appeal, which was denied on May 11, 2015. On June 3, 2015, the plaintiff filed an *amparo* (02/2015) against this resolution, which as of the date of these financial statements is still pending.

  In a concurrent administrative proceeding, Pemex-Exploration and Production was summoned before the *Séptima Sala Regional Metropolitana* (Seventh Regional

(Figures stated in thousands, except as noted)

Metropolitan Court) of the Tax and Administrative Federal Court on April 4, 2011 in connection with an administrative claim (No. 4957/1117071) filed by the plaintiffs seeking that Pemex-Exploration and Production's termination of the public works contract be declared null and void. On November 4, 2014, the Seventh Regional Metropolitan Court ordered the Segunda Sección de la Sala Superior (Second Section of the Superior Court) to issue a final judgment, which was sent back to the Seventh Regional Metropolitan Court on February 17, 2015 due to a procedural error. On May 19, 2015 the evidence stage is reopened in order to additional documentary evidence is filed by the plaintiff.

- On July 5, 2011, Pemex-Exploration and Production was summoned before the *Juzgado Décimo Segundo de Distrito en Materia Civil* (Twelfth District Civil Court) in the Federal District in connection with a civil claim (No. 469/2010) filed by Saboratto, S.A. de C.V. for, among other things, liability and damages in connection with various services agreements. Saboratto, S.A. de C.V. is seeking approximately Ps. 1,451,472 in total damages. A judgment was issued ordering Pemex-Exploration and Production to pay Ps. 12,682 for contractual penalties. Pemex-Exploration and Production subsequently filed an appeal, which was granted to Pemex-Exploration and Production. Saboratto, S.A. de C.V. Pemex-Exploration and Production also filed an *amparo* requesting that the expenses related to these proceedings be paid by the plaintiff, which were denied on April 30, 2015 by the Quinto Tribunal Colegiado (Fifth Joint Court) confirming the judgment. Therefore, this proceeding has concluded.

- On July 8, 2011, Pemex-Exploration and Production was summoned in connection with an administrative claim (No. 4334/1111026) filed by Compañía Petrolera La Norma, S.A., against the Director General of Petróleos Mexicanos and the Director General of Pemex-Exploration and Production before the *Segunda Sala Regional Hidalgo-México* (Hidalgo-Mexico Second Regional Court) of the Tax and Administrative Federal Court in Tlalnepantla, State of Mexico. The plaintiff is seeking compensation in connection with the cancellation of its alleged petroleum rights concessions and damages for up to Ps. 1,552,000. On April 2, 2013, the Court permitted an amendment to the claim. In addition, on April 9, 2013 a new claim was filed before the same Court (438/1211023) and the defendants requested that it be joined with the previous claim, which was granted on May 2, 2013. On August 20, 2014, these proceedings were sent to the *Segunda Sección de la Sala Superior* (Second Section of the Superior Court) of the Tax and Administrative Federal Court, which will issue a final judgment. On October 29, 2014, these proceedings were returned to the Second Regional Court to correct a procedural error. As of the date of these financial statements, a final judgment is still pending.

(Figures stated in thousands, except as noted)

The results of these proceedings are uncertain until their final resolutions are issued by the appropriate authorities. PEMEX has recorded liabilities for loss contingencies when it is probable that a liability has been incurred and the amount thereof can be reasonably estimated. When a reasonable estimation could not be made, qualitative disclosure was provided in the notes to these financial statements.

PEMEX does not disclose amounts accrued for each individual claim because such disclosure could adversely affect PEMEX's legal strategy, as well as the outcome of the related litigation.

NOTE 16. SUBSEQUENT EVENTS

During the period from July 1 to 27, 2015, PEMEX participated in the following financing activities:

- On July 16, 2015, Petróleos Mexicanos issued in the Mexican market Ps. 7,721,582 aggregate principal amount of Certificados Bursátiles under its Ps. 200,000,000 or UDI equivalent Certificados Bursátiles Program, in three tranches: (1) aggregate principal amount of Ps. 650,000 at a floating rate linked to the TIIE plus 0.25% due 2020; (2) aggregate principal amount of Ps. 6,100,000 at a fixed rate of 8.07% due 2026; and (3) aggregate principal amount of 184,900 UDIs, equivalent to approximately Ps. 971,582, at a fixed rate of 4.09% due 2026.

- On July 27, 2015, the Mexican peso-U.S. dollar exchange rate was Ps. 16.0988 per U.S. dollar, which represents a 3.41% depreciation of the value of the peso in U.S. dollar terms as compared to the exchange rate as of June 30, 2015, which was Ps. 15.5676 per U.S. dollar.

- On July 27, 2015, the weighted average price of the crude oil exported by PEMEX was U.S. $46.49 per barrel. This represents a price decrease of approximately 16.51% as compared to the average price as of June 30, 2015, which was U.S. $55.68 per barrel.

- As of June 30, 2015, PEMEX has valued and recorded the 20,132,208 Repsol shares acquired through PMI HBV as an available-for-sale financial asset. The market value of Repsol shares has decreased approximately 1.33%, from €15.75 per share as of June 30, 2015 to €15.54 per share as of July 27, 2015.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **02** YEAR: **2015**

PETROLEOS MEXICANOS

INVESTMENTS IN ASSOCIATES AND JOINT VENTURES
(THOUSAND PESOS)

CONSOLIDATED

Final Printing

COMPANY NAME	PRICIPAL ACTIVITY	NUMBER OF SHARES	% OWNER SHIP	TOTAL AMOUNT	
				ACQUISITION COST	CURRENT VALUE
Deer Park Refining Limited	Refining Company	1	49.99	0	9,233,699
Gasoductos de Chihuahua, S. de R. L. de C. V.	Natural Gas Transportation	1	50.00	393,049	5,223,264
Petroquímica Mexicana de Vinilo, S. A. de C. V.	Multi Purpose Financial Entity	1	44.09	2,993,585	3,666,374
TAG Norte Holding, S. de R.L. de C.V.	Natural Gas Services	1	50.00	454,500	1,914,146
Compañía Mexicana de Exploraciones, S. A. de C.V.	Exploration Geologic Services	25,333,847	60.00	25,333	868,026
Sierrita Gas Pipeline LLC	Natural Gas Distribution	350	35.00	604,553	998,166
Frontera Brownsville, LLC.	Operation of Whosale Storage and Distribution Center	1	50.00	443,737	366,437
TAG Pipelines Sur, S. de R.L. de C.V.	Natural Gas Transportation	1	50.00	118,365	542,733
Mexicana de Lubricantes, S. A. de C. V.	Lubricants Trader	17,879,651	49.00	178,796	488,499
Others		1	0	0	1,057,218
TOTAL INVESTMENT IN ASSOCIATES				5,211,918	24,358,562

NOTES

THE OWNERSHIP PERCENTAGE AMOUNTS THAT ARE SHOWN IN ZERO, ARE DUE TO THE FACT THAT THE SYSTEM AUTOMATICALLY SHOWS A ZERO WHERE THERE IS NO DATA INCORPORATED.
NO DATA IS SHOWN IN OTHER INVESTMENTS RELATED TO OWNERSHIP PERCENTAGE, SINCE THEY CORRESPOND TO VARIOUS INVESTMENTS IN SHARES WITH DIFFERENT PARTICIPATION PERCENTAGES.

UNDER THE COLUMN OF NUMBER OF SHARES, NUMBER 1 WAS WRITTEN DOWN ONLY FOR VALIDATING PURPOSES, SINCE THE COMPANY DOES NOT OWN SHARES IN SUCH COMPANIES.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **02** YEAR: **2015**

PETROLEOS MEXICANOS

BREAKDOWN OF CREDITS

(THOUSAND PESOS)

CONSOLIDATED

Final Printing

CREDIT TYPE / INSTITUTION	FOREIGN INSTITUTION (YES/NO)	CONTRACT SIGNING DATE	EXPIRATION DATE	INTEREST RATE	MATURITY OR AMORTIZATION OF CREDITS IN NATIONAL CURRENCY — TIME INTERVAL						MATURITY OR AMORTIZATION OF CREDITS IN FOREIGN CURRENCY — TIME INTERVAL					
					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE
BANKS																
FOREIGN TRADE																
SECURED																
APPLE BANK FOR SAV (1) (8)	YES	30/11/2006	15/12/2015	0.44							228,936	0	0	0	0	0
APPLE BANK FOR SAV (1) (8)	YES	19/12/2007	25/06/2017	0.45							183,148	183,148	366,296	0	0	0
BANCO BILBAO VIZCA (1) (8)	YES	30/12/2010	30/12/2020	1.15							106,267	106,267	212,534	212,534	212,534	318,801
BANK OF AMERICA N. (1) (8)	YES	29/12/2011	30/03/2022	0.68							155,676	155,676	311,352	311,352	311,352	924,700
BNP PARIBAS (1) (8)	YES	30/06/2008	20/06/2017	0.61							366,296	366,296	732,593	0	0	0
BNP PARIBAS (1) (8)	YES	14/08/2008	20/06/2017	0.61							183,148	183,148	366,296	0	0	0
BNP PARIBAS (1) (8)	YES	14/12/2010	21/12/2020	0.74							311,352	311,352	622,704	622,704	622,704	934,056
CITIBANK INTERNATI (1) (8)	YES	22/12/2010	24/06/2019	1.21							377,463	377,463	754,926	754,926	754,926	0
CREDIT AGRICOLE CI (1) (8)	YES	30/11/2006	25/02/2017	0.41							25,742	25,742	51,484	0	0	0
EXPORT DEVELOPMENT (1) (7)	YES	21/03/2014	21/03/2018	2.35							0	0	0	4,669,681	0	0
EXPORT DEVELOPMENT (1) (8)	YES	18/07/2012	18/07/2017	1.85							0	0	0	4,666,034	0	0
EXPORT DEVELOPMENT (1) (8)	YES	08/11/2010	09/11/2020	0.72							389,190	389,190	778,380	778,380	778,380	1,167,570
EXPORT IMPORT BANK (1) (7)	YES	14/07/2009	20/12/2019	3.81							817,299	817,299	1,634,598	1,634,598	1,634,598	817,299
EXPORT IMPORT BANK (1) (7)	YES	28/12/2011	30/12/2021	2.45							233,514	233,514	467,028	233,514	467,028	1,400,880
HSBC BANK PLC (1) (7)	YES	02/06/2006	22/07/2015	5.45							417	0	0	0	0	0
HSBC BANK PLC (1) (7)	YES	02/06/2006	26/08/2015	5.45							2,230	0	0	0	0	0
HSBC BANK PLC (1) (7)	YES	02/06/2006	26/10/2015	5.45							2,888	0	0	0	0	0
HSBC BANK PLC (1) (7)	YES	08/05/2008	30/03/2017	3.48							94,019	94,019	188,037	0	0	0
HSBC BANK PLC (1) (7)	YES	02/06/2006	26/06/2017	5.45							3,848	3,848	7,696	0	0	0
HSBC BANK PLC (1) (8)	YES	22/12/2008	01/07/2015	1.31							98,223	0	0	0	0	0
HSBC BANK PLC (1) (8)	YES	07/11/2006	22/07/2015	0.48							5,683	0	0	0	0	0
HSBC BANK PLC (1) (8)	YES	02/04/2007	31/07/2015	0.48							55,214	0	0	0	0	0
HSBC BANK PLC (1) (8)	YES	03/04/2007	04/11/2015	0.53							15,112	0	0	0	0	0
HSBC BANK PLC (1) (8)	YES	22/01/2007	30/11/2015	0.55							2,707	0	0	0	0	0
HSBC BANK PLC (1) (8)	YES	14/11/2005	30/06/2017	0.62							46,454	46,454	92,907	0	0	0
HSBC BANK PLC (1) (8)	YES	30/06/2010	22/07/2019	1.00							46,435	46,435	92,871	92,871	92,871	46,435
HSBC BANK PLC (1) (8)	YES	29/04/2010	31/03/2020	1.10							104,714	104,714	209,428	209,428	209,428	209,428
HSBC BANK PLC (1) (8)	YES	15/04/2010	15/04/2020	1.16							82,125	82,125	164,250	164,250	164,250	164,250
HSBC BANK PLC (1) (8)	YES	23/09/2011	30/06/2021	1.12							63,676	63,676	127,351	127,351	127,351	253,152
ING CAPITAL LLC (1) (8)	YES	30/11/2006	15/06/2016	0.46							137,361	137,361	0	0	0	0
ING CAPITAL LLC (1) (8)	YES	13/06/2008	20/06/2017	0.59							91,574	91,574	183,148	0	0	0
JAPAN BANK FOR INT (3) (7)	YES	10/03/2004	08/03/2017	1.56							32,701	32,701	65,402	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **02** YEAR: **2015**

PETROLEOS MEXICANOS

BREAKDOWN OF CREDITS

(THOUSAND PESOS)

CONSOLIDATED

Final Printing

CREDIT TYPE / INSTITUTION	FOREIGN INSTITUTION (YES/NO)	CONTRACT SIGNING DATE	EXPIRATION DATE	INTEREST RATE	MATURITY OR AMORTIZATION OF CREDITS IN NATIONAL CURRENCY - TIME INTERVAL						MATURITY OR AMORTIZATION OF CREDITS IN FOREIGN CURRENCY - TIME INTERVAL					
					CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE	CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE
JAPAN BANK FOR INT (3) (7)	YES	10/03/2004	08/03/2017	1.86							1,359	1,359	2,717	0	0	0
JAPAN BANK FOR INT (3) (7)	YES	10/03/2004	08/03/2017	1.96							176,867	176,867	353,733	0	0	0
JAPAN BANK FOR INT (3) (7)	YES	10/03/2004	08/03/2017	2.06							18,890	18,890	37,780	0	0	0
JAPAN BANK FOR INT (3) (7)	YES	10/03/2004	08/03/2017	2.16							78,945	78,945	157,883	0	0	0
JAPAN BANK FOR INT (3) (7)	YES	10/03/2004	08/03/2017	2.36							52,649	52,649	105,295	0	0	0
JAPAN BANK FOR INT (3) (7)	YES	10/03/2004	08/03/2017	2.56							5,527	5,527	11,054	0	0	0
JP MORGAN CHASE BA (1) (8)	YES	10/09/2008	20/06/2017	0.59							137,361	137,361	274,722	0	0	0
JP MORGAN CHASE BA (1) (8)	YES	26/06/2009	20/12/2019	1.29							129,181	129,181	258,362	258,362	258,362	129,181
JP MORGAN CHASE BA (1) (8)	YES	28/07/2009	20/12/2019	1.29							37,246	37,246	74,493	74,493	74,493	37,246
JP MORGAN CHASE BA (1) (8)	YES	28/09/2009	20/12/2019	1.29							67,086	67,086	134,173	134,173	134,173	67,086
JP MORGAN CHASE BA (1) (8)	YES	13/12/2010	21/12/2020	0.74							155,676	155,676	311,352	311,352	311,352	467,028
JP MORGAN CHASE BA (1) (8)	YES	23/12/2011	30/12/2021	0.69							311,352	311,352	622,704	622,704	622,704	1,545,873
JP MORGAN CHASE BA (1) (8)	YES	23/12/2011	30/12/2021	0.85							77,838	77,838	155,676	155,676	155,676	386,326
MIZUHO BANK LTD (1) (8)	YES	15/06/2009	14/12/2018	0.87							583,785	583,785	1,167,570	1,167,570	583,785	0
MIZUHO BANK LTD (1) (8)	YES	25/03/2010	24/03/2020	2.11							549,458	549,458	1,098,917	1,098,917	1,098,917	1,098,686
NACIONAL FINANCIER (3) (7)	NOT	07/11/1990	20/11/2015	2.90							202,569	0	0	0	0	0
NATIXIS (2) (7)	YES	22/02/1984	30/06/2016	2.00							22	22	0	0	0	0
SOCIETE GENERALE (1) (8)	YES	14/12/2010	21/12/2020	0.74							155,676	155,676	311,352	311,352	311,352	467,028
SOCIETE GENERALE (1) (7)	YES	03/02/2006	13/02/2017	4.77							192,659	192,659	385,318	0	0	0
SOCIETE GENERALE (1) (8)	YES	30/11/2005	13/02/2017	0.83							56,016	56,016	112,032	0	0	0
SOCIETE GENERALE (1) (8)	YES	03/02/2006	13/02/2017	0.50							107,228	107,228	214,456	0	0	0
SOCIETE GENERALE (1) (8)	YES	13/01/2010	13/02/2017	0.50							27,274	27,274	54,549	0	0	0
SOCIETE GENERALE (1) (8)	YES	13/12/2010	21/12/2020	0.73							156,676	155,676	311,352	311,352	311,352	467,028
STANDARD CHARTERED (1) (8)	YES	30/11/2006	25/09/2015	0.42							274,722	0	0	0	0	0
THE EXPORT-IMPORT (1) (7)	YES	07/12/2005	13/02/2017	4.77							65,953	65,953	131,905	0	0	0
INT DEV NO PAG	NOT		31/12/2015	0.00							164,375	0	0	0	0	0
COMMERCIAL BANKS																
BANCO MERCANTIL DE (6) (11)	NOT	23/12/2014	19/03/2025	4.16	487,805	487,805	975,610	975,610	975,610	5,536,258						
BBVA BANCOMER SA (6) (11)	NOT	16/01/2015	15/01/2016	3.66	0	7,000,000	0	0	0	0						
BBVA BANCOMER SA (6) (11)	NOT	19/12/2014	02/01/2025	4.26	243,902	243,902	487,805	487,805	487,805	2,767,954						
BBVA BANCOMER SA (6) (11)	NOT	19/12/2014	02/01/2025	4.56	0	0	0	0	0	4,956,438						
BBVA BANCOMER SA (6) (11)	NOT	21/11/2014	22/07/2015	3.86	20,000,000	0	0	0	0	0						
HSBC MEXICO SA INS (6) (11)	NOT	29/12/2011	29/12/2016	3.85	1,166,667	0	1,155,142	0	0	0						
HSBC MEXICO SA INS (6) (11)	NOT	29/07/2014	25/07/2024	4.25	1,300,000	1,300,000	2,600,000	2,600,000	2,600,000	13,529,996						
HSBC MEXICO SA INS (6) (11)	NOT	09/09/2014	25/07/2024	4.25	200,000	200,000	400,000	400,000	400,000	1,998,777						

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**

PETROLEOS MEXICANOS

QUARTER: **02** YEAR: **2015**

BREAKDOWN OF CREDITS

(THOUSAND PESOS)

CONSOLIDATED

Final Printing

CREDIT TYPE / INSTITUTION	FOREIGN INSTITUTION (YES/NO)	CONTRACT SIGNING DATE	EXPIRATION DATE	INTEREST RATE	MATURITY OR AMORTIZATION OF CREDITS IN NATIONAL CURRENCY						MATURITY OR AMORTIZATION OF CREDITS IN FOREIGN CURRENCY					
					TIME INTERVAL						TIME INTERVAL					
					CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE	CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE
NACIONAL FINANCIER (6) (7)	NOT	21/12/2012	21/12/2022	6.55	0	0	0	0	0	1,998,686						
INT DEV NO PAG	NOT		31/12/2015	0.00	264,056	0	0	0	0	0						
BANCO NACIONAL DE (1) (7)	YES	26/06/2003	02/07/2018	5.44							155,676	155,676	311,352	155,676	155,676	0
BBVA BANCOMER SA (1) (8)	YES	17/02/2015	17/02/2020	1.04							0	0	0	0	0	30,889,769
CREDIT AGRICOLE CI (1) (8)	YES	26/06/2015	10/07/2015	1.00							3,891,900	0	0	0	0	0
CREDIT AGRICOLE CI (1) (8)	YES	26/06/2015	10/07/2015	0.95							3,891,900	0	0	0	0	0
CREDIT AGRICOLE CI (1) (8)	YES	20/03/2014	29/07/2015	0.99							15,567,600	0	0	0	0	0
CREDIT AGRICOLE CI (1) (8)	YES	05/02/2015	10/08/2015	1.04							30,356,820	0	0	0	0	0
EXPORT DEVELOPMENT (1) (8)	YES	29/12/2011	29/12/2016	1.45							0	0	3,109,981	0	0	0
NACIONAL FINANCIER (1) (8)	NOT	17/12/2014	18/12/2017	1.75							0	0	0	4,302,844	0	0
BANAMEX (1) (7)	NOT	11/05/2011	11/05/2021	5.28							28,974	29,747	61,897	65,246	68,775	142,391
BANAMEX (1) (7)	NOT	12/03/2012	27/01/2022	3.80							28,137	28,483	58,922	61,234	63,636	176,166
BANAMEX (1) (7)	NOT	28/02/2013	07/02/2023	3.60							24,155	24,716	50,922	52,919	54,994	220,734
BANAMEX (1) (7)	NOT	28/02/2013	07/02/2023	3.80							24,155	24,716	50,922	52,919	54,994	220,734
BBVA BANCOMER (1) (7)	NOT	14/02/2012	28/12/2021	3.50							25,216	25,405	52,901	54,811	56,787	147,496
BBVA BANCOMER (1) (7)	NOT	14/02/2012	20/12/2021	3.50							28,295	28,640	59,123	61,254	63,462	165,153
BBVA BANCOMER (1) (7)	NOT	14/02/2012	28/12/2021	3.50							28,202	28,415	59,339	61,503	63,511	164,595
BBVA BANCOMER (1) (7)	NOT	14/02/2012	30/12/2021	3.50							25,292	25,269	52,912	54,842	56,808	147,492
BBVA BANCOMER (1) (7)	NOT	26/03/2013	30/12/2021	3.50							24,360	24,557	50,968	52,807	54,733	213,108
BBVA BANCOMER (1) (7)	NOT	07/06/2013	24/04/2023	3.50							24,344	24,444	50,971	52,799	54,624	223,323
INT DEV NO PAG	NOT		31/12/2015	0.00							40,552	0	0	0	0	0
OTHER																
	NOT				0	0	0	0	0	0						
BERGESEN WORLDWIDE (1) (7)	YES	23/07/2007	23/08/2022	8.00							196,671	229,449	393,341	393,341	393,341	1,245,582
COPFS (1) (8)	YES	01/02/2005	31/07/2017	1.95							3,996,305	2,681,220	1,371,262	501,232	61,299	0
DEUTSCHE BANK MX (1) (7)	YES	28/11/2013	28/11/2023	4.45							115,114	117,699	243,387	254,441	265,997	1,354,645
F/1651 FIDEI YUNEN (1) (7)	NOT	01/02/2015	01/01/2025	4.44							124,495	127,547	263,151	275,046	287,480	1,861,202
F/1659 FIDEI KUKULK (1) (7)	NOT	10/04/2015	01/03/2025	4.54							122,984	125,958	260,282	272,317	284,911	1,913,569
BLUE MARINE SHIPPING (1) (7)	YES	13/08/2008	13/08/2018	8.00							59,874	62,280	132,172	143,011	37,549	0
BLUE MARINE SHIPPING (1) (7)	YES	02/09/2008	13/08/2018	7.96							52,212	54,311	115,258	124,710	32,744	0
F TAPIAS MEXICO, SA (1) (7)	YES	23/10/2008	02/11/2018	7.96							59,243	61,636	130,843	141,629	75,134	0
F TAPIAS MEXICO, SA (1) (7)	YES	14/11/2008	11/10/2018	8.00							59,243	61,636	130,843	141,629	75,134	0
TOTAL BANKS					23,662,430	9,231,707	5,618,557	4,463,415	4,463,415	30,788,309	67,000,521	10,937,530	20,727,425	26,199,784	11,499,177	49,988,012

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**

PETROLEOS MEXICANOS

QUARTER: **02** YEAR: **2015**

BREAKDOWN OF CREDITS

(THOUSAND PESOS)

CONSOLIDATED

Final Printing

CREDIT TYPE / INSTITUTION	FOREIGN INSTITUTION (YES/NO)	CONTRACT SIGNING DATE	EXPIRATION DATE	INTEREST RATE	MATURITY OR AMORTIZATION OF CREDITS IN NATIONAL CURRENCY						MATURITY OR AMORTIZATION OF CREDITS IN FOREIGN CURRENCY					
					TIME INTERVAL						TIME INTERVAL					
					CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE	CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE
STOCK MARKET																
LISTED STOCK EXCHANGE																
UNSECURED																
BANCO INVEX SA INS (6) (11)	NOT	15/03/2011	08/03/2016	3.51	0	10,000,000	0	0	0	0						
BANCO INVEX SA INS (6) (11)	NOT	03/10/2011	10/04/2017	3.54	0	0	6,917,188	0	0	0						
BANCO INVEX SA INS (6) (11)	NOT	25/06/2013	23/11/2017	3.48	0	0	0	2,504,640	0	0						
BANCO INVEX SA INS (6) (11)	NOT	22/03/2013	23/11/2017	3.48	0	0	0	2,499,199	0	0						
BANCO INVEX SA INS (6) (11)	NOT	29/11/2012	23/11/2017	3.48	0	0	0	11,456,695	0	0						
BANCO INVEX SA INS (6) (11)	NOT	09/12/2013	28/02/2019	3.36	0	0	0	0	1,096,540	0						
BANCO INVEX SA INS (6) (11)	NOT	19/09/2013	28/02/2019	3.36	0	0	0	0	4,995,193	0						
BANCO INVEX SA INS (6) (11)	NOT	30/01/2014	28/02/2019	3.36	0	0	0	0	1,992,650	0						
BANCO INVEX SA INS (6) (11)	NOT	02/07/2014	28/02/2019	3.36	0	0	0	0	1,499,871	0						
BANCO INVEX SA INS (6) (11)	NOT	11/09/2014	28/02/2019	3.36	0	0	0	0	5,004,288	0						
BANCO INVEX SA INS (6) (11)	NOT	27/11/2014	19/11/2020	3.45	0	0	0	0	0	4,995,230						
BANCO INVEX SA INS (6) (11)	NOT	11/02/2015	19/11/2020	3.45	0	0	0	0	0	4,252,771						
BANCO INVEX SA INS (6) (7)	NOT	08/02/2010	27/01/2020	9.10	0	0	0	0	0	10,072,530						
BANCO INVEX SA INS (6) (7)	NOT	07/12/2011	24/11/2021	7.65	0	0	0	0	0	20,561,574						
BANCO INVEX SA INS (6) (7)	NOT	26/09/2013	12/09/2024	7.19	0	0	0	0	0	57,393,956						
BANCO INVEX SA INS (6) (7)	NOT	27/11/2014	12/11/2026	7.47	0	0	0	0	0	25,207,786						
BANCO INVEX SA INS (7) (7)	NOT	08/02/2010	27/01/2020	4.20	0	0	0	0	0	4,234,403						
BANCO INVEX SA INS (7) (7)	NOT	03/10/2011	20/09/2021	3.55	0	0	0	0	0	3,442,340						
BANCO INVEX SA INS (7) (7)	NOT	30/01/2014	15/01/2026	3.94	0	0	0	0	0	16,134,682						
BANCO INVEX SA INS (7) (7)	NOT	29/11/2012	11/05/2028	3.02	0	0	0	0	0	3,799,401						
MONEX CASA DE BOLS (6) (11)	NOT	16/04/2015	09/07/2015	3.19	2,500,000	0	0	0	0	0						
MONEX CASA DE BOLS (6) (11)	NOT	14/05/2015	06/08/2015	3.19	2,500,000	0	0	0	0	0						
MONEX CASA DE BOLS (6) (7)	NOT	18/06/2015	15/07/2015	3.16	2,500,000	0	0	0	0	0						
SCOTIA INVERLAT CA (6) (7)	NOT	29/07/2005	16/07/2015	9.91	9,500,000	0	0	0	0	0						
SCOTIA INVERLAT CA (6) (7)	NOT	03/04/2009	28/03/2016	9.15	0	7,500,000	0	0	0	0						
SCOTIA INVERLAT CA (7) (13)	NOT	01/02/2005	05/12/2019	9.00	0	0	0	0	0	8,958,133						
SCOTIA INVERLAT CA (7) (13)	NOT	23/12/2004	05/12/2019	9.00	0	0	0	0	0	7,470,964						
INT DEV NO PAG	NOT		31/12/2015	0.00	2,841,862	0	0	0	0	0						
CREDIT SUISSE (4) (7)	YES	10/04/2012	10/04/2019	2.50							0	0	0	0	4,992,137	0
DEUTSCHE BANK AG (1) (7)	YES	22/10/2007	01/03/2018	5.75							0	0	0	38,742,588	0	0
DEUTSCHE BANK AG (1) (7)	YES	14/11/2001	01/02/2022	8.63							0	0	0	0	0	2,494,631

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**

PETROLEOS MEXICANOS

QUARTER: **02** YEAR: **2015**

BREAKDOWN OF CREDITS

(THOUSAND PESOS)

CONSOLIDATED

Final Printing

CREDIT TYPE / INSTITUTION	FOREIGN INSTITUTION (YES/NO)	CONTRACT SIGNING DATE	EXPIRATION DATE	INTEREST RATE	MATURITY OR AMORTIZATION OF CREDITS IN NATIONAL CURRENCY — TIME INTERVAL						MATURITY OR AMORTIZATION OF CREDITS IN FOREIGN CURRENCY — TIME INTERVAL					
					CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE	CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE
DEUTSCHE BANK AG (1) (7)	YES	08/06/2005	15/06/2035	6.63							0	0	0	0	0	27,243,302
DEUTSCHE BANK AG (1) (7)	YES	04/06/2008	15/06/2038	6 63							0	0	0	0	0	7,732,428
DEUTSCHE BANK AG (2) (7)	YES	07/10/2009	09/01/2017	5.50							0	0	17,300,336	0	0	0
DEUTSCHE BANK AG (2) (7)	YES	17/08/2009	06/11/2017	5 78							0	0	0	3,469,282	0	0
DEUTSCHE BANK AG (2) (7)	YES	27/11/2013	27/11/2020	3 13							0	0	0	0	0	22,421,550
DEUTSCHE BANK AG (2) (7)	YES	21/04/2015	21/04/2022	1.88							0	0	0	0	0	17,218,208
DEUTSCHE BANK AG (2) (7)	YES	22/02/2005	24/02/2025	5.50							0	0	0	0	0	17,367,210
DEUTSCHE BANK AG (2) (7)	YES	16/04/2014	16/04/2026	3.75							0	0	0	0	0	17,264,774
DEUTSCHE BANK AG (2) (7)	YES	21/04/2015	21/04/2027	2.75							0	0	0	0	0	21,451,149
DEUTSCHE BANK AG (3) (7)	YES	05/12/2002	05/12/2023	3.50							0	0	0	0	0	3,771,000
DEUTSCHE BANK AG (5) (7)	YES	02/06/2009	02/06/2022	8.25							0	0	0	0	0	8,531,396
DEUTSCHE BANK AG (6) (7)	YES	26/04/2012	26/04/2017	6.13							0	0	1,782,292	0	0	0
DEUTSCHE BANK TRUS (1) (7)	YES	01/04/1998	30/03/2018	9 25							0	0	0	1,818,981	0	0
DEUTSCHE BANK TRUS (1) (7)	YES	18/07/2013	18/07/2018	3 50							0	0	0	0	15,508,288	0
DEUTSCHE BANK TRUS (1) (7)	YES	23/01/2014	23/01/2019	3 13							0	0	0	0	7,776,000	0
DEUTSCHE BANK TRUS (1) (7)	YES	03/02/2009	03/05/2019	8.00							0	0	0	0	30,909,014	0
DEUTSCHE BANK TRUS (1) (7)	YES	05/02/2010	05/03/2020	6 00							0	0	0	0	0	15,468,906
DEUTSCHE BANK TRUS (1) (7)	YES	23/01/2015	23/07/2020	3.50							0	0	0	0	0	23,300,839
DEUTSCHE BANK TRUS (1) (7)	YES	21/07/2010	21/01/2021	5 50							0	0	0	0	0	46,852,037
DEUTSCHE BANK TRUS (1) (7)	YES	24/01/2012	24/01/2022	4.88							0	0	0	0	0	32,446,834
DEUTSCHE BANK TRUS (1) (7)	YES	30/01/2013	30/01/2023	3.50							0	0	0	0	0	32,586,085
DEUTSCHE BANK TRUS (1) (7)	YES	01/03/1993	01/12/2023	8.63							0	0	0	0	0	2,039,402
DEUTSCHE BANK TRUS (1) (7)	YES	18/07/2013	18/01/2024	4.88							0	0	0	0	0	23,225,764
DEUTSCHE BANK TRUS (1) (7)	YES	15/10/2014	15/01/2025	4 25							0	0	0	0	0	15,467,059
DEUTSCHE BANK TRUS (1) (7)	YES	23/01/2015	23/01/2026	4.50							0	0	0	0	0	23,267,303
DEUTSCHE BANK TRUS (1) (7)	YES	30/12/2004	15/09/2027	9.50							0	0	0	0	0	3,515,040
DEUTSCHE BANK TRUS (1) (7)	YES	18/09/1997	16/09/2027	9.50							0	0	0	0	0	1,591,445
DEUTSCHE BANK TRUS (1) (7)	YES	30/08/2010	15/06/2035	6.63							0	0	0	0	0	16,394,712
DEUTSCHE BANK TRUS (1) (7)	YES	02/06/2011	02/06/2041	6.50							0	0	0	0	0	46,814,401
DEUTSCHE BANK TRUS (1) (7)	YES	26/06/2012	27/06/2044	5 50							0	0	0	0	0	67,640,423
DEUTSCHE BANK TRUS (1) (7)	YES	23/01/2014	23/01/2045	6.38							0	0	0	0	0	46,318,715
DEUTSCHE BANK TRUS (1) (7)	YES	23/01/2015	23/01/2046	5 63							0	0	0	0	0	46,262,250
DEUTSCHE BANK TRUS (1) (7)	YES	28/09/2010	28/12/2046	6 63							0	0	0	0	0	15,549,929
DEUTSCHE BANK TRUS (1) (8)	YES	18/07/2013	18/07/2018	2 30							0	0	0	0	7,775,948	0
THE B NY MELLON (2) (7)	YES	05/08/2004	05/08/2016	6.38							0	0	14,762,129	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**

PETROLEOS MEXICANOS

QUARTER: **02** YEAR: **2015**

BREAKDOWN OF CREDITS

(THOUSAND PESOS)

CONSOLIDATED

Final Printing

CREDIT TYPE / INSTITUTION	FOREIGN INSTITUTION (YES/NO)	CONTRACT SIGNING DATE	EXPIRATION DATE	INTEREST RATE	MATURITY OR AMORTIZATION OF CREDITS IN NATIONAL CURRENCY — TIME INTERVAL						MATURITY OR AMORTIZATION OF CREDITS IN FOREIGN CURRENCY — TIME INTERVAL					
					CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE	CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE
PEMEX FINANCE (1) (7)	YES	27/07/1999	15/08/2017	10.61							389,190	389,190	778,380	194,595	0	0
PEMEX FINANCE (1) (7)	YES	14/12/1998	15/11/2018	9.15							486,488	486,487	972,975	972,975	486,488	0
INT DEV NO PAG	NOT		31/12/2015	0.00							12,225,398	0	0	0	0	0
SECURED																
PRIVATE PLACEMENTS																
UNSECURED																
SECURED																
CREDIT AGRICOLE CI (1) (7)	YES	26/07/2012	20/12/2022	1.70							311,352	311,352	622,704	622,704	622,704	2,169,206
CREDIT AGRICOLE CI (1) (7)	YES	06/07/2012	20/12/2022	1.95							311,352	311,352	622,704	622,704	622,704	2,168,504
CREDIT AGRICOLE CI (1) (7)	YES	06/07/2012	20/12/2022	2.00							311,352	311,352	622,704	622,704	622,704	2,169,005
SUMITOMO MITSUI BA (3) (8)	YES	19/09/2008	29/09/2020	0.89							0	0	0	0	0	8,044,800
WELLS FARGO NA (1) (7)	YES	04/11/2013	15/02/2024	2.29							272,433	272,433	544,866	544,866	544,866	2,716,221
WELLS FARGO NA (1) (7)	YES	19/09/2013	15/02/2024	2.83							311,352	311,352	622,704	622,704	622,704	3,103,764
WELLS FARGO NA (1) (7)	YES	20/10/2014	15/04/2025	2.38							389,190	389,190	778,380	778,380	778,380	4,655,743
WELLS FARGO NA (1) (8)	YES	30/09/2013	15/02/2024	0.70							583,785	583,785	1,167,570	1,167,570	1,167,570	5,528,407
WELLS FARGO NA (1) (8)	YES	14/10/2014	15/04/2025	0.63							389,190	389,190	778,380	778,380	778,380	4,653,566
INT DEV NO PAG	NOT		31/12/2015	0.00							187,593	0	0	0	0	0
TOTAL STOCK MARKET LISTED IN STOCK EXCHANGE AND PRIVATE PLACEMENT					19,841,862	17,500,000	6,917,188	16,460,534	14,588,542	166,523,770	16,168,675	3,755,683	41,356,124	50,958,433	73,208,887	639,446,008

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**

PETROLEOS MEXICANOS

QUARTER: **02** YEAR: **2015**

BREAKDOWN OF CREDITS

(THOUSAND PESOS)

CONSOLIDATED

Final Printing

CREDIT TYPE / INSTITUTION	FOREIGN INSTITUTION (YES/NO)	DATE OF AGREEMENT	EXPIRATION DATE		MATURITY OR AMORTIZATION OF CREDITS IN NATIONAL CURRENCY						MATURITY OR AMORTIZATION OF CREDITS IN FOREIGN CURRENCY					
					TIME INTERVAL						TIME INTERVAL					
					CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE	CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE
OTHER CURRENT AND NON-CURRENT LIABILITIES WITH COST																
TOTAL OTHER CURRENT AND NON-CURRENT LIABILITIES WITH COST					0	0	0	0	0	0	0	0	0	0	0	0
SUPPLIERS																
PROVEEDORES	NOT				58,569,497	0										
TOTAL SUPPLIERS					58,569,497	0					0	0				
OTHER CURRENT AND NON-CURRENT LIABILITIES																
OTROS PASIVOS CIRCULANTES	NOT				0	40,323,990	1,600,009,296	0	0	0						
TOTAL OTHER CURRENT AND NON-CURRENT LIABILITIES					0	40,323,990	1,600,009,296	0	0	0	0	0	0	0	0	0
GENERAL TOTAL					102,073,789	67,055,697	1,612,545,041	20,923,949	19,051,957	197,312,079	83,169,196	14,693,213	62,083,549	77,158,217	84,708,064	689,434,020

NOTES

CURRENCIES		ACCOUNTING EXCHANGE RATE
(1) DOLLARS	DLL	15.5676
(2) EUROS	EUR	17.3672
(3) JAPANESE YEN	JPY	0.1257
(4) SWISS FRANCS	CHF	16.6659
(5) STERLING POUND	GBP	24.4956
(6) AUSTRALIAN DOLLAR	AUD	11.9108
(7) CANADIAN DOLLAR	CAD	12.6176

(8) TYPE OF RATE
(9) FIXED RATE
(10) LIBOR RATE
(11) FLOATING RATE
(12) DISCOUNT RATE

NOTES

(13) TIIE RATE
(14) CETES
(15) ZERO COUPON RATE

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**
PETROLEOS MEXICANOS

QUARTER: **02** YEAR: **2015**

MONETARY FOREIGN CURRENCY POSITION

CONSOLIDATED

(THOUSAND PESOS)

Final Printing

FOREIGN CURRENCY POSITION (THOUSANDS OF PESOS)	DOLLARS		OTHER CURRENCIES		THOUSAND PESOS TOTAL
	THOUSANDS OF DOLLARS	THOUSAND PESOS	THOUSANDS OF DOLLARS	THOUSAND PESOS	
MONETARY ASSETS	20,925,961	325,766,991	850,284	13,236,881	339,003,872
CURRENT	20,912,521	325,557,762	850,206	13,235,667	338,793,429
NON CURRENT	13,440	209,229	78	1,214	210,443
LIABILITIES POSITION	119,040,278	853,171,420	17,748,015	179,923,049	1,033,094,469
CURRENT	71,414,183	111,747,431	7,591,428	21,809,359	133,556,790
NON CURRENT	47,626,095	741,423,989	10,156,587	158,113,690	899,537,679
NET BALANCE	-98,114,317	-527,404,429	-16,897,731	-166,686,168	-694,090,597

NOTES

FOREIGN CURRENCIES		EXCHANGE RATES
AMERICAN DOLLARS	USD	15.5676
AUSTRALIAN DOLLARS		11.9108
JAPANESE YENS	JPY	0.1257
STERLING POUNDS	GBP	24.4956
EUROS	EUR	17.3672
SWISS FRANC		16.6659
CANADIAN DOLLAR		12.6176

FINANCIAL LIMITATIONS IN CONTRACT, ISSUED DEED AND / OR TITLE

ACTUAL SITUATION OF FINANCIAL LIMITED

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **02** YEAR: **2015**

PETROLEOS MEXICANOS

DISTRIBUTION OF REVENUE BY PRODUCT

CONSOLIDATED

TOTAL INCOME
(THOUSAND PESOS)

Final Printing

MAIN PRODUCTS OR PRODUCT LINE	NET SALES		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
NATIONAL INCOME					
PETROLEUM PRODUCTS	0	0	0		
FUEL OIL	70	7,789,712	100.00		CFE
DIESEL	385	82,713,056	100.00	PEMEX DIESEL	
L.P. GAS	279	39,312,918	0.00		DISTRIBUITORS
MAGNA SIN GASOLINE	630	130,935,758	100.00	PEMEX MAGNA	DISTRIBUITORS
PREMIUM GASOLINE	146	36,694,182	100.00	PEMEX PREMIUM	DISTRIBUITORS
JET FUEL	70	13,781,600	100.00		ASA
OTHER REFINED PRODUCTS	71	6,664,275	100.00		DISTRIBUITORS
PETROCHEMICAL PRODUCTS	0	0	0		
METHANE DERIVATIVES (A)	517	2,338,213	79.00		
ETHANE DERIVATIVES (B)	524	8,227,084	42.00		
AROMATICS AND DERIVATIVES (C)	138	1,802,626	33.00		
PROPYLENES AND DERIVATIVES (D)	42	2,152,534	32.00		
OTHER PETROCHEMICALS (E)	804	1,992,529	0.00		
DRY GAS	3,151	26,485,108	0.00		(F)
SERVICES INCOME	0	6,885,276	0		
	0	0	0		
EXPORT INCOME					
CRUDE OIL (TBD)	1,164	153,913,545	0	(G)	(H)
REFINED PRODUCTS (TBD)	216	15,575,591	0		(I)
PETROCHEMICAL PRODUCTS (TT)	151	9,002,847	0		(I)
INCOME OF SUBSIDIARIES ABROAD					
OTC MARGINAL EFFECT	0	42,096,027	0		
TOTAL	**8,358**	**588,362,881**			

NOTES

TBD - THOUSAND BARRELS PER DAY
TT - THOUSAND TONS
NOTE: TO CALCULATE PARTICIPATING % IN THE PETROCHEMICAL PRODUCTS MARKET, THE PERIOD JANUARY - MAY 2015 WAS CONSIDERED.
(A) CONSIDERS CONTRIBUTION OF PEMEX-PETROCHEMICALS OF AMMONIA AND METHANOL TO THE DOMESTIC MARKET.
(B) CONSIDERS CONTRIBUTION OF PEMEX-PETROCHEMICALS OF ETHYLENE, GLYCOLS, HDPE, LDPE, LDPL, ETHYLENE OXIDE AND VINYL CHLORIDE TO THE DOMESTIC MARKET (AS OF SEPTEMBER 12, 2013, THE PAJARITOS PETROCHEMICAL COMPLEX WAS DIVESTED FROM PEMEX-PETROCHEMICALS).

DISTRIBUTION OF REVENUE BY PRODUCT

CONSOLIDATED

TOTAL INCOME

(THOUSAND PESOS)

Final Printing

(C) CONSIDERS CONTRIBUTION OF PEMEX-PETROCHEMICALS OF BENZENE, STYRENE, TOLUENE, XYLENES, PARAXYLENE AND ORTHOXYLENE TO THE DOMESTIC MARKET (PARAXYLENE AND ORTHOXYLENE PLANTS ARE NOT IN OPERATION FOR AN INDEFINITE PERIOD OF TIME).
(D) CONSIDERS CONTRIBUTION OF PEMEX-PETROCHEMICALS OF ACRYLONITRILE TO THE DOMESTIC MARKET.
(E) PEMEX-PETROCHEMICALS DOES NOT CONSIDER PARTICIPATION TO THE DOMESTIC MARKET OF "OTHER PRODUCTS", SINCE THEY ARE NOT WITHIN THE SCOPE OF THE "MAIN SELECTED PRODUCTS".
(F) CFE, IPP'S DISTRIBUIDORES, INDUSTRIALS (ISPAT).
(G) PERCENTAGE OF CRUDE OIL EXPORTS BY REGION (JANUARY-JUNE 2015): 58.6% OF TOTAL CRUDE OIL EXPORTS WAS MADE TO THE UNITED STATES, WHEREAS 21.9% WAS DISTRIBUTED TO EUROPE, 3.2% TO THE REST OF THE AMERICAN CONTINENT AND 16.3% TO THE FAR EAST.
(H) IT IS ESTIMATED THAT PEMEX'S PARTICIPATION IN THE INTERNATIONAL CRUDE OIL MARKET DURING THE PERIOD FROM JANUARY-JUNE OF 2015 WAS 2.7%.
(I) PEMEX'S PARTICIPATION IN THESE PRODUCTS IS MARGINAL
VOLUMES ARE GIVEN IN THOUSAND OF BARRELS PER DAY, EXCEPT IN THE CASE OF PETROCHEMICAL PRODUCTS, WHICH ARE EXPRESSED IN THOUSANDS OF TONS AND DRY GAS, WHICH IS EXPRESSED IN MILLIONS OF CUBIC FEET PER DAY.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**
PETROLEOS MEXICANOS

QUARTER: **02** YEAR: **2015**

ANALYSIS OF PAID CAPITAL STOCK

CONSOLIDATED

CHARACTERISTICS OF THE SHARES

Final Printing

SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK	
			FIXED PORTION	VARIABLE PORTION	MEXICAN	FREE SUBSCRIPTION	FIXED	VARIABLE
NA	0.00000	0	0	0	0	0	0	0
TOTAL			0	0	0	0	0	0

TOTAL NUMBER OF SHARES REPRESENTING THE PAID IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION 0

NOTES

PEMEX HAS CERTIFICATES OF CONTRIBUTION OF THE FEDERAL GOVERNMENT AND NOT CAPITAL STOCK REPRESENTED BY SHARES.

Risk Management

Risk Management and Financial Instruments

PEMEX faces market risk caused by the volatility of hydrocarbon prices, exchange rates and interest rates, credit risk associated with investments and financial derivatives, as well as liquidity risk. In order to monitor and manage these risks, PEMEX has approved general provisions relating to financial risk management, which are comprised of policies and guidelines that promote an integrated scheme for risk management, regulate the use of DFIs, and guide the development of risk mitigation strategies.

This regulatory framework establishes that DFIs should generally be used only for the purpose of mitigating financial risk. The use of DFIs for any other purpose must be approved in accordance with PEMEX's internal regulation.

One of PEMEX's policies is to contribute minimizing the impact that unfavorable changes in financial risk factors have on its financial results by promoting an adequate balance between expected incoming cash flows from operations and outcoming cash flows relating to its liabilities.

In addition, the PMI Group has implemented a regulatory framework for risk management with respect to its activities, which consists of policies, guidelines and procedures to manage the market risk associated with its commodity trading activities in accordance with industry best practices, such as: the use of DFIs for financial risk mitigation purposes; the segregation of duties; valuation and monitoring mechanisms, such as the generation of a daily portfolio risk report, value at risk (VaR) computation; and VaR limits, both at a global and business unit level and the implementation of stop loss mechanisms. In addition, PMI-TRD also has its own risk management subcommittee which supervises the trading of DFIs.

Market Risk

(i) *Interest Rate Risk*

PEMEX is exposed to fluctuations in floating interest rate liabilities. PEMEX is exposed to *London Interbank Offered Rate* (LIBOR) and to Mexican peso *Tasa de Interés Interbancaria de Equilibrio* (TIIE).

Occasionally, for strategic reasons or in order to offset the expected inflows and outflows, PEMEX has entered into interest rate swaps. Under its interest rate swap agreements, PEMEX acquires the obligation to make payments based on a fixed interest rate and is entitled to receive floating interest rate payments based on LIBOR, TIIE or a rate referenced to or calculated from TIIE.

Similarly, in order to eliminate the volatility associated with variable interest rates of long-term financing operations, PMI NASA has executed interest rate swap agreements denominated in U.S. dollars.

Moreover, PEMEX makes investments in pesos and U.S. dollars in compliance with applicable internal regulations through portfolios that have different purposes that seek an adequate return subject to risk parameters that reduce the probability of capital losses. The objective of the investments made through these portfolios is to meet PEMEX's obligations payable in pesos and U.S. dollars.

The investments made through PEMEX's portfolios are exposed to domestic and international interest rate risk and credit spread risk derived from government and corporate securities, and inflation risk

arising from the relationship between UDIs and pesos. However, these risks are mitigated by established limits on exposure to market risk.

(ii) Exchange Rate Risk

A significant amount of PEMEX's revenues is derived from exports of crude oil and petroleum products, which are priced and payable in U.S. dollars. Moreover, PEMEX's revenues from domestic sales of gasoline and diesel net of the IEPS Tax, petrochemicals and natural gas and its byproducts are related to international U.S. dollar-denominated prices, except for domestic sales of liquefied petroleum gas (LPG), which are priced in pesos and represent less than 5% of PEMEX's revenues.

PEMEX's expenses related to hydrocarbon duties are calculated based on international U.S. dollar-denominated prices and the cost of hydrocarbon imports that PEMEX acquires for resale in Mexico or use in its facilities are indexed to international U.S. dollar-denominated prices. By contrast, PEMEX's capital expenditure and operating expenses are determined in pesos.

As a result of this cash flow structure, the depreciation of the peso against the U.S. dollar increases PEMEX's financial balance. The appreciation of the peso relative to the U.S. dollar has the opposite effect. PEMEX manages this risk without the need for hedging instruments, because the impact on PEMEX's revenues of fluctuations in the exchange rate between the U.S. dollar and the peso is offset in whole or in part by its impact on its obligations.

Most of PEMEX's debt is denominated in U.S. dollars or pesos. Although PEMEX seeks to issue debt either in U.S. dollars or pesos, this is not always achievable. As a consequence of the cash flow structure described above, fluctuations in non-U.S. dollar currencies (other than pesos) may increase PEMEX's cost of funding due to the exposure to foreign exchange risk.

Since 1991, for non-U.S. dollar or peso issuances, PEMEX has, as a risk mitigation strategy, used DFIs to swap this debt into U.S. dollars. In order to hedge inflation risk associated with debt denominated in UDIs, PEMEX swaps this debt into pesos, depending on market conditions. As a result of this strategy, PEMEX holds a debt portfolio with negligible sensitivity to currency risk other than pesos and U.S. dollars.

The currencies underlying these DFIs are the euro, Swiss franc, Japanese yen, Pound sterling and Australian dollar, which are each swapped against the U.S. dollar, and UDIs which are swapped against the peso.

The PMI Group also faces market risks generated by fluctuations in foreign exchange rates. In order to mitigate these risks, the boards of directors of several of the companies that form the PMI Group have authorized a policy which stipulates that no more than 5% of a company's total financial assets may be denominated in a currency other than its functional currency, unless the company owes a duty or expected payment in a currency other than its functional one. Accordingly, the companies in the PMI Group will from time to time enter into DFIs in order to mitigate the risk associated with financing operations denominated in currencies other than a company's functional currency.

Finally, a significant amount of PMI-TRD's income and expenses, including the cost of sales and related sales costs, is derived from the trade of refined products, petrochemicals and gas liquids to PEMEX subsidiaries and third parties, whose prices are determined and are payable in U.S. dollars. PMI-TRD's exposure to foreign currency risk results primarily from the need to fund tax payments denominated in domestic currency and secondarily from the need to purchase products in domestic currency for sale in U.S. dollars in the international market, as well as certain related sales costs denominated in domestic currency.

PMI-TRD believes it can adequately manage the risk created by the payment of taxes in domestic currency without the need to enter into hedging instruments because the exposure to this risk is marginal relative to the total flows of U.S. dollar. In addition, in the event that a potential foreign exchange risk arises in connection with a commercial transaction, PMI-TRD may implement risk mitigation measures by entering into DFIs.

(iii) Hydrocarbon Price Risk

PEMEX periodically assesses its revenues and expenditures structure in order to identify the main market risk factors that PEMEX's cash flows are exposed to in connection with international hydrocarbon prices. Based on this assessment, PEMEX monitors its exposure to the most significant risk factors and quantifies their impact on PEMEX's financial balance.

PEMEX continuously evaluates the implementation of risk mitigation strategies, including those involving the use of DFIs, while taking into account operational and economic constraints. PEMEX did not hedge the price risk associated with any of its crude oil production for the period from 2007 to the second quarter of 2015.

In addition to supplying natural gas, Pemex-Gas and Basic Petrochemicals offers DFIs to its domestic customers in order to provide them with support to mitigate the risk associated with the volatility of natural gas prices. Pemex-Gas and Basic Petrochemicals enters into DFIs with Mex Gas Supply, S.L. under the opposite position to those DFIs offered to its customers in order to mitigate the market risk it bears under such offered DFIs. Mex Gas Supply, S.L. then transfers the related price risk derived from the DFI position held with Pemex-Gas and Basic Petrochemicals to international financial counterparties by entering into these opposite position DFIs with such parties. Through the above mechanism, Pemex-Gas and Basic Petrochemicals is able to maintain its natural risk profile with negligible exposure to market risk.

Pemex-Gas and Basic Petrochemicals' domestic sales of LPG have been subject to a price control mechanism imposed by the Mexican Government. This mechanism generates a risk exposure in the geographic areas where PEMEX sells imported LPG. During 2012, Pemex-Gas and Basic Petrochemicals mitigated the market risk generated by this exposure by executing a hedging strategy consisting of propane swaps, since propane is the primary component of LPG. During 2013 and 2014, Pemex-Gas and Basic Petrochemicals did not enter into any DFIs of this type. During the first and second quarter of 2015, a hedging strategy for the import price of propane was executed through the same kind of IFD with maturity date in 2015.

PMI-TDR faces market risk generated by the terms of the purchase and sale of refined products and natural gas liquids, as well as the volatility of oil prices. Accordingly, it frequently enters into DFIs in order to mitigate this risk, thereby reducing the volatility of its financial results.

(iv) Risk Relating to the Portfolio of Third-Party Shares

Between July and September 2011, PEMEX acquired 57,204,240 shares of Repsol, S.A. through its affiliate PMI-HBV. In order to protect that investment, PMI-HBV entered into a structured product consisting of long put, short call and long call options maturing in 2012, 2013 and 2014. All DFIs expired in 2014, 2013 and 2012, so there were no DFIs at the second quarter of 2015. Notwithstanding their execution for hedging purposes, these DFIs were not recorded as hedges for accounting purposes.

As of June 30, 2015, PMI-HBV owned 20,132,208 Repsol, S.A. shares. These have no related DFIs.

Counterparty or Credit Risk

When the fair value of a DFI is favorable to PEMEX, PEMEX faces the risk that the counterparty will not be able to meet its obligations. To reduce this risk, PEMEX monitors the creditworthiness of its counterparties and calculates the credit risk exposure for its DFIs. In addition, PEMEX only enters into DFIs with major financial institutions with a minimum credit rating of BBB-. These ratings are issued and revised periodically by risk rating agencies. Furthermore, PEMEX seeks to maintain a diversified portfolio of counterparties.

Moreover, PEMEX has entered into various long-term cross-currency swaps agreements with "*recouponing*" provisions (pursuant to which the payments on the swaps are adjusted when the mark-to-market ("MtM") exceeds the relevant threshold specified in the swap), thereby limiting the exposure with its counterparties to a specific threshold amount. The specified thresholds were reached in three cross-currency swaps during 2014 and nine cross- currency swaps at the second quarter of 2015. These swaps were used to hedge the exchange rate exposure mainly to the euro and the Pound sterling. This resulted in the cash settlement of such swaps and the resetting of swap terms to return their mark-to-market value to zero.

According to IFRS 13, "Fair Value Measurement", the fair value or MtM value of DFIs must reflect the creditworthiness of the parties. Consequently, the fair value of a DFI takes into account the risk that either party may default on its obligation. In accordance with market best practices, PEMEX applies the credit value adjustment ("CVA") method to calculate the fair value of its DFIs.

Furthermore, by means of its credit guidelines for DFI operations, Pemex-Gas and Basic Petrochemicals has significantly reduced its credit risk exposure related to the DFIs offered to its customers to assist them in mitigating the risk associated with the volatility of natural gas prices.

In order to qualify for these DFIs, Pemex-Gas and Basic Petrochemicals' customers must be party to a current natural gas supply contract and sign a domestic master derivative agreement. DFIs with customers must be initially secured by guarantees (cash deposits, letters of credit or other collateral provisions, as required). The guarantees ensure fulfillment of the customer payment obligations under domestic master derivative agreement and / or a DFI or liquidation held with PGPB.

Since August 21, 2014, the credit guidelines from Pemex-Gas and Basic Petrochemicals separate the exempt and non-exempt customers based on a credit assessment provided in the credit guidelines, and must be approved by the Credit Institutional Committee in charge of granting exempt credit lines to customers that meet the credit requirements.

In accordance with these guidelines, in the event that a client does not meet its payment obligations, DFIs related to this client are cashed out, rights to guarantees are exercised and, if the guarantees total amount is insufficient to cover the fair value, natural gas supply is suspended until the payment is made. The Board of Directors of Pemex-Gas and Basic Petrochemicals approves the credit requirements related to entering into DFIs with Pemex-Gas and Basic Petrochemicals.

PMI-TRD's credit risk associated with DFI transactions is mitigated through the use of futures and standardized instruments that are cleared through *CME-Clearport*.

Liquidity Risk

Through its debt planning and U.S. dollar selling operations, PEMEX currently preserves cash balance at a level of liquidity in domestic currency and U.S. dollars that is considered adequate to

cover its investment and operating expenses, as well as other payment obligations. In addition, PEMEX has acquired committed revolving credit lines in order to mitigate liquidity risk.

Finally, the investment strategies of PEMEX's portfolios are structured by selecting horizons that consider each currency's cash flow requirements in order to preserve liquidity.

The PMI Group mitigates the liquidity risk within its companies through several mechanisms, the most important of which is the centralized treasury or "*in-house bank*". In addition, the companies in the PMI Group have access to bilateral credit lines from financial institutions.

The companies in the PMI Group monitor their cash flow on a daily basis and protect their creditworthiness in the financial markets. Liquidity risk is mitigated by monitoring the maximum/minimum permissible financial ratios as set forth in the policies approved by each company's board of directors.

Fair Value of Derivative Financial Instruments

PEMEX monitors the fair value of its DFI portfolio on a periodic basis. The fair value represents the price at which one party would assume the rights and obligations of the other, and is calculated for DFIs through models used commonly used in the international financial markets, based on inputs obtained from major market information systems and price providers.

PEMEX's DFI portfolio is composed primarily of swaps, the prices of which are estimated by discounting flows using the appropriate factors, and contains no exotic instruments that require numerical methods for their valuation.

Accounting

PEMEX enters into derivatives transactions with the sole purpose of hedging financial risks related to its operations, assets or liabilities recorded within its balance sheet. Nonetheless, some of these transactions do not qualify for hedge accounting treatment because they do not meet the strict requirements of the accounting standards for being designated as hedges, under one of the accounting treatments allowed. They are therefore recorded in the financial statements as non-hedge instruments or as instruments entered into for trading purposes, despite the fact that their cash flows are offset by the cash flows of the positions to which they relate. As a result, the changes in their fair value are recognized in the "Derivative financial instruments (cost) income—net" line item in the consolidated statement of comprehensive income.

As of June 30, 2015 and December 31, 2014, the net fair value of PEMEX's DFIs was Ps. (19,391,715) and Ps. (15,897,184), respectively. As of June 30, 2015 and December 31, 2014, PEMEX did not have any DFIs designated as hedges.

For the periods ended June 30, 2015 and 2014, PEMEX recognized a net (loss) gain of Ps. (14,867,042) and Ps. 3,031,905, respectively, in the "Derivative financial instruments (cost) income—net" line item with respect to DFIs treated as instruments entered into for trading purposes.

PEMEX, according to its accounting policy, analyzed the clauses of different contracts to identify possible embedded derivatives. PEMEX has determined that these agreements do not meet the criteria to generate an embedded derivative, therefor, for the periods ended June 30, 2015 and December 31,

2014, PEMEX has not recognized any effects in its consolidated statement of comprehensive income, due to embedded derivatives (foreign currency or index).

TABLE 1

Interest Rate and Currency Derivatives

(in thousands of pesos, except as noted, as of June 30, 2015)

Derivative Type	Hedging/ Trading	Notional Amount	Underlying Value		Fair Value		Notional amounts by expected maturity year						Collateral delivered
			Current Quarter	Previous Quarter	Current Quarter	Previous Quarter	2015	2016	2017	2018	2019	Thereafter	
Interest Rate Swaps	Hedging	18,000,038	LIBOR USD 3M=0.28320%	LIBOR USD 3M=0.27075%	(150,222)	(367,058)	972,975	1,945,950	1,945,950	1,945,950	1,945,950	9,243,263	0
Currency Swaps	Hedging	191,188,233	MXN = 15.5676 1/EUR = 1.1156 1/GBP = 1.5735 JPY = 123.84726 UDI = 5.27677 CHF = 0.9341 AUD = 1.30702 Exchange rates against US dollar.	MXN = 15.1542 1/EUR = 1.0892 1/GBP = 1.4873 JPY = 119.1087 UDI = 5.2978 CHF = 0.961 AUD = 1.2897 Exchange rates against US dollar.	(15,158,243)	(18,371,638)	640,841	802,680	28,452,713	0	21,220,233	140,071,765	0
Currency Swaps with credit linked options	Hedging	17,846,852	1/EUR = 1.1156 JPY = 123.84726 Exchange rates against US dollar.	1/EUR = 1.0892 JPY = 119.1087 Exchange rates against US dollar.	(3,501,012)	(3,940,107)	0	17,846,852	0	0	0	0	0

TABLE 2

Natural Gas Derivatives

(In thousands of pesos, except as noted, as of June 30, 2015)

Derivative Type	Hedging/ Trading	Volume (In MMBtu)	Underlying value (U.S. $ per MMBtu)[1]		Fair Value		Year of expected maturity date (In MMBtu)						Collateral delivered
			Current Quarter	Previous Quarter	Current Quarter	Previous Quarter	2015	2016	2017	2018	2019	Thereafter	
Long Swaps	Trading	2,915,199	2.74	2.77	(24,009)	(40,221)	1,739,915	1,119,034	56,250	0	0	0	0
Short Swaps	Trading	(2,915,199)	2.74	2.77	27,239	43,728	(1,739,915)	(1,119,034)	(56,250)	0	0	0	
European Call													
Long	Trading	9,543,328	2.74	2.77	40,958	1,412	4,640,378	4,147,200	563,000	189,000	3,750	0	
Short		(9,543,312)			(40,633)	(1,396)	(4,640,274)	(4,147,288)	(563,000)	(189,000)	(3,750)	0	

(1) Representative underlying asset value.

Portfolio that integrates position with national clients and inverse position with international counterparties, maintaining a negligible exposure to market risk.

TABLE 3

Propane Financial Derivatives

(In thousands of pesos, except as noted, as of June 30, 2015)

Derivative Type	Hedging/ Trading	Volume (In millions of barrels) (1)	Underlying value (U.S. $ per barrel)		Fair Value		Volume per Year						Collateral delivered
			Current Quarter	Previous Quarter (2)	Current Quarter	Previous Quarter	2015	2016	2017	2018	2019	Thereafter	
Propane Swaps	Hedging	10.0	16.6	21.9	(511,553)	(273,552)	9.96	0	0	0	0	0	0

(1) Net Volume; spread positions do not contribute to this figure

(2) Representative underlying asset value per barrel

TABLE 4

Crude and Petroleum Products Financial Derivatives Clasified as Cash and Cash Equivalent for Accounting Purposes due to their Liquidity

(In thousands of pesos, except as noted, as of June 30, 2015)

Derivative Type	Hedging/ Trading	Volume (In millions of barrels) (1)	Underlying value (U.S. $ per barrel)		Fair Value		Volume per Year						Collateral delivered [3]
			Current Quarter	Previous Quarter (2)	Current Quarter	Previous Quarter	2015	2016	2017	2018	2019	Thereafter	
Futures	Hedging	(0.7)	83.0	71.3	(38,610)	11,809	(0.7)	0.0	0.0	0.0	0.0	0.0	N.A

Exchange Traded Swaps	Hedging	(7.5)	63.6	45.1	(135,721)	75,625	(7.5)	0.0	0.0	0.0	0.0	0.0	N.A

(1) Net Volume

(2) Representative underlying asset value per barrel

(3) Exchange traded operations, both futures and swaps have an initial margin of Ps 587,345,186

TABLE 5

Financial Derivative Instruments from Treasury

(In thousands of pesos, except as noted, as of June 30, 2015)

Derivative Type	Hedging/ Trading	Notional Amount	Underlying value[1]		Fair Value		Notional amounts by expected maturity year						Collateral delivered
			Current Quarter	Previous Quarter	Current Quarter	Previous Quarter	2015	2016	2017	2018	2019	Thereafter	
Over The Counter Interest Rate Swaps	Hedging	1,670,489	LIBOR USD 1M = 0.18650%	LIBOR USD 1M = 0.17625%	(74,262)	(89,190)	105,421	217,758	227,445	237,313	247,660	634,891	0

(1) Representative underlying asset value.

LIBOR USD 1m at date of reporting.

The information in these tables has been calculated using the exchange rates as of March 31, 2015 Ps. 15.1542 = US$1.00 and June 30, 2015 Ps. 15.5676 = US$1.00

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos

By: ______________________________
Carlos Caraveo Sánchez
Associate Managing Director of Finance

Date: September 15, 2015

FORWARD-LOOKING STATEMENTS

This report contains words, such as "believe," "expect," "anticipate" and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance. We have made forward-looking statements that address, among other things, our:

- exploration and production activities, including drilling;
- activities relating to import, export, refining, petrochemicals and transportation of petroleum, natural gas and oil products;
- activities relating to the generation of electrical energy;
- projected and targeted capital expenditures and other costs, commitments and revenues; and
- liquidity and sources of funding.

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

- changes in international crude oil and natural gas prices;
- effects on us from competition;
- limitations on our access to sources of financing on competitive terms;
- our ability to find, acquire or gain access to additional reserves and to develop the reserves that we obtain successfully;
- uncertainties inherent in making estimates of oil and gas reserves, including recently discovered oil and gas reserves;
- technical difficulties;
- significant developments in the global economy;
- significant economic or political developments in Mexico including developments relating to the implementation of the laws that implement the new legal framework contemplated by the *Decreto por el que se reforman y adicionan diversas disposiciones de la Constitución Política de los Estados Unidos Mexicanos, en Materia de Energía* (Decree that amends and supplements various provisions of the Political Constitution of the United Mexican States relating to energy matters);
- developments affecting the energy sector; and
- changes in our legal regime or regulatory environment, including tax and environmental regulations.

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.